Semiannual Report

March 31, 2010

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Fund

Waddell & Reed Advisors Cash Management



CONTENTS
Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

Over the last six months, investors have witnessed the continuation of economic recovery that began in March 2009, when several government programs were implemented to stabilize the economy and financial markets. These aggressive efforts, and similar policies implemented in many foreign markets, eliminated the threat of a global financial and economic meltdown, which seemed almost inevitable in the absence of any response.

Despite the bleak economic outlook at that time, investors began to slowly demonstrate some appetite for risk, recognizing the power of the initiatives put in place. Stocks and bonds began to rally. By the third quarter of 2009, gross domestic product expanded at a 2.28 percent annualized rate. Progress continued as 2009 wound to a close. In the fourth quarter of 2009, gross domestic product expanded 5.3 percent. Stocks, which first turned up in March, continued their upward trajectory into early 2010.

Challenges remain, including persistent high unemployment, continued stress in the beleaguered U.S. housing sector, a ballooning government deficit and substantial uncertainty regarding the effect of the inevitable unwinding of all of the stimulus initiatives. Nonetheless, markets closed the six months ended March 31, 2010 modestly higher; the S&P 500 Index gained 2.02 percent during the period. International markets, as measured by the MSCI EAFE Index, gained 10.63 percent. Fixed income markets, as measured by the Citigroup Broad Investment Grade Index, were relatively flat, increasing 0.04 percent for the six months.

Although numerous imponderables remain, we are optimistic that better days are ahead. Interest rates are low, government policy remains accommodative, companies are reporting more robust activity and job creation seems to be developing. The economy in the first calendar quarter expanded at a 3.2 percent rate. Corporate profits in the quarter are expanding sharply; this backdrop should translate into a higher stock market, as my belief continues to be that stock prices follow earnings.

Economic Snapshot

	3/31/10	9/30/2009
S&P 500 Index	1169.43	1057.08
MSCI EAFE Index	1584.27	1552.84
Citigroup Broad Investment Grade Index (annualized yield to maturity)	3.26%	3.22%
U.S. unemployment rate	9.7%	9.8%
30-year fixed mortgage rate	4.99%	4.94%
Oil price per barrel	$83.76	$70.82

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust in Waddell & Reed Advisors Funds, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation



Bonds 95.99%

Cash and Cash Equivalents 4.01%

Bonds	95.99%
Corporate Debt Securities	50.87%
United States Government and Government Agency Obligations	42.59%
Municipal Bonds – Taxable	1.47%
Other Government Securities	1.06%
Cash and Cash Equivalents	**4.01%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	134/146	92
3 Year	93/137	68
5 Year	80/125	64
10 Year	43/65	66

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Certain U.S. government securities such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

Quality Weightings



Investment Grade 91.59%

Non-Investment Grade 4.40%

Cash and Cash Equivalents 4.01%

Investment Grade	91.59%
AAA	49.02%
AA	9.44%
A	21.42%
BBB	11.71%
Non-Investment Grade	**4.40%**
BB	2.99%
B	0.11%
CCC	1.28%
Below CCC	0.02%
Cash and Cash Equivalents	**4.01%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The Illustration of Fund Expenses for each Fund is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2010.

Actual Expenses

The first line for each share class in each table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class in each table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,020.90	1.01%	$ 5.05
Class B	$1,000	$1,016.00	2.05%	$ 10.28
Class C	$1,000	$1,016.60	1.89%	$ 9.48
Class Y	$1,000	$1,024.10	0.69%	$ 3.54
Based on 5% Return[2]				
Class A	$1,000	$1,019.89	1.01%	$ 5.05
Class B	$1,000	$1,014.69	2.05%	$ 10.27
Class C	$1,000	$1,015.50	1.89%	$ 9.47
Class Y	$1,000	$1,021.47	0.69%	$ 3.54

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Bond Fund *(in thousands)* MARCH 31, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.47%		
Honeywell International Inc.,		
5.000%, 2–15–19	$ 5,000	$ 5,207
Banking – 5.35%		
Credit Suisse AG,		
3.500%, 3–23–15	7,000	6,973
Deutsche Bank AG,		
3.450%, 3–30–15	12,400	12,319
Goldman Sachs Group, Inc. (The),		
5.375%, 3–15–20	7,000	6,935
JPMorgan Chase & Co.:		
4.650%, 6–1–14	7,000	7,397
6.000%, 1–15–18	10,000	10,856
KeyBank National Association (Federal Deposit Insurance Corporation),		
3.200%, 6–15–12 (A)	8,000	8,308
U.S. Bancorp,		
4.200%, 5–15–14	6,200	6,505
		59,293
Beverage / Bottling – 1.22%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 11–15–14 (B)	8,000	8,665
5.375%, 1–15–20	2,000	2,063
Bottling Group, LLC,		
5.125%, 1–15–19	2,800	2,934
		13,662
Biotechnology – 0.81%		
Amgen Inc.:		
6.150%, 6–1–18	6,000	6,752
5.700%, 2–1–19	2,000	2,191
		8,943
Broadcasting – 0.44%		
CBS Corporation,		
8.875%, 5–15–19	4,076	4,924
Building Products – 0.42%		
Hanson PLC,		
7.875%, 9–27–10	4,500	4,623
Cable & Satellite – 1.66%		
Comcast Cable Communications, Inc.,		
8.500%, 5–1–27	5,250	5,871
Comcast Corporation,		
5.150%, 3–1–20	4,000	4,036
EchoStar DBS Corporation,		
6.375%, 10–1–11	3,000	3,120
Walt Disney Company (The),		
4.700%, 12–1–12	5,000	5,394
		18,421
CMBS Other – 2.84%		
COMM 2005-C6,		
5.144%, 6–10–44	18,500	19,237
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1,		
4.719%, 1–15–38	6,000	6,156
Merrill Lynch Mortgage Trust 2005-CIP1,		
4.949%, 7–12–38 (C)	6,000	6,068
		31,461

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Coal & Consumable Fuels – 0.27%		
Peabody Energy Corporation,		
6.875%, 3–15–13	$ 3,000	$ 3,034
Computer Hardware – 1.33%		
Hewlett-Packard Company:		
6.500%, 7–1–12	6,000	6,639
4.750%, 6–2–14	3,000	3,239
International Business Machines Corporation,		
7.625%, 10–15–18	4,000	4,925
		14,803
Conglomerate / Diversified Mfg – 0.46%		
Westinghouse Electric Corporation,		
8.875%, 6–14–14	4,500	5,104
Diversified Banks – 0.48%		
Wells Fargo Financial, Inc.,		
5.500%, 8–1–12	5,000	5,369
Diversified Chemicals – 1.68%		
Dow Chemical Company (The),		
7.600%, 5–15–14	1,975	2,255
E.I. du Pont de Nemours and Company:		
5.000%, 1–15–13	3,900	4,211
5.875%, 1–15–14	2,150	2,391
5.750%, 3–15–19	9,000	9,786
		18,643
Diversified Metals & Mining – 0.35%		
BHP Billiton Finance (USA) Limited,		
5.500%, 4–1–14	3,500	3,851
Electric – 0.99%		
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	1,218	1,282
NorthWestern Corporation,		
6.340%, 4–1–19	7,000	7,498
Pepco Holdings, Inc.,		
4.000%, 5–15–10	2,250	2,258
		11,038
Electrical Components & Equipment – 0.24%		
Emerson Electric Co.,		
4.875%, 10–15–19	2,500	2,615
Environmental & Facilities Services – 0.15%		
Allied Waste North America, Inc.,		
7.125%, 5–15–16	1,500	1,629
Finance – Other – 3.07%		
General Electric Capital Corporation:		
5.250%, 10–19–12	5,250	5,636
3.750%, 11–14–14	11,000	11,144
5.625%, 5–1–18	5,500	5,748
TIAA Global Markets, Inc.,		
5.125%, 10–10–12 (B)	2,300	2,471
Western Union Company (The),		
6.500%, 2–26–14	8,000	9,022
		34,021
Gas – Local Distribution – 0.66%		
AGL Capital Corporation,		
7.125%, 1–14–11	7,000	7,319

Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Gas Pipe Lines – 1.82%		
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (B)	$ 9,809	$ 10,729
Northern Natural Gas, 7.000%, 6–1–11 (D)	3,000	3,191
Tennessee Gas Pipeline Company, 7.000%, 3–15–27	6,000	6,326
		20,246
Health Care Facilities – 0.06%		
HCA Inc., 8.750%, 9–1–10	609	621
Health Care Supply – 0.72%		
Medtronic, Inc., 3.000%, 3–15–15	8,000	7,960
Household Appliances – 0.27%		
Controladora Mabe, S.A. de C.V., 6.500%, 12–15–15 (D)	3,000	3,000
Household Products – 1.12%		
Procter & Gamble Company (The), 8.000%, 9–1–24	10,000	12,379
Industrial – Other – 0.39%		
Bombardier Inc., 7.500%, 3–15–18 (B)	4,200	4,379
Industrial Machinery – 0.68%		
Illinois Tool Works Inc., 5.150%, 4–1–14	7,000	7,641
Integrated Telecommunication Services – 0.67%		
AT&T Inc.:		
4.950%, 1–15–13	2,000	2,148
5.800%, 2–15–19	1,500	1,603
AT&T Wireless Services, Inc., 7.875%, 3–1–11	3,500	3,725
		7,476
Investment Banking & Brokerage – 1.56%		
Morgan Stanley, 4.100%, 1–26–15	17,450	17,356
Life Insurance – 0.46%		
Prudential Financial, Inc., 4.750%, 9–17–15	5,000	5,145
Metals / Mining – 0.76%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	7,000	8,434
Multi-Utilities – 1.41%		
Dominion Resources, Inc., 5.250%, 8–1–33	7,500	7,929
Duke Energy Corporation, 6.250%, 1–15–12	3,325	3,608
Duke Energy Ohio, Inc., 2.100%, 6–15–13	4,000	4,005
		15,542

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas – 1.10%		
Shell International Finance B.V., 4.375%, 3–25–20	$7,000	$ 6,939
Sunoco Logistics Partners Operations L.P., 8.750%, 2–15–14	4,500	5,219
		12,158
Oil & Gas Equipment & Services – 0.79%		
Halliburton Company:		
6.150%, 9–15–19	3,000	3,363
6.750%, 2–1–27	4,950	5,361
		8,724
Oilfield Machinery & Service – 0.92%		
Weatherford International, Inc., 5.950%, 6–15–12	9,500	10,260
Other Diversified Financial Services – 0.29%		
Bank of America Corporation, 6.500%, 8–1–16	3,000	3,241
Other Mortgage-Backed Securities – 0.64%		
Banc of America Commercial Mortgage Inc., Commercial Mortgage Pass-Through Certificates, Series 2005–2, 4.783%, 7–10–43 (C)	7,000	7,150
Other Non-Agency REMIC/CMO – 3.15%		
Countrywide Home Loans Mortgage Pass-Through Trust 2005–28, 5.250%, 1–25–19	9,985	8,547
Countrywide Home Loans Mortgage Trust 2005-J4, 5.500%, 11–25–35	8,250	5,984
First Horizon Alternative Mortgage Securities Trust 2005-FA6, 5.500%, 9–25–35	6,000	3,733
GSR Mortgage Loan Trust 2004–2F, 7.000%, 1–25–34	1,721	1,753
MASTR Adjustable Rate Mortgage Trust 2005–1, 3.660%, 3–25–35 (C)	6,307	788
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–1, 2.993%, 2–25–34 (C)	2,811	1,139
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–12, 3.480%, 9–25–34 (C)	3,535	34
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–18, 3.262%, 12–25–34 (C)	5,500	67
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–3AC, 2.611%, 3–25–34 (C)	3,497	549
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004–5, 3.457%, 5–25–34 (C)	2,878	142
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2005–21, 5.633%, 11–25–35 (C)	1,173	—*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Non-Agency REMIC/CMO (Continued)		
Structured Adjustable Rate Mortgage Loan Trust, Series 2005–22, 5.416%, 12–25–35 (C)	$ 1,154	$ 1
Structured Asset Securities Corporation Trust 2005–16, 5.500%, 9–25–35	7,000	5,753
Wells Fargo Mortgage Pass-Through Certificates, Series 2003–10, 4.500%, 9–25–18	6,498	6,412
		34,902
Packaged Foods & Meats – 1.02%		
Kraft Foods Inc.:		
4.125%, 2–9–16	7,625	7,723
5.375%, 2–10–20	3,500	3,557
		11,280
Paper / Forest Products – 0.10%		
Westvaco Corporation, 7.500%, 6–15–27	1,190	1,157
Pharmaceuticals – 3.59%		
GlaxoSmithKline Capital Inc., 5.650%, 5–15–18	7,500	8,144
Johnson & Johnson, 5.150%, 7–15–18	6,000	6,447
Merck & Co., Inc., 4.750%, 3–1–15	4,500	4,867
Novartis Capital Corporation:		
2.900%, 4–24–15	5,000	4,965
4.400%, 4–24–20	2,000	1,999
Pfizer Inc., 5.350%, 3–15–15	8,400	9,255
Roche Holdings Ltd, 5.000%, 3–1–14 (B)	4,000	4,321
		39,998
Property & Casualty Insurance – 1.89%		
Berkshire Hathaway Finance Corporation:		
4.000%, 4–15–12	7,000	7,370
4.750%, 5–15–12	4,500	4,812
5.000%, 8–15–13	8,000	8,737
		20,919
Service – Other – 0.29%		
Trustees of Princeton University (The), 4.950%, 3–1–19	3,000	3,170
Soft Drinks – 0.81%		
Coca-Cola Company (The), 5.350%, 11–15–17	7,000	7,699
PepsiCo, Inc., 7.900%, 11–1–18	1,000	1,239
		8,938
Telecommunications – 2.59%		
America Movil, S.A.B. de C.V., 5.000%, 3–30–20 (D)	5,500	5,422
British Telecommunications plc, 5.150%, 1–15–13	10,000	10,573
Deutsche Telekom International Finance B.V., 4.875%, 7–8–14	6,000	6,308
New York Telephone Company, 6.700%, 11–1–23	2,250	2,293
Telecom Italia Capital, 6.999%, 6–4–18	3,750	4,056
		28,652

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Tobacco – 0.60%		
Philip Morris International Inc., 4.500%, 3–26–20	$ 6,800	$ 6,634
Utilities – Water – 0.28%		
California Water Service Company, 5.875%, 5–1–19	3,000	3,116
TOTAL CORPORATE DEBT SECURITIES – 50.87%		$ 564,438
(Cost: $565,104)		
MUNICIPAL BONDS – TAXABLE		
Massachusetts – 0.37%		
MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C, 5.260%, 10–1–18	3,750	4,096
New York – 1.10%		
NYC Indl Dev Agy, 11.000%, 3–1–29 (D)	10,750	12,217
TOTAL MUNICIPAL BONDS – TAXABLE – 1.47%		$ 16,313
(Cost: $14,500)		
OTHER GOVERNMENT SECURITIES		
Brazil – 0.14%		
Federative Republic of Brazil (The), 9.250%, 10–22–10	1,500	1,570
Canada – 0.92%		
Province de Quebec, 7.140%, 2–27–26	9,200	10,247
TOTAL OTHER GOVERNMENT SECURITIES – 1.06%		$ 11,817
(Cost: $10,953)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 3.03%		
Federal Farm Credit Bank:		
4.350%, 9–2–14	10,000	10,757
4.600%, 1–29–20	7,500	7,759
Federal National Mortgage Association:		
4.000%, 1–18–13	5,000	5,118
3.100%, 10–16–15	10,000	9,985
		33,619
Mortgage-Backed Obligations – 26.49%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.000%, 2–15–23	8,605	8,933
4.500%, 6–15–27	9,676	10,111
4.500%, 5–15–32	8,848	9,392
5.260%, 6–1–34	1,070	1,128
4.000%, 11–15–36	8,299	8,600
4.500%, 5–15–39	4,287	4,512

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.000%, 5–15–16	$ 1,049	$ 1,077
5.000%, 5–15–19	4,500	4,820
5.000%, 7–15–19	1,553	1,561
5.000%, 5–15–23	5,500	5,810
4.250%, 3–15–31	914	931
5.000%, 5–15–31	6,031	6,257
5.500%, 9–15–31	5,395	5,591
5.000%, 9–15–32	2,866	3,047
5.500%, 5–15–34	1,308	1,400
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (E)		
5.000%, 9–15–31	4,691	459
5.500%, 10–15–31	5,933	428
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.000%, 6–1–14	1,287	1,323
4.500%, 4–1–18	1,640	1,720
4.500%, 3–1–19	1,616	1,698
4.500%, 10–1–20	6,200	6,524
5.000%, 6–1–21	2,868	3,051
5.500%, 3–1–22	5,304	5,709
6.000%, 7–1–22	2,465	2,662
6.000%, 8–1–22	1,668	1,802
5.000%, 7–1–25	4,421	4,606
6.000%, 2–1–27	2,575	2,764
5.000%, 3–1–35	2,989	3,094
5.500%, 10–1–35	3,536	3,742
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	8,500	9,086
5.000%, 6–25–18	6,750	7,227
5.000%, 9–25–18	5,000	5,330
5.000%, 9–25–18	2,000	2,092
5.000%, 3–25–29	7,947	8,217
5.500%, 2–25–32	1,994	2,024
4.000%, 11–25–32	1,340	1,382
4.000%, 3–25–33	1,195	1,233
5.000%, 7–15–33	10,000	10,595
3.500%, 8–25–33	3,057	3,078
4.500%, 12–25–34	5,039	5,278
5.500%, 7–15–36	5,418	5,734
5.500%, 4–25–37	9,281	9,971
4.500%, 5–25–37	8,242	8,591
4.000%, 3–25–39	6,899	7,058
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (E)		
5.500%, 1–25–33	3,799	559
5.500%, 11–25–36	19,857	3,265
5.500%, 8–25–37	8,592	1,292
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.000%, 11–1–18	2,717	2,817
4.500%, 6–1–19	4,653	4,889
4.500%, 8–1–19	5,086	5,344
4.500%, 9–1–19	8,510	8,900
5.000%, 12–1–19	2,714	2,889
5.000%, 6–1–20	1,101	1,171
5.500%, 11–1–22	5,923	6,390
5.500%, 10–1–23	1,689	1,805
5.000%, 4–1–24	4,462	4,648
4.500%, 7–25–24	3,000	3,095

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates (Continued):		
5.000%, 5–1–28	$ 7,552	$ 7,853
5.500%, 9–25–31	3,853	4,041
5.000%, 6–25–32	4,885	5,145
5.500%, 2–1–33	3,625	3,846
6.000%, 4–1–33	1,451	1,576
5.000%, 9–1–33	7,454	7,730
5.500%, 2–1–35	6,976	7,399
5.000%, 5–1–35	4,241	4,385
Government National Mortgage Association Agency REMIC/CMO,		
4.585%, 8–16–34	5,000	5,265
		293,952
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 29.52%		**$ 327,571**
(Cost: $319,080)		

UNITED STATES GOVERNMENT OBLIGATIONS – 13.07%		
Treasury Obligations		
United States Treasury Bond Principal STRIPS,		
0.000%, 11–15–21 (F).	17,000	10,186
United States Treasury Bonds:		
8.000%, 11–15–21	8,900	12,126
6.125%, 11–15–27	19,000	22,753
United States Treasury Notes:		
4.250%, 8–15–13	33,300	36,035
4.000%, 2–15–14	9,000	9,672
2.375%, 2–28–15	24,850	24,677
3.625%, 8–15–19	30,000	29,634
(Cost: $142,281)		**$ 145,083**

SHORT-TERM SECURITIES		
Commercial Paper (G) – 3.18%		
Clorox Co.:		
0.210%, 4–6–10	6,744	6,744
0.260%, 4–19–10	7,500	7,500
CVS Caremark Corporation,		
0.190%, 4–6–10	5,060	5,060
Heinz (H.J.) Finance Co. (Heinz (H.J.) Co.),		
0.240%, 4–20–10	4,000	3,999
Proctor & Gamble International Funding S.C.A (Proctor & Gamble Company (The)),		
0.160%, 4–28–10	5,000	4,999
Straight-A Funding, LLC (Federal Financing Bank),		
0.200%, 5–17–10	7,000	6,998
		35,300
Master Note – 0.34%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (H)	3,744	3,744
Municipal Obligations – 0.53%		
Whiting, IN, Indl Sewage and Solid Waste Disp Rev Rfdg Bonds (Amoco Oil Proj), Ser 1998 (Amoco Corporation and Amoco Company),		
0.340%, 4–1–10 (H)	5,900	5,900
TOTAL SHORT-TERM SECURITIES – 4.05%		**$ 44,944**
(Cost: $44,944)		

Bond Fund *(in thousands)* MARCH 31, 2010 (UNAUDITED)

TOTAL INVESTMENT SECURITIES – 100.04%	**$1,110,166**
(Cost: $1,096,862)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.04%)	**(445)**
NET ASSETS – 100.00%	**$1,109,721**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $30,565 or 2.75% of net assets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $23,830 or 2.15% of net assets.

(E)Amount shown in principal column represents notional amount for computation of interest.

(F)Zero coupon bond.

(G)Rate shown is the yield to maturity at March 31, 2010.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
CMBS = Collateralized Mortgage-Backed Security
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit
STRIPS =Separate Trading of Registered Interest and Principal Securities

See Accompanying Notes to Financial Statements.

Cash Management

Asset Allocation



Corporate Obligations 66.95%

Municipal Obligations 30.61%

United States Government
  and Government Agency Obligations 2.11%

Cash and Other Assets, Net of Liabilities 0.33%

Corporate Obligations	**66.95%**
Notes	41.41%
Commercial Paper	14.76%
Commercial Paper (backed by irrevocable bank letter of credit)	6.21%
Notes (backed by irrevocable bank letter of credit)	4.57%
Municipal Obligations	**30.61%**
United States Government and Government Agency Obligations	**2.11%**
Cash and Other Assets, Net of Liabilities	**0.33%**

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,001.30	0.74%	$3.70
Class B**	$1,000	$1,000.80	0.83%	$4.10
Class C**	$1,000	$1,000.80	0.83%	$4.10
Based on 5% Return[2]				
Class A	$1,000	$1,021.24	0.74%	$3.74
Class B**	$1,000	$1,020.78	0.83%	$4.14
Class C**	$1,000	$1,020.79	0.83%	$4.14

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

**Class B and Class C are not available for direct investments.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Cash Management *(in thousands)* MARCH 31, 2010 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Commercial Paper (A)		
Allied Irish Banks N.A. Inc.,		
0.000%, 4–1–10	$30,278	$ 30,278
Bank of Ireland,		
0.420%, 5–24–10	14,000	13,991
Bemis Company, Inc.,		
0.000%, 4–1–10	2,500	2,500
Corporacion Andina de Fomento:		
1.060%, 4–13–10	19,500	19,493
1.080%, 10–5–10	11,000	10,938
1.100%, 10–15–10	10,000	9,940
CVS Caremark Corporation,		
0.190%, 4–6–10	9,000	9,000
Honeywell International Inc.,		
0.600%, 12–27–10	10,800	10,751
Irish Life & Permanent Group:		
0.550%, 4–22–10	10,500	10,496
0.400%, 4–23–10	16,500	16,496
0.740%, 6–28–10	11,500	11,479
Kitty Hawk Funding Corp.,		
0.000%, 4–1–10	5,000	5,000
Straight-A Funding, LLC (Federal Financing Bank),		
0.160%, 4–20–10	14,000	13,999
Wisconsin Electric Power Co.,		
0.000%, 4–1–10	7,191	7,191
Total Commercial Paper – 14.76%		**171,552**
Commercial Paper (backed by irrevocable bank letter of credit) (A)		
Baystate Health, Inc. (Bank of America, N.A.),		
0.240%, 5–10–10	5,700	5,698
COFCO Capital Corp. (Rabobank Nederland):		
0.210%, 4–6–10	15,500	15,499
0.220%, 4–8–10	42,875	42,873
River Fuel Company #2, Inc. (Bank of New York (The)),		
0.200%, 4–30–10	3,116	3,116
River Fuel Trust #1 (Bank of New York (The)),		
0.170%, 4–30–10	5,000	4,999
Total Commercial Paper (backed by irrevocable bank letter of credit) – 6.21%		**72,185**
Notes		
3M Company,		
5.610%, 12–12–10	45,000	46,647
American Honda Finance Corp.,		
1.750%, 5–14–10 (B)	21,500	21,500
Bank of America Corporation,		
4.500%, 8–1–10	13,200	13,338
Bank of America Corporation (Federal Deposit Insurance Corporation),		
0.287%, 6–14–10 (C)(D)	73,900	73,900
Bank of America, N.A.:		
0.500%, 4–22–10 (D)	12,800	12,800
0.850%, 5–12–10 (B)	28,000	27,963
Bear Stearns Companies Inc. (The) (JPMorgan Chase & Co.),		
0.370%, 5–18–10 (B)	15,475	15,472
BellSouth Corporation (AT&T Inc.),		
4.950%, 4–26–10 (B)	53,300	53,386
BP Capital Markets p.l.c.,		
0.385%, 6–11–10 (D)	17,100	17,100

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Citibank, N.A. (Federal Deposit Insurance Corporation),		
0.340%, 6–30–10 (C)(D)	$37,200	$ 37,200
Citigroup Funding Inc.:		
1.300%, 5–7–10 (B)	5,000	4,998
0.400%, 5–13–10 (D)	24,500	24,474
0.400%, 5–18–10 (B)	5,000	4,998
Citigroup Funding Inc. (Federal Deposit Insurance Corporation),		
0.350%, 4–30–10 (C)(D)	19,100	19,100
Citigroup Inc.,		
6.500%, 1–18–11	10,620	10,993
Countrywide Financial Corporation (Bank of America, N.A.),		
4.500%, 6–15–10	5,500	5,537
IBM International Group Capital LLC (International Business Machines Corporation),		
0.492%, 5–26–10 (D)	11,000	11,000
JPMorgan Chase & Co.,		
0.365%, 6–25–10 (B)	7,500	7,494
Praxair, Inc.,		
0.342%, 5–26–10 (B)	11,400	11,400
Procter & Gamble Company (The),		
0.260%, 5–7–10 (B)	7,500	7,500
Rabobank Nederland,		
0.250%, 5–17–10 (D)	7,500	7,500
Royal Bank of Scotland PLC (The),		
0.997%, 4–28–10 (D)	37,000	37,000
Wells Fargo & Company,		
0.700%, 4–26–10 (D)	10,000	10,033
Total Notes – 41.41%		**481,333**
Notes (backed by irrevocable bank letter of credit)		
Conestoga Wood Specialties Corp, Var/Fixed Rate Taxable Demand Rev Bonds, Ser 2000 (Wachovia Bank, N.A.),		
0.280%, 4–1–10 (D)	1,715	1,715
Don Greene Poultry, Inc., Incremental Taxable Var Rate Demand Bonds, Ser 2003 (Wachovia Bank, N.A.),		
0.230%, 4–1–10 (D)	6,800	6,800
EPC – Allentown, LLC, Incremental Taxable Var Rate Demand Bonds, Ser 2005 (Wachovia Bank, N.A.),		
0.230%, 4–1–10 (D)	8,640	8,640
P&W Holdings, LLC, Taxable Var Rate Demand Bonds, Ser 2005 (Wachovia Bank, N.A.),		
0.650%, 4–1–10 (D)	4,015	4,015
The Academy of the New Church, Taxable Var Rate Demand Bonds, Ser 2008 (Wachovia Bank, N.A.),		
0.230%, 4–1–10 (D)	19,120	19,120
Trap Rock Industries, Inc., Taxable Var Demand Bonds, Series 2005 (Wachovia Bank, N.A.),		
0.230%, 4–1–10 (D)	12,795	12,795
Total Notes (backed by irrevocable bank letter of credit) – 4.57%		**53,085**
TOTAL CORPORATE OBLIGATIONS – 66.95%		**$ 778,155**

(Cost: $778,155)

Cash Management (in thousands) MARCH 31, 2010 (UNAUDITED)

MUNICIPAL OBLIGATIONS	Principal	Value
California – 0.75%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (JPMorgan Chase Bank, N.A), 0.300%, 4–1–10 (D)	$ 8,680	$ 8,680
Colorado – 0.75%		
Castle Pines North Fin Corp, Var Rate Cert of Participation, Ser 2009 (Wells Fargo Bank, N.A.), 0.300%, 4–1–10 (D)	3,075	3,075
Castle Rock, CO, Cert of Participation, Ser 2008 (Wells Fargo Bank, N.A.), 0.300%, 4–1–10 (D)	1,000	1,000
Harvest Junction Metro Dist (Longmont, CO), Ltd Tax General Obligation Var Rate Bonds, Ser 2006 (U.S. Bank N.A.), 0.300%, 4–1–10 (D)	3,000	3,000
Westminster Econ Dev Auth, CO, Tax Increment Rev Rfdg Bonds (Mandalay Gardens Urban Renewal Proj), Ser 2009 (U.S. Bank N.A.), 0.300%, 4–1–10 (D)	1,630	1,630
		8,705
Florida – 0.77%		
Pinellas Cnty Edu Fac Auth, Rfdg Prog Rev Bonds (Pooled Indp Higher Edu Institutions Loan Prog), Ser 1985 (Wachovia Bank, N.A.), 0.300%, 6–2–10	9,000	9,000
Georgia – 3.87%		
Development Auth of Talbot Cnty, Incremental Taxable Indl Dev Rev Bonds (Junction City Mining Co, LLC Proj), Ser 2000 (Wachovia Bank, N.A.), 0.230%, 4–1–10 (D)	5,260	5,260
Habersham Cnty Dev Auth, Tax-Exempt Adj Mode, Indl Dev Rev Bonds (Stellcell of North America, Inc. Proj), Ser 2009 (Bank of America, N.A.), 0.380%, 4–1–10 (D)	6,500	6,500
Municipal Electric Authority of Georgia:		
0.240%, 4–5–10	16,462	16,462
0.270%, 5–4–10	16,773	16,773
		44,995
Illinois – 6.86%		
Chicago, IL, Econ Dev Rev Bonds (Crane Carton Co Proj), Ser 1992 (Bank of America, N.A.), 0.440%, 4–1–10 (D)	3,000	3,000
Chicago, IL, General Oblig Tender Notes, Taxable Ser 2009 (U.S. Bank N.A.), 1.340%, 7–8–10	22,500	22,500
Elmurst, IL, Adj Demand Rev Bonds, Joint Commission on Accreditation of Hlthcare Organizations, Ser 1988 (JPMorgan Chase Bank, N.A.), 0.280%, 4–1–10 (D)	10,550	10,550
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (JPMorgan Chase Bank, N.A.), 0.290%, 4–1–10 (D)	5,000	5,000
IL General Oblig Cert of August, 2009, 2.000%, 6–10–10	26,000	26,045
IL General Oblig Cert of May, 2009, 4.000%, 4–26–10	12,600	12,623
		79,718

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Indiana – 0.17%		
IN Fin Auth, Hlth Sys Rev Bonds (Sisters of St. Francis Hlth Svcs, Inc. Obligated Group), Ser 2009H (JPMorgan Chase Bank, N.A.), 0.290%, 4–1–10 (D)	$ 2,000	$ 2,000
Louisiana – 0.95%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Bank of New York Mellon Trust Company, N.A. (The)), 0.400%, 4–1–10 (D)	11,000	11,000
Maryland – 0.70%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (Wachovia Bank, N.A.), 0.250%, 4–1–10 (D)	8,085	8,085
Massachusetts – 1.51%		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L–1 (JPMorgan Chase Bank, N.A.), 0.270%, 4–1–10 (D)	17,500	17,500
Mississippi – 3.35%		
MS Bus Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (Wachovia Bank, N.A.), 0.230%, 4–1–10 (D)	8,919	8,919
MS Bus Fin Corp, Taxable Indl Dev Rev Bonds (Telapex, Inc. Proj), Ser 2000 (Wachovia Bank, N.A.), 0.230%, 4–1–10 (D)	15,000	15,000
MS Dev Bank, Var Rate Demand Rfdg Bonds (Harrison Cnty, MS General Oblig Coliseum and Convention Ctr Rfdg Bonds), Ser 2010B (Bank of America, N.A.), 0.310%, 4–1–10 (D)	15,000	15,000
		38,919
Missouri – 0.87%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (JPMorgan Chase & Co.), 0.240%, 4–1–10 (D)	6,855	6,855
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Ninth Street Garage Proj), Ser 2004B (Bank of America, N.A.), 0.400%, 4–1–10 (D)	3,265	3,265
		10,120
New Jersey – 0.82%		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (JPMorgan Chase & Co.), 0.280%, 4–1–10 (D)	9,500	9,500
New York – 3.40%		
NY State Enrg Research and Dev Auth, Elec Fac Rev Bonds (Long Island Lighting Co Proj) Ser 1997A (Royal Bank of Scotland), 0.300%, 4–1–10 (D)	6,600	6,600
NY State Hsng Fin Agy, Archstone Westbury Hsng Rev Bonds, Ser A (Bank of America, N.A.), 0.300%, 4–1–10 (D)	18,860	18,860

Cash Management *(in thousands)* MARCH 31, 2010 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
New York (Continued)		
NY State Hsng Fin Agy, Related-Caroline Apartments Hsng Rev Bonds, Ser 2008A (Federal Home Loan Mortgage Corporation), 0.280%, 4–1–10 (D)	$14,000	$ 14,000
		39,460
North Carolina – 0.27%		
NC Cap Fac Fin Agy, Exempt Fac Rev Bonds (Republic Svcs, Inc. Proj), Ser 2004 (Bank of America, N.A.), 0.310%, 4–1–10 (D)	3,105	3,105
Ohio – 0.94%		
Cnty of Lucas, OH, Taxable Arena Impvt Notes (General Oblig Bond Anticipation Notes), Ser 2009, 1.750%, 7–22–10	11,000	11,008
Tennessee – 0.28%		
The Hlth and Edu Fac Board of the Metro Govt of Nashville and Davidson Cnty, TN, Var Rate Rev and Rfdg Bonds (Meharry Med College Proj), Ser 1998 (Bank of America, N.A.), 0.450%, 4–1–10 (D)	3,280	3,280
Texas – 1.85%		
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Rev Bonds (Air Products Proj), Ser 2005 (Air Products and Chemicals, Inc.), 0.440%, 4–1–10 (D)	7,200	7,200
West Side Calhoun Cnty Navigation Dist, Sewage and Solid Waste Disp Rev Bonds (BP Chemicals Inc. Proj) Ser 1996 (BP p.l.c.), 0.340%, 4–1–10 (D)	14,350	14,350
		21,550
Washington – 0.42%		
Indl Dev Corp of the Port of Bellingham, WA, Envirnmt Fac Indl Rev Bonds (BP West Coast Products LLC Proj), Ser 2003 (BP p.l.c.), 0.340%, 4–1–10 (D)	2,700	2,700

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Washington (Continued)		
WA State Hsng Fin Commission, Var Rate Demand Multifam Mtg Rev Bonds (Lake Washington Apartments Proj), Ser 1996 (U.S. Bank N.A.), 0.320%, 4–1–10 (D)	$ 2,180	$ 2,180
		4,880
Wisconsin – 2.08%		
WI Hlth and Edu Fac Auth, Rev Bonds, Ser 2008-A (U.S. Bank N.A.), 0.600%, 12–2–10	19,000	19,000
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (JPMorgan Chase Bank, N.A.), 0.300%, 4–1–10 (D)	5,230	5,230
		24,230
TOTAL MUNICIPAL OBLIGATIONS – 30.61%		**$ 355,735**
(Cost: $355,735)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 2.11%		
United States Government Agency Obligations		
Totem Ocean Trailer Express, Inc. (United States Government Guaranteed Ship Financing Obligations), 0.507%, 4–15–10 (D)	$24,573	**$ 24,573**
(Cost: $24,573)		
TOTAL INVESTMENT SECURITIES – 99.67%		**$1,158,463**
(Cost: $1,158,463)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.33%		**3,791**
NET ASSETS – 100.00%		**$1,162,254**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at March 31, 2010.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(C)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Global Bond Fund

ALL DATA IS AS OF MARCH 31, 2010 (UNAUDITED)

Asset Allocation


Bonds 94.86%
Cash and Cash Equivalents 5.14%

Bonds	**94.86%**
Corporate Debt Securities	68.22%
United States Government and Government Agency Obligations	19.47%
Other Government Securities	7.17%
Cash and Cash Equivalents	**5.14%**

Quality Weightings


Investment Grade 68.59%
Non-Investment Grade 26.27%
Cash and Cash Equivalents 5.14%

Investment Grade	**68.59%**
AAA	24.86%
AA	0.86%
A	8.03%
BBB	34.84%
Non-Investment Grade	**26.27%**
BB	14.62%
B	9.36%
CCC	0.41%
Non-rated	1.88%
Cash and Cash Equivalents	**5.14%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	77/166	47
3 Year	26/105	25
5 Year	9/86	11
10 Year	39/58	67

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings


North America 51.90%
Europe 16.74%
South America 11.10%
Pacific Basin 10.86%
Other 2.70%
Bahamas/Caribbean 1.56%
Cash and Cash Equivalents 5.14%

North America	**51.90%**
United States	43.25%
Canada	5.48%
Other North America	3.17%
Europe	**16.74%**
United Kingdom	6.95%
Russia	4.31%
Other Europe	5.48%
South America	**11.10%**
Brazil	7.61%
Other South America	3.49%
Pacific Basin	**10.86%**
Other	**2.70%**
Bahamas/Caribbean	**1.56%**
Cash and Cash Equivalents	**5.14%**

Certain U.S. government securities such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

Global Bond Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,047.80	1.21%	$ 6.14
Class B	$1,000	$1,041.70	2.16%	$11.03
Class C	$1,000	$1,041.70	2.03%	$10.31
Class Y	$1,000	$1,048.00	0.83%	$ 4.20
Based on 5% Return[2]				
Class A	$1,000	$1,018.92	1.21%	$ 6.06
Class B	$1,000	$1,014.18	2.16%	$10.88
Class C	$1,000	$1,014.81	2.03%	$10.17
Class Y	$1,000	$1,020.81	0.83%	$ 4.14

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Global Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.97%		
BAE Systems Holdings Inc.,		
4.750%, 8–15–10 (A)	$6,000	$ 6,081
Raytheon Company,		
5.375%, 4–1–13	1,000	1,091
		7,172
Agricultural Products – 1.99%		
Bunge Limited Finance Corp.:		
7.800%, 10–15–12	4,000	4,460
5.350%, 4–15–14	1,200	1,253
CCL Finance Limited:		
9.500%, 8–15–14 (B)	6,000	6,899
9.500%, 8–15–14	1,850	2,128
		14,740
Agriculture – 1.22%		
BFF International Limited,		
7.250%, 1–28–20 (A)	3,000	3,045
Ciliandra Perkasa Finance Company Pte. Ltd.,		
10.750%, 12–8–11	3,000	3,090
Cosan S.A. Industria e Comercio,		
8.250%, 11–15–19	1,200	1,194
IOI Resources (L) Berhad, Convertible,		
0.000%, 1–15–13 (C)	1,700	1,714
		9,043
Air Freight & Logistics – 0.05%		
FedEx Corporation,		
7.375%, 1–15–14	300	345
Banking – 4.00%		
Banco BMG S.A.:		
8.750%, 7–1–10 (B)	667	676
8.750%, 7–1–10	544	551
9.150%, 1–15–16	2,000	2,155
9.150%, 1–15–16 (B)	500	539
Banco Cruzeiro do Sul S.A.:		
9.375%, 9–26–11	1,382	1,420
8.500%, 2–20–15 (A)	7,500	7,781
Banco Industrial e Comercial S.A.,		
6.250%, 1–20–13 (A)	3,500	3,544
Banco Santander (Brasil) S.A.,		
4.500%, 4–6–15 (A)	2,250	2,245
Bank of Tokyo-Mitsubishi, Ltd. (The),		
8.400%, 4–15–10	1,000	1,001
Export-Import Bank of Korea (The),		
5.500%, 10–17–12	5,000	5,337
Hongkong and Shanghai Banking Corporation (The),		
5.000%, 8–29–49 (D)	2,500	2,338
VTB Capital S.A.,		
6.609%, 10–31–12 (B)	2,000	2,095
		29,682
Basic Industries – 0.25%		
Jaiprakash Associates Limited, Convertible,		
0.000%, 9–12–12 (C)	1,500	1,890
Beverage / Bottling – 2.44%		
AmBev International Finance Co. Ltd.,		
9.500%, 7–24–17 (E)	BRL6,050	3,368
Anheuser-Busch InBev Worldwide Inc.,		
3.000%, 10–15–12	$1,250	1,284
Companhia Brasileira de Bebidas,		
10.500%, 12–15–11	2,000	2,295
Beverage / Bottling (Continued)		
Miller Brewing Company,		
5.500%, 8–15–13	$3,300	$ 3,532
Molson Coors Capital Finance,		
4.850%, 9–22–10	2,000	2,040
PepsiAmericas, Inc.,		
5.750%, 7–31–12	2,200	2,406
SABMiller plc,		
5.700%, 1–15–14 (A)	3,000	3,278
		18,203
Coal & Consumable Fuels – 0.55%		
Peabody Energy Corporation,		
6.875%, 3–15–13	4,000	4,045
Communications Equipment – 0.65%		
Reliance Communications Limited, Convertible,		
0.000%, 3–1–12 (C)	4,300	4,844
Conglomerate / Diversified Mfg – 0.31%		
Ingersoll-Rand Global Holding Company Limited,		
6.000%, 8–15–13	2,125	2,335
Construction Business – 1.02%		
Odebrecht Finance Ltd.:		
9.625%, 4–9–14 (B)	6,000	7,020
7.500%, 10–18–17	524	561
		7,581
Construction Materials – 0.49%		
C5 Capital (SPV) Limited:		
6.196%, 12–31–49 (B)(D)	4,500	3,147
6.196%, 12–31–49 (D)	750	524
		3,671
Consumer Products – 0.57%		
Clorox Co.,		
5.450%, 10–15–12	385	417
Xinyu Hengdeli Holdings Limited, Convertible,		
0.000%, 8–24–12 (C)(E)	CNY25,000	3,791
		4,208
Distillers & Vintners – 1.16%		
Central European Distribution Corporation,		
9.125%, 12–1–16 (B)	$2,000	2,110
Diageo Capital plc,		
5.200%, 1–30–13	5,000	5,410
Diageo Finance B.V.,		
5.500%, 4–1–13	1,000	1,091
		8,611
Diversified Banks – 0.85%		
ICICI Bank Limited:		
5.750%, 1–12–12 (B)	3,000	3,122
6.625%, 10–3–12 (B)	3,000	3,186
		6,308
Diversified Chemicals – 0.15%		
Dow Chemical Company (The),		
7.600%, 5–15–14	1,000	1,142
Diversified Metals & Mining – 0.24%		
BHP Billiton Finance (USA) Limited,		
8.500%, 12–1–12	1,500	1,752

Global Bond Fund (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Telecom – 0.07%		
Telefonica de Argentina S.A.,		
9.125%, 11–7–10	$ 500	$ 516
Electric – 7.26%		
Abu Dhabi National Energy Company PJSC:		
5.620%, 10–25–12	3,000	3,103
5.620%, 10–25–12 (B)	3,000	3,103
Allegheny Energy, Inc.,		
8.250%, 4–15–12 (B)	5,000	5,516
Aquila, Inc.,		
11.875%, 7–1–12 (D)	2,500	2,910
Black Hills Corporation,		
9.000%, 5–15–14	2,000	2,309
DPL Inc.,		
6.875%, 9–1–11	1,500	1,604
Empresa Nacional de Electricidad S.A.,		
8.350%, 8–1–13	3,000	3,420
ENEL Finance International S.A.,		
3.875%, 10–7–14 (A)	2,500	2,532
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	1,312	1,381
Korea Southern Power Co., Ltd.,		
5.375%, 4–18–13 (B)	2,000	2,123
NorthWestern Corporation,		
5.875%, 11–1–14	2,500	2,563
Oncor Electric Delivery Company,		
6.375%, 5–1–12	1,000	1,081
PPL Energy Supply, LLC:		
6.400%, 11–1–11	5,300	5,670
6.300%, 7–15–13	700	767
Star Energy Geothermal (Wayang Windu) Limited,		
11.500%, 2–12–15 (A)	7,500	7,932
TransAlta Corporation,		
5.750%, 12–15–13	3,500	3,786
UtiliCorp United Inc.,		
7.950%, 2–1–11	3,900	4,099
		53,899
Electronics – 0.41%		
STATS ChipPAC Ltd.,		
7.500%, 7–19–10	2,983	3,009
Energy – 0.77%		
China Petroleum & Chemical Corporation, Convertible,		
0.000%, 4–24–14 (C)(E)	HKD15,200	2,153
CITIC Resources Finance (2007) Limited,		
6.750%, 5–15–14 (B)	$2,500	2,551
Subsea 7 Inc., Convertible,		
0.000%, 6–29–17 (C)	1,000	1,029
		5,733
Environmental & Facilities Services – 0.56%		
Allied Waste Industries, Inc.,		
6.500%, 11–15–10	4,000	4,133
Finance Companies – 0.40%		
SLM Corporation,		
4.271%, 4–1–14 (D)	2,500	2,005
Toyota Motor Credit Corporation,		
4.130%, 1–18–15 (D)	1,000	980
		2,985
Food Processors – 1.35%		
Cadbury Schweppes US Finance LLC,		
5.125%, 10–1–13 (A)	$6,000	$ 6,354
Cargill, Inc.,		
6.375%, 6–1–12 (B)	3,370	3,661
		10,015
Forest Products – 0.78%		
Sino-Forest Corporation,		
10.250%, 7–28–14 (B)	5,250	5,814
Gas – Local Distribution – 2.55%		
AGL Capital Corporation,		
7.125%, 1–14–11	5,000	5,228
DCP Midstream, LLC,		
9.700%, 12–1–13 (B)	5,000	6,086
Midcontinent Express Pipeline LLC,		
5.450%, 9–15–14	3,500	3,624
National Fuel Gas Company,		
6.700%, 11–21–11	3,700	3,980
		18,918
Gas Pipe Lines – 2.46%		
KeySpan Corporation,		
7.625%, 11–15–10	2,905	3,025
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (B)	6,376	6,975
Plains All American Pipeline, L.P., and PAA Finance Corp.:		
7.750%, 10–15–12	2,900	3,248
5.625%, 12–15–13	400	431
TransCapitalInvest Limited,		
6.103%, 6–27–12 (B)	2,000	2,121
Transneft,		
6.103%, 6–27–12	500	530
Transportadora de Gas del Sur S.A.,		
7.875%, 5–14–17 (B)	2,000	1,898
		18,228
Health Care Facilities – 1.10%		
HCA Inc.:		
6.750%, 7–15–13	2,200	2,200
9.125%, 11–15–14	2,775	2,931
HealthSouth Corporation,		
10.750%, 6–15–16	2,775	3,001
		8,132
Health Care Facilities / Supplies – 0.04%		
DASA Finance Corporation,		
8.750%, 5–29–18	300	321
Home Builders – 0.58%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	2,650	2,690
URBI, Desarrollos Urbanos, S.A. de C.V.,		
8.500%, 4–19–16	1,500	1,590
		4,280
Hotels, Resorts & Cruise Lines – 0.68%		
Royal Caribbean Cruises Ltd.,		
8.750%, 2–2–11	4,872	5,067
Household Appliances – 0.54%		
Controladora Mabe, S.A. de C.V.:		
6.500%, 12–15–15	2,000	2,000
6.500%, 12–15–15 (A)	2,000	2,000
		4,000

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial – Other – 0.34%		
Bombardier Inc.,		
7.500%, 3–15–18 (B)	$2,400	$ 2,502
Investment Banking & Brokerage – 0.13%		
Morgan Stanley,		
4.720%, 5–1–14 (D)	1,000	979
Metals / Mining – 6.72%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	4,000	4,360
Anglo American Capital plc,		
9.375%, 4–8–14 (B)	5,000	6,006
Indo Integrated Energy B.V.,		
8.500%, 6–1–12	7,400	7,744
PT Adaro Indonesia,		
7.625%, 10–22–19	1,500	1,558
Raspadskaya Securities Limited,		
7.500%, 5–22–12	4,500	4,671
Rio Tinto Finance (USA) Limited,		
8.950%, 5–1–14	6,750	8,132
Teck Resources Limited,		
9.750%, 5–15–14	6,000	7,110
Vedanta Resources plc:		
8.750%, 1–15–14	2,000	2,195
8.750%, 1–15–14	1,650	1,807
Xstrata Canada Corporation,		
8.375%, 2–15–11	5,850	6,200
		49,783
Multi-Utilities – 0.73%		
Black Hills Corporation,		
6.500%, 5–15–13	5,000	5,402
Office Electronics – 0.55%		
Xerox Corporation:		
7.125%, 6–15–10	3,000	3,030
5.500%, 5–15–12	1,000	1,061
		4,091
Oil & Gas – 2.99%		
Cenovus Energy Inc.,		
4.500%, 9–15–14 (B)	2,000	2,086
Empresa Nacional del Petroleo,		
6.750%, 11–15–12 (A)	2,400	2,587
Petroleum Geo-Services ASA, Convertible,		
2.700%, 12–3–12	6,800	6,085
PF Export Receivables Master Trust,		
Senior Trust Certificates, Series 2003-A,		
6.436%, 6–1–15 (A)	1,695	1,788
Premcor Refining Group Inc. (The),		
6.750%, 5–1–14	1,500	1,534
Ras Laffan Liquefied Natural Gas Co. Ltd.,		
5.500%, 9–30–14 (B)	3,000	3,220
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,500	2,899
TNK-BP Finance S.A.,		
6.125%, 3–20–12	2,000	2,083
		22,282
Oil & Gas Drilling – 0.42%		
Seadrill Ltd., Convertible,		
3.625%, 11–8–12	3,100	3,112

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services – 0.40%		
Smith International, Inc.,		
8.625%, 3–15–14	$2,500	$ 2,979
Oil & Gas Exploration & Production – 0.15%		
Anadarko Petroleum Corporation,		
5.750%, 6–15–14	1,000	1,083
Oil & Gas Storage & Transportation – 1.05%		
Energy Transfer Partners, L.P.,		
5.650%, 8–1–12	3,100	3,324
Northern Border Partners, L.P.,		
8.875%, 6–15–10	3,500	3,553
ONEOK Partners, L.P.,		
5.900%, 4–1–12	865	927
		7,804
Oilfield Machinery & Service – 1.75%		
Frontier Oil Corporation,		
6.625%, 10–1–11	2,780	2,801
Pride International, Inc.,		
7.375%, 7–15–14	4,625	4,764
Weatherford International, Inc.,		
5.950%, 6–15–12	5,000	5,400
		12,965
Paper / Forest Products – 2.72%		
Celulosa Arauco y Constitucion S.A.:		
8.625%, 8–15–10	2,350	2,409
7.750%, 9–13–11	3,750	4,012
Fibria Overseas Finance Ltd.,		
9.250%, 10–30–19 (A)	3,000	3,420
International Paper Company,		
7.400%, 6–15–14	5,350	6,058
Weyerhaeuser Company,		
6.750%, 3–15–12	4,000	4,266
		20,165
Publishing – 0.72%		
Pearson Dollar Finance Two plc:		
5.500%, 5–6–13 (B)	3,000	3,193
5.500%, 5–6–13	2,000	2,129
		5,322
Railroads – 1.50%		
Burlington Northern Santa Fe Corporation,		
5.900%, 7–1–12	4,500	4,887
Kansas City Southern de Mexico, S.A. de C.V.:		
7.625%, 12–1–13	2,250	2,301
7.375%, 6–1–14	3,500	3,526
TFM, S.A. de C.V.,		
9.375%, 5–1–12	472	484
		11,198
Restaurants – 0.31%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (B).	2,250	2,329
Retail Stores – Other – 0.42%		
Parkson Retail Group Limited,		
7.125%, 5–30–12	3,000	3,103
Service – Other – 0.77%		
Waste Management, Inc.,		
7.375%, 8–1–10	5,575	5,691

Global Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Soft Drinks – 0.57%		
Coca-Cola HBC Finance B.V.,		
5.500%, 9–17–15	$3,900	$ 4,221
Steel – 1.00%		
ArcelorMittal,		
9.000%, 2–15–15	2,250	2,687
Evraz Group S.A.:		
8.875%, 4–24–13 (B)	4,000	4,195
8.875%, 4–24–13	500	524
		7,406
Telecommunications – 0.81%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15 (A)	2,000	2,007
PCCW-HKT Capital No. 2 Limited,		
6.000%, 7–15–13	3,750	4,040
		6,047
Tobacco – 0.24%		
B.A.T. International Finance p.l.c,		
8.125%, 11–15–13 (B)	1,500	1,763
Trading Companies & Distributors – 1.04%		
Noble Group Limited,		
8.500%, 5–30–13 (B)	6,900	7,754
Transportation – 0.71%		
PB Issuer Limited, Convertible,		
3.300%, 2–1–13	3,000	2,941
Ultrapetrol (Bahamas) Limited,		
9.000%, 11–24–14	2,350	2,291
		5,232
Utilities – 3.70%		
CESP – Companhia Energetica de Sao Paulo:		
9.750%, 1–15–15 (A)(E)	BRL6,400	4,496
9.750%, 1–15–15 (E)	4,500	3,161
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A.:		
8.875%, 12–15–16 (B)	$2,000	1,788
8.875%, 12–15–16	1,000	894
Empresa Distribuidora y Comercializadora Norte S.A.,		
10.500%, 10–9–17	600	602
Hidroelectrica El Chocon S.A.,		
3.757%, 9–15–11 (D)	1,775	1,456
Hidroelectrica Piedra del Aguila S.A.,		
9.000%, 7–11–17 (A)	500	489
IPALCO Enterprises, Inc.,		
8.625%, 11–14–11	3,750	3,994
Majapahit Holding B.V.,		
7.250%, 10–17–11 (A)	1,000	1,059
NiSource Finance Corp.,		
7.875%, 11–15–10	5,000	5,191
Veolia Environment,		
5.250%, 6–3–13	4,000	4,294
		27,424

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service – 2.02%		
America Movil, S.A. de C.V.,		
5.500%, 3–1–14	$ 3,000	$ 3,242
Mobile TeleSystems Finance S.A.,		
8.375%, 10–14–10	3,500	3,594
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (E)	RUB115,000	3,928
Sprint Capital Corporation,		
7.625%, 1–30–11	$2,000	2,058
VIP Finance Ireland Limited,		
8.375%, 4–30–13 (B)	2,000	2,165
		14,987
TOTAL CORPORATE DEBT SECURITIES – 68.22%		**$506,246**
(Cost: $478,625)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 0.28%		
Republic of Argentina (The),		
0.000%, 12–15–35 (C)	28,000	2,100
Canada – 1.35%		
Canadian Government Bonds,		
4.000%, 9–1–10 (E)	CAD10,000	9,988
Germany – 0.64%		
Bundesobligation,		
3.250%, 4–9–10 (E)	EUR3,500	4,728
Norway – 1.27%		
Norway Government Bonds,		
6.000%, 5–16–11 (E)	NOK53,800	9,418
Russia – 0.30%		
Open Joint Stock Company "Russian Railroads",		
8.500%, 7–6–11 (E)	RUB65,000	2,253
Supranational – 1.43%		
CENTRAL AMERICAN BANK FOR ECONOMIC INTEGRATION:		
4.875%, 1–15–12 (A)	$ 4,500	4,697
4.875%, 1–15–12	1,500	1,565
Corporacion Andina de Fomento,		
7.375%, 1–18–11	2,500	2,623
European Bank for Reconstruction and Development,		
6.500%, 12–20–10 (E)	RUB50,000	1,718
		10,603
United Kingdom – 1.90%		
United Kingdom Treasury,		
4.250%, 3–7–11 (E)	GBP9,000	14,114
TOTAL OTHER GOVERNMENT SECURITIES – 7.17%		**$ 53,204**
(Cost: $59,345)		

Global Bond Fund *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 7.99%	Principal	Value
Mortgage-Backed Obligations		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.000%, 5–15–24	$ 2,885	$ 3,007
4.000%, 11–15–36	2,887	2,992
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (F)		
4.500%, 8–15–17	697	22
5.000%, 5–15–18	1,012	120
5.000%, 4–15–19	108	9
5.000%, 4–15–19	52	4
5.000%, 11–15–22	185	10
5.500%, 3–15–23	96	13
5.000%, 5–15–23	90	6
5.000%, 8–15–23	70	6
5.500%, 2–15–24	681	42
5.000%, 6–15–24	434	1
5.500%, 4–15–25	516	28
5.500%, 4–15–25	7	—*
5.000%, 9–15–25	32	—*
5.500%, 10–15–25	1,132	185
5.000%, 2–15–26	230	1
5.000%, 4–15–26	233	2
5.000%, 10–15–28	446	17
5.000%, 8–15–30	2,862	116
5.000%, 10–15–30	1,250	120
5.500%, 3–15–31	85	6
5.500%, 10–15–32	2,474	307
5.500%, 1–15–33	596	101
5.500%, 5–15–33	1,890	322
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates,		
4.500%, 10–1–35	8,098	8,156
Federal National Mortgage Association Agency REMIC/CMO:		
4.000%, 1–25–19	2,730	2,846
4.000%, 9–25–24	2,766	2,883
5.000%, 2–25–35	6,346	6,704
3.500%, 9–25–39	3,074	3,108
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 5–25–22	55	3
5.000%, 6–25–22	6,413	558
4.000%, 7–15–23	23,795	3,388
5.000%, 7–25–23	13,227	1,668
5.000%, 8–25–23	419	36
4.000%, 12–15–23	8,682	1,184
4.000%, 2–15–24	2,942	461
4.000%, 4–15–24	10,684	1,488
4.500%, 4–25–30	587	48
5.000%, 9–25–30	508	33
5.000%, 3–25–31	1,656	152
5.000%, 8–15–31	913	117
5.500%, 1–25–33	6,116	900
5.500%, 6–25–33	124	19
5.000%, 8–25–33	9,348	1,627
5.500%, 12–25–33	2,300	312
5.500%, 8–25–35	1,276	224
5.500%, 11–25–36	2,681	441
6.500%, 7–15–37	1,662	279
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 11–1–22	2,403	2,593
5.000%, 8–1–23	3,174	3,349
5.000%, 7–1–34	2,675	2,770

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO (Interest Only): (F)		
5.000%, 7–16–22	$ 4,681	$ 419
5.000%, 6–16–29	1,694	36
5.000%, 10–20–32	500	83
7.000%, 5–20–33	1,585	347
5.500%, 7–16–33	689	110
5.000%, 7–20–33	1,560	177
6.000%, 9–16–33	4,640	617
5.500%, 11–20–33	239	29
5.500%, 6–20–35	221	34
5.500%, 7–20–35	536	50
5.500%, 10–16–35	535	77
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
4.500%, 6–15–23	4,319	4,527
(Cost: $60,814)		$ 59,290

UNITED STATES GOVERNMENT OBLIGATIONS – 11.48%	Principal	Value
Treasury Obligations		
United States Treasury Notes:		
1.125%, 12–15–11	65,000	65,295
1.375%, 2–15–13	20,000	19,906
(Cost: $84,702)		$ 85,201

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 3.24%		
Citigroup Funding Inc.,		
0.180%, 4–8–10	5,000	5,000
CVS Caremark Corporation,		
0.210%, 4–7–10	6,000	6,000
General Mills, Inc.,		
0.170%, 4–5–10	5,000	5,000
Sonoco Products Co.,		
0.000%, 4–1–10	8,027	8,026
		24,026
Master Note – 0.45%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (H)	3,357	3,357
Municipal Obligations – 1.01%		
Indl Dev Corp of the Port of Bellingham, WA, Envirnmt Fac Indl Rev Bonds (BP West Coast Products LLC Proj), Ser 2003 (BP p.l.c.),		
0.340%, 4–1–10 (H)	7,500	7,500
TOTAL SHORT-TERM SECURITIES – 4.70%		$ 34,883
(Cost: $34,883)		
TOTAL INVESTMENT SECURITIES – 99.56%		$738,824
(Cost: $718,369)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.44%		3,271
NET ASSETS – 100.00%		$742,095

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Goldman Sachs International	245,703	3–24–11	$107	$ —
Sell	Swedish Krona	Bank of America NT & SA	43,200	6–9–10	13	—
Sell	Swedish Krona	Bank of America NT & SA	224,400	6–9–10	—	1,747
					$120	$1,747

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $65,335 or 8.80% of net assets.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $105,643 or 14.24% of net assets.

(C) Zero coupon bond.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CAD – Canadian Dollar, CNY – Chinese Yuan Renminbi, EUR – Euro, GBP – British Pound, HKD – Hong Kong Dollar, NOK – Norwegian Krone and RUB – Russian Ruble).

(F) Amount shown in principal column represents notional amount for computation of interest.

(G) Rate shown is the yield to maturity at March 31, 2010.

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	43.25%
Brazil	7.61%
United Kingdom	6.95%
Canada	5.48%
Russia	4.31%
Mexico	3.17%
Indonesia	2.87%
Norway	2.64%
India	2.29%
China	1.92%
Chile	1.86%
Hong Kong	1.75%
Argentina	1.63%
Supranational	1.43%
South Korea	1.02%
United Arab Emirates	0.84%

Country Diversification (Continued)

Cayman Islands	0.71%
Germany	0.64%
France	0.58%
Greece	0.57%
British Virgin Islands	0.54%
Qatar	0.43%
Luxembourg	0.43%
Singapore	0.41%
Italy	0.34%
Bahamas	0.31%
Poland	0.28%
Australia	0.24%
Malaysia	0.23%
Japan	0.13%
Other+	5.14%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Government Securities Fund

Asset Allocation



Bonds 97.28%

Cash and Cash Equivalents 2.72%

Bonds	**97.28%**
United States Government and Government Agency Obligations	94.83%
Corporate Debt Securities[1]	2.45%
Cash and Cash Equivalents	**2.72%**

(1)Securities are fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program.

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	86/143	60
3 Year	74/134	55
5 Year	51/114	45
10 Year	42/82	51

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Certain U.S. government securities such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. Other U.S. government securities, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government and, instead, may be supported only by the credit of the issuer or by the right of the issuer to borrow from the Treasury.

Quality Weightings



Investment Grade 96.52%

Non-Investment Grade 0.76%

Cash and Cash Equivalents 2.72%

Investment Grade	**96.52%**
AAA	95.10%
AA	1.42%
Non-Investment Grade	**0.76%**
Non-rated	0.76%
Cash and Cash Equivalents	**2.72%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Government Securities Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,012.30	1.02%	$5.13
Class B	$1,000	$1,007.60	1.96%	$9.84
Class C	$1,000	$1,008.20	1.83%	$9.14
Class Y	$1,000	$1,013.90	0.70%	$3.52
Based on 5% Return[2]				
Class A	$1,000	$1,019.85	1.02%	$5.15
Class B	$1,000	$1,015.18	1.96%	$9.87
Class C	$1,000	$1,015.80	1.83%	$9.17
Class Y	$1,000	$1,021.45	0.70%	$3.54

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Government Securities Fund (in thousands) MARCH 31, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Investment Banking & Brokerage – 1.47%		
Goldman Sachs Group, Inc. (The) (Federal Deposit Insurance Corporation), 3.250%, 6–15–12 (A)	$ 6,000	$ 6,257
Other Diversified Financial Services – 0.98%		
Bank of America Corporation (Federal Deposit Insurance Corporation), 3.125%, 6–15–12 (A)	4,000	4,156
TOTAL CORPORATE DEBT SECURITIES – 2.45%		**$ 10,413**
(Cost: $9,984)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 23.80%		
Federal Farm Credit Bank:		
4.350%, 9–2–14	5,000	5,379
5.250%, 1–6–16	6,000	6,667
4.600%, 1–29–20	5,000	5,172
Federal Home Loan Bank:		
2.375%, 3–14–14	9,400	9,421
5.375%, 6–13–14	6,000	6,665
1.000%, 3–30–15 (B)	4,550	4,545
4.500%, 9–13–19	12,900	13,265
4.125%, 3–13–20	8,000	8,049
Federal Home Loan Mortgage Corporation, 4.750%, 11–17–15	10,000	10,879
Federal National Mortgage Association:		
4.375%, 7–17–13	12,000	12,928
2.875%, 12–11–13	6,650	6,818
3.100%, 10–16–15	5,360	5,352
Private Export Funding Corporation, 4.375%, 3–15–19	6,000	6,054
		101,194
Mortgage-Backed Obligations – 51.33%		
Federal Agricultural Mortgage Corporation, Guaranteed Agricultural Mortgage-Backed Securities, 7.027%, 1–25–12	1,630	1,630
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.000%, 2–15–23	3,824	3,970
4.500%, 6–15–27	4,838	5,056
4.500%, 5–15–32	4,000	4,246
5.000%, 9–15–34	3,622	3,827
4.000%, 11–15–36	3,931	4,074
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 4–15–18	3,950	4,221
5.000%, 5–15–19	4,500	4,820
5.000%, 5–15–23	8,000	8,452
5.000%, 5–15–31	1,829	1,898
5.500%, 10–15–31	7,948	8,196
5.000%, 9–15–32	5,254	5,586
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only): (C)		
5.000%, 9–15–31	1,564	153
5.500%, 10–15–31	1,974	142
5.500%, 1–15–38	11,962	1,539
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.500%, 10–1–20	3,875	4,078
5.500%, 3–1–22	1,530	1,647
6.000%, 7–1–22	1,972	2,130

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates: (Continued)		
4.500%, 3–1–23	$ 7,027	$ 7,303
5.000%, 7–1–25	1,474	1,535
5.000%, 3–1–35	1,359	1,406
5.500%, 10–1–35	1,088	1,151
5.000%, 11–1–35	13,731	14,215
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 3–25–18	7,000	7,482
5.000%, 6–25–18	6,000	6,424
5.000%, 9–25–18	1,000	1,046
5.500%, 2–25–32	2,243	2,278
4.000%, 3–25–33	1,098	1,133
5.000%, 7–15–33	6,000	6,357
3.500%, 8–25–33	3,227	3,248
4.500%, 5–25–37	3,663	3,818
4.000%, 3–25–39	3,066	3,137
Federal National Mortgage Association Agency REMIC/CMO (Interest Only): (C)		
5.500%, 1–25–33	1,261	186
5.500%, 11–25–36	3,986	655
5.500%, 8–25–37	2,882	433
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 6–1–19	1,939	2,037
4.500%, 8–1–19	3,702	3,890
4.500%, 9–1–19	4,255	4,451
5.000%, 12–1–19	1,714	1,824
4.500%, 11–1–20	3,964	4,154
5.500%, 11–1–22	2,670	2,881
5.500%, 10–1–23	1,075	1,149
5.000%, 4–1–24	1,746	1,819
4.500%, 7–25–24	6,000	6,189
5.000%, 4–1–28	5,298	5,509
5.000%, 5–1–28	4,405	4,580
5.500%, 9–25–31	3,853	4,041
5.000%, 6–25–32	7,910	8,329
5.500%, 2–1–33	1,814	1,924
5.000%, 3–25–33	4,000	4,164
6.000%, 4–1–33	3,339	3,627
5.000%, 9–1–33	3,157	3,274
5.500%, 12–1–34	5,336	5,648
5.000%, 5–1–35	1,514	1,566
6.000%, 4–1–39	7,679	8,163
Government National Mortgage Association Agency REMIC/CMO:		
4.585%, 8–16–34	3,000	3,159
5.000%, 4–16–39	4,769	5,073
Guaranteed Development Company Participation Certificates, Series 1995–20 F, Guaranteed by the United States Small Business Administration (an Independent Agency of the United States), 6.800%, 6–1–15	362	386
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 2002–3 Class G, 6.000%, 2–15–30	2,652	2,842
		218,151
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 75.13%		**$319,345**
(Cost: $309,709)		

Government Securities Fund *(in thousands)* MARCH 31, 2010 (UNAUDITED)

UNITED STATES GOVERNMENT OBLIGATIONS – 19.70%	Principal	Value
Treasury Obligations		
United States Treasury Bonds,		
9.000%, 11–15–18	$10,000	$ 14,021
United States Treasury Notes:		
4.250%, 8–15–13	7,650	8,278
2.750%, 10–31–13	5,000	5,145
4.000%, 2–15–14	10,000	10,747
4.250%, 8–15–14	10,000	10,844
2.375%, 2–28–15	20,000	19,861
3.625%, 8–15–19	15,000	14,817
(Cost: $82,767)		$ 83,713

SHORT-TERM SECURITIES	Principal	Value
Repurchase Agreements – 2.55%		
J.P. Morgan Securities, Inc., Repurchase Agreement dated 3–31–10 to be repurchased at $10,841, 0.010%, 4–1–10 (D)	10,841	10,841
United States Government Agency Obligations – 0.94%		
Federal Home Loan Mortgage Corporation:		
0.120%, 5–11–10	1,500	1,500
0.130%, 5–26–10	2,500	2,499
		3,999
TOTAL SHORT-TERM SECURITIES – 3.49%		**$ 14,840**
(Cost: $14,840)		
TOTAL INVESTMENT SECURITIES – 100.77%		**$428,311**
(Cost: $417,300)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.77%)		**(3,292)**
NET ASSETS – 100.00%		**$425,019**

Notes to Schedule of Investments

(A)Security is fully guaranteed by the Federal Deposit Insurance Corporation for both interest and principal under the Debt Guarantee Program of the Temporary Liquidity Guarantee Program. The guarantee expires at the earlier of the security's maturity date or December 31, 2012.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(C)Amount shown in principal column represents notional amount for computation of interest.

(D)Collateralized by $11,229 United States Treasury Bond, 4.625% due 2–15–40; market value and accrued interest aggregate $11,129.

The following acronyms are used throughout this schedule:
CMO = Collateralized Mortgage Obligation
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

High Income Fund

Asset Allocation



Bonds 95.38%

Cash and Cash Equivalents and Equities 4.62%

Bonds	**95.38%**
Corporate Debt Securities	91.17%
Senior Loans	4.21%
Cash and Cash Equivalents and Equities	**4.62%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	374/460	82
3 Year	119/399	30
5 Year	145/343	43
10 Year	132/222	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Non-Investment Grade 93.76%

Investment Grade 1.62%

Cash and Cash Equivalents and Equities 4.62%

Investment Grade	**1.62%**
BBB	1.62%
Non-Investment Grade	**93.76%**
BB	22.38%
B	49.26%
CCC	20.14%
Below CCC	0.65%
Non-rated	1.33%
Cash and Cash Equivalents and Equities	**4.62%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,080.60	1.11%	$ 5.72
Class B	$1,000	$1,075.10	2.15%	$ 11.10
Class C	$1,000	$1,076.30	1.92%	$ 9.97
Class Y	$1,000	$1,082.30	0.79%	$ 4.16
Based on 5% Return[2]				
Class A	$1,000	$1,019.40	1.11%	$ 5.55
Class B	$1,000	$1,014.21	2.15%	$ 10.78
Class C	$1,000	$1,015.36	1.92%	$ 9.67
Class Y	$1,000	$1,020.97	0.79%	$ 4.04

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

High Income Fund *(in thousands)* MARCH 31, 2010 (UNAUDITED)

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.08%		
Pinnacle Entertainment, Inc. (A)	103	$ 1,003
Food Distributors – 0.22%		
Dole Food Company, Inc. (A)	240	2,844
Oil & Gas Equipment & Services – 0.19%		
Dresser-Rand Group Inc. (A)	79	2,482
Oil & Gas Storage & Transportation – 0.29%		
Inergy, L.P.	100	3,780
Railroads – 0.14%		
Kansas City Southern (A)	50	1,809
Wireless Telecommunication Service – 0.05%		
NII Holdings, Inc. (A)	17	687
TOTAL COMMON STOCKS – 0.97%		**$ 12,605**
(Cost: $12,519)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace – 1.16%		
Global Aviation Holdings, Inc.,		
14.000%, 8–15–13 (B)	$ 3,000	3,049
Vought Aircraft Industries, Inc.,		
8.000%, 7–15–11	11,955	12,015
		15,064
Aerospace & Defense – 0.35%		
Freedom Group, Inc.,		
11.250%, 10–1–15 (C)(D)	4,640	4,547
Apparel, Accessories & Luxury Goods – 0.34%		
Oxford Industries, Inc.,		
11.375%, 7–15–15	4,000	4,460
Automobile Manufacturers – 2.67%		
Affinia Group Inc.:		
9.000%, 11–30–14	5,650	5,622
10.750%, 8–15–16 (B)	10,780	11,751
Asbury Automotive Group, Inc.:		
8.000%, 3–15–14	510	511
7.625%, 3–15–17	1,275	1,214
Navistar International Corporation,		
8.250%, 11–1–21	1,960	1,999
UCI Holdco, Inc.,		
8.257%, 12–15–13 (D)(E)	6,986	6,540
United Auto Group, Inc.,		
7.750%, 12–15–16	7,500	7,219
		34,856
Automobile Mfg. / Vehicle Parts – 1.95%		
ArvinMeritor, Inc.,		
10.625%, 3–15–18	1,700	1,760
AutoNation, Inc.,		
6.750%, 4–15–18	5,790	5,702
Oshkosh Corporation:		
8.250%, 3–1–17 (B)	705	728
8.500%, 3–1–20 (B)	705	730
Sonic Automotive, Inc.,		
9.000%, 3–15–18 (B)	15,990	16,389
		25,309

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Banking – 0.70%		
JPMorgan Chase & Co.,		
7.900%, 4–29–49 (E)	$ 8,500	$ 9,062
Broadband – 1.50%		
Broadview Networks Holdings, Inc.,		
11.375%, 9–1–12	1,880	1,828
Clearwire Communications LLC:		
12.000%, 12–1–15 (B)	6,080	6,186
12.000%, 12–1–15 (B)	4,400	4,488
ITC-DeltaCom, Inc.,		
10.500%, 4–1–16 (B)	2,330	2,321
Level 3 Financing, Inc.:		
9.250%, 11–1–14	850	829
10.000%, 2–1–18 (B)	4,050	3,868
		19,520
Broadcast / Outdoor – 0.98%		
Salem Communications Corporation,		
9.625%, 12–15–16	2,550	2,665
SIRIUS XM Radio Inc.,		
8.750%, 4–1–15 (B)	10,135	10,097
		12,762
Building Products – 2.87%		
Building Materials Corporation of America,		
7.500%, 3–15–20 (B)	4,300	4,289
CPG International I Inc.,		
10.500%, 7–1–13	1,250	1,253
Goodman Global Group, Inc.:		
0.000%, 12–15–14 (B)(F)	18,168	10,627
13.500%, 2–15–16	7,750	8,661
Norcraft Companies, L.P. and Norcraft Finance Corp.:		
9.750%, 9–1–12	387	368
10.500%, 12–15–15 (B)	3,650	3,851
Ply Gem Industries, Inc.,		
11.750%, 6–15–13	7,850	8,282
		37,331
Cable & Satellite – 2.06%		
CSC Holdings, Inc.:		
8.500%, 6–15–15 (B)	4,900	5,194
8.625%, 2–15–19 (B)	1,400	1,533
DISH DBS Corporation,		
7.875%, 9–1–19	12,250	12,740
EchoStar DBS Corporation,		
7.750%, 5–31–15	7,000	7,315
		26,782
Capital Goods – 0.42%		
RBS Global, Inc. and Rexnord LLC:		
9.500%, 8–1–14	4,175	4,342
9.500%, 8–1–14 (B)	1,100	1,144
		5,486
Casinos & Gaming – 3.86%		
Ameristar Casinos, Inc.,		
9.250%, 6–1–14	10,975	11,496
Inn of the Mountain Gods Resort and Casino,		
12.000%, 11–15–10 (G)	7,350	3,528
MGM MIRAGE:		
13.000%, 11–15–13	2,000	2,330
10.375%, 5–15–14 (B)	1,700	1,874
7.625%, 1–15–17	4,500	3,746
11.125%, 11–15–17 (B)	3,700	4,163
11.375%, 3–1–18 (B)	4,250	4,101
9.000%, 3–15–20 (B)	2,375	2,446

High Income Fund *(in thousands)* MARCH 31, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Casinos & Gaming (Continued)		
Peninsula Gaming, LLC:		
8.375%, 8–15–15 (B)	$ 3,150	$ 3,142
10.750%, 8–15–17 (B)	2,300	2,197
Pinnacle Entertainment, Inc.:		
8.250%, 3–15–12	8,398	8,335
8.625%, 8–1–17 (B)	3,125	3,055
		50,413
Chemicals – 2.29%		
Huntsman International LLC,		
8.625%, 3–15–20 (B)	10,900	10,954
JohnsonDiversey Holdings, Inc.:		
8.250%, 11–15–19 (B)	5,750	5,951
10.500%, 5–15–20 (B)	4,250	4,633
LCI Escrow Corporation,		
8.000%, 11–1–17 (B)	1,860	1,930
Solutia Inc.,		
7.875%, 3–15–20	6,310	6,389
		29,857
Communications Equipment – 0.38%		
Sorenson Communications, Inc.,		
10.500%, 2–1–15 (B)	5,100	4,922
Construction Materials – 2.46%		
Headwaters Incorporated,		
11.375%, 11–1–14 (B)	14,015	14,628
Headwaters Incorporated, Convertible:		
2.500%, 2–1–14	2,175	1,558
14.750%, 2–1–14 (C)	9,824	10,549
16.000%, 6–1–16	2,950	3,297
16.000%, 6–1–16 (B)	1,700	1,900
		31,932
Consumer Finance – 2.21%		
ASG Consolidated LLC and ASG Finance, Inc.,		
11.500%, 11–1–11	17,300	17,387
Ford Motor Credit Company LLC:		
8.700%, 10–1–14	2,500	2,711
12.000%, 5–15–15	5,750	6,869
8.125%, 1–15–20	1,700	1,783
		28,750
Consumer Products – 1.79%		
Libbey Glass Inc.,		
10.000%, 2–15–15 (B)	850	895
Prestige Brands, Inc.,		
8.250%, 4–1–18 (B)	6,125	6,278
Scotts Miracle-Gro Company (The),		
7.250%, 1–15–18	2,400	2,448
Visant Holding Corp.,		
8.750%, 12–1–13	13,300	13,632
		23,253
Containers – 1.60%		
BPC Holding Corporation,		
8.875%, 9–15–14	6,225	6,078
Graham Packaging Company, L.P. and GPC Capital Corp. I,		
9.875%, 10–15–14	5,100	5,291
Huntsman International LLC:		
7.375%, 1–1–15	1,700	1,687
5.500%, 6–30–16 (B)	1,500	1,361
Plastipak Holdings, Inc.:		
8.500%, 12–15–15 (B)	780	794
10.625%, 8–15–19 (B)	5,015	5,579
		20,790

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Telecom – 1.57%		
PAETEC Holding Corp.,		
9.500%, 7–15–15	$ 3,215	$ 3,255
Qwest Communications International Inc.:		
8.000%, 10–1–15	4,500	4,793
7.125%, 4–1–18 (B)	5,950	6,143
Qwest Corporation,		
8.375%, 5–1–16	5,500	6,188
		20,379
Energy – 0.26%		
CONSOL Energy Inc.:		
8.000%, 4–1–17 (B)	1,860	1,911
8.250%, 4–1–20 (B)	1,400	1,439
		3,350
Environmental Services – 0.70%		
Geokinetics Holdings USA, Inc.,		
9.750%, 12–15–14 (B)	9,735	9,127
Finance – 4.37%		
CEMEX Finance LLC,		
9.500%, 12–14–16 (B)	6,200	6,417
CEVA Group Plc,		
11.500%, 4–1–18 (B)	1,410	1,463
CIT Group, Inc.:		
7.000%, 5–1–13	11,125	10,819
7.000%, 5–1–17	3,150	2,906
CNG Holdings, Inc.,		
12.250%, 2–15–15 (B)	6,000	5,813
CPM Holdings, Inc.,		
10.625%, 9–1–14 (B)	7,450	7,934
Credit Acceptance Corporation,		
9.125%, 2–1–17 (B)	3,840	3,946
Dollar Financial Corp.,		
10.375%, 12–15–16 (B)	11,190	11,875
Icahn Enterprises L.P.,		
8.000%, 1–15–18 (B)	5,950	5,734
		56,907
Food Distributors – 0.43%		
Viskase Companies, Inc.,		
9.875%, 1–15–18 (B)	5,525	5,594
Food Processors / Bev / Bottling – 0.97%		
Dole Food Company, Inc.,		
13.875%, 3–15–14	7,793	9,381
TreeHouse Foods, Inc.,		
7.750%, 3–1–18	3,120	3,237
		12,618
Health Care Equipment – 0.93%		
Biomet, Inc.:		
10.000%, 10–15–17	5,600	6,174
10.375%, 10–15–17	3,000	3,300
11.625%, 10–15–17	2,320	2,598
		12,072
Health Care Facilities – 3.09%		
HCA Inc.:		
9.250%, 11–15–16	7,325	7,787
9.625%, 11–15–16	1,958	2,098
9.875%, 2–15–17 (B)	1,700	1,853
8.500%, 4–15–19 (B)	7,000	7,529
7.875%, 2–15–20 (B)	2,500	2,617
7.250%, 9–15–20 (B)	1,700	1,723

High Income Fund (in thousands) MARCH 31, 2010 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities (Continued)		
HealthSouth Corporation:		
10.750%, 6–15–16	$ 4,750	$ 5,136
8.125%, 2–15–20	11,585	11,528
		40,271
Health Care Facilities / Supplies – 3.96%		
Catalent Pharma Solutions, Inc.:		
9.500%, 4–15–15 (D)	5,305	4,980
9.750%, 4–15–17 (H)	EUR1,500	1,783
DJO Finance LLC and DJO Finance Corporation,		
10.875%, 11–15–14 (B)	$ 480	521
ReAble Therapeutics Finance LLC and ReAble Therapeutics Finance Corporation:		
10.875%, 11–15–14	5,991	6,508
11.750%, 11–15–14	7,000	7,420
Rural/Metro Corporation,		
12.750%, 3–15–16	6,135	6,503
United Surgical Partners International, Inc.,		
8.875%, 5–1–17	6,000	6,225
US Oncology, Inc.:		
10.750%, 8–15–14	15,886	16,522
9.125%, 8–15–17	1,000	1,045
		51,507
Hotels, Resorts & Cruise Lines – 1.50%		
Gaylord Entertainment Company,		
6.750%, 11–15–14	11,300	10,820
Starwood Hotels & Resorts Worldwide, Inc.,		
6.750%, 5–15–18	8,700	8,722
		19,542
Household Products – 0.40%		
Simmons Bedding Company:		
7.875%, 1–15–14 (G)	7,412	—*
11.250%, 7–15–15 (B)	4,800	5,232
		5,232
Independent Finance – 0.17%		
American General Finance Corporation,		
6.900%, 12–15–17	2,500	2,189
Industrial – Other – 0.63%		
Bombardier Inc.:		
7.500%, 3–15–18 (B)	2,880	3,002
7.750%, 3–15–20 (B)	3,400	3,553
J.B. Poindexter & Co., Inc.,		
8.750%, 3–15–14	1,925	1,675
		8,230
Internet Software & Services – 0.87%		
Terremark Worldwide, Inc.,		
12.000%, 6–15–17 (B)	9,840	11,316
IT Consulting & Other Services – 0.39%		
SunGard Data Systems Inc.:		
9.125%, 8–15–13	4,250	4,357
10.625%, 5–15–15	660	719
		5,076
Leisure – 1.12%		
Cinemark USA, Inc.,		
8.625%, 6–15–19	5,000	5,269
Speedway Motorsports, Inc.,		
8.750%, 6–1–16	8,700	9,265
		14,534

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Machinery – 0.99%		
Manitowoc Company, Inc. (The),		
9.500%, 2–15–18	$ 1,700	$ 1,772
Terex Corporation,		
10.875%, 6–1–16	10,000	11,075
		12,847
Metals / Mining – 2.30%		
Compass Minerals International, Inc.,		
8.000%, 6–1–19 (B)	6,700	6,968
Ryerson Inc.,		
12.000%, 11–1–15	4,395	4,615
Severstal Columbus LLC,		
10.250%, 2–15–18 (B)	4,300	4,520
Teck Cominco Limited,		
6.125%, 10–1–35	8,820	8,047
Teck Resources Limited:		
10.250%, 5–15–16	2,140	2,547
10.750%, 5–15–19	2,660	3,259
		29,956
Movies & Entertainment – 1.10%		
AMC Entertainment Inc.:		
8.000%, 3–1–14	9,300	9,358
11.000%, 2–1–16	3,000	3,221
Marquee Holdings Inc.,		
9.505%, 8–15–14	2,000	1,675
		14,254
Office Services & Supplies – 1.24%		
Interface, Inc.:		
11.375%, 11–1–13	8,400	9,471
9.500%, 2–1–14	6,466	6,660
		16,131
Oil & Gas Exploration & Production – 0.50%		
Chesapeake Energy Corporation,		
9.500%, 2–15–15	3,800	4,133
Petrohawk Energy Corporation,		
10.500%, 8–1–14	2,100	2,318
		6,451
Oil & Gas Storage & Transportation – 1.95%		
Copano Energy, L.L.C.,		
8.125%, 3–1–16	4,650	4,714
El Paso Corporation,		
8.250%, 2–15–16	1,375	1,468
Inergy, L.P.:		
8.750%, 3–1–15	8,400	8,789
8.250%, 3–1–16	10,042	10,343
		25,314
Oil Refining & Marketing – 2.39%		
Alon Refining Krotz Springs, Inc.,		
13.500%, 10–15–14	4,500	4,331
Hilcorp Energy I, LP,		
8.000%, 2–15–20 (B)	3,400	3,298
McMoRan Exploration Co.,		
11.875%, 11–15–14	7,400	7,955
Quicksilver Resources Inc.:		
11.750%, 1–1–16	3,300	3,779
7.125%, 4–1–16	2,600	2,470
RDS Ultra-Deepwater Ltd,		
11.875%, 3–15–17 (B)	9,165	9,393
		31,226

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Paper & Forest Products – 1.06%		
Appleton Papers Inc.:		
10.500%, 6–15–15 (B)	$ 6,000	$ 5,970
11.250%, 12–15–15 (B)	3,916	3,603
PE Paper Escrow GmbH,		
12.000%, 8–1–14 (B)	3,780	4,271
		13,844
Paper Packaging – 0.41%		
Sealed Air Corporation,		
7.875%, 6–15–17 (B)	4,900	5,318
Pharmaceuticals – 0.69%		
BioScrip, Inc.,		
10.250%, 10–1–15 (B)	2,820	2,869
PharmaNet Development Group Inc.,		
10.875%, 4–15–17 (B)	2,550	2,550
Talecris Biotherapeutics Holdings Corp.,		
7.750%, 11–15–16 (B)	3,500	3,518
		8,937
Publishing – 1.15%		
McClatchy Company (The),		
11.500%, 2–15–17 (B)	3,400	3,472
Nielsen Finance LLC and Nielsen Finance Co.:		
11.500%, 5–1–16	6,600	7,458
0.000%, 8–1–16 (I)	4,200	3,990
		14,920
Railroads – 2.65%		
Kansas City Southern de Mexico, S.A. de C.V.:		
12.500%, 4–1–16	8,760	10,359
8.000%, 2–1–18 (B)	2,400	2,460
Kansas City Southern Railway Company (The),		
13.000%, 12–15–13	18,175	21,628
		34,447
Restaurants – 1.98%		
NPC International, Inc.,		
9.500%, 5–1–14	25,855	25,726
Retail Propane Distributors – 1.91%		
Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp.,		
8.625%, 6–15–20	7,640	7,640
Ferrellgas, L.P. and Ferrellgas Finance Corp.:		
6.750%, 5–1–14	4,500	4,455
9.125%, 10–1–17 (B)	6,000	6,285
Suburban Propane Partners, L.P. and Suburban Energy Finance Corp.,		
7.375%, 3–15–20	6,320	6,423
		24,803
Retail Stores – 4.11%		
Limited Brands, Inc.,		
8.500%, 6–15–19	7,900	8,809
Pantry, Inc. (The),		
7.750%, 2–15–14	8,890	8,623
QVC, Inc.,		
7.500%, 10–1–19 (B)	10,250	10,455
Rite Aid Corporation,		
9.750%, 6–12–16	1,700	1,828
Sally Holdings LLC and Sally Capital Inc.:		
9.250%, 11–15–14	8,000	8,480
10.500%, 11–15–16	4,335	4,725
Sonic Automotive, Inc.,		
8.625%, 8–15–13	10,345	10,641
		53,561

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Secondary Oil & Gas Producers – 0.13%		
Plains Exploration & Production Company,		
7.625%, 4–1–20 (B)	$ 1,700	$ 1,683
Service – Other – 8.30%		
Interpublic Group of Companies, Inc. (The),		
10.000%, 7–15–17	11,200	12,670
KAR Holdings, Inc.,		
8.750%, 5–1–14	10,611	10,823
Laureate Education, Inc.:		
10.000%, 8–15–15 (B)	8,350	8,538
11.000%, 8–15–15 (B)(D)	23,019	23,568
11.750%, 8–15–17 (C)	8,375	8,710
Quintiles Transnational Holdings Inc,		
9.500%, 12–30–14 (B)	13,145	13,408
Reddy Ice Corporation,		
13.250%, 11–1–15 (C)	5,904	5,757
SITEL, LLC and SITEL Finance Corp.,		
11.500%, 4–1–18 (B)	4,715	4,750
West Corporation:		
9.500%, 10–15–14	10,325	10,609
11.000%, 10–15–16	8,670	9,190
		108,023
Specialized REITs – 0.16%		
Host Hotels & Resorts, L.P.,		
6.875%, 11–1–14	2,000	2,020
Technology – 3.69%		
DuPont Fabros Technology, Inc.,		
8.500%, 12–15–17 (B)	3,350	3,451
Equinix, Inc.,		
8.125%, 3–1–18	3,525	3,648
Hutchinson Technology Incorporated, Convertible,		
3.250%, 1–15–26	4,250	3,613
Jabil Circuit, Inc.:		
7.750%, 7–15–16	8,240	8,672
8.250%, 3–15–18	4,995	5,395
Xerox Capital Trust I,		
8.000%, 2–1–27	23,704	23,255
		48,034
Utilities – 1.14%		
AES Corporation (The),		
9.750%, 4–15–16 (B)	11,000	11,908
Cincinnati Bell Inc.:		
8.250%, 10–15–17	2,000	2,025
8.750%, 3–15–18	940	948
		14,881
Wireless Telecommunication Service – 2.37%		
Crown Castle International Corp.:		
9.000%, 1–15–15	9,385	10,160
7.125%, 11–1–19	2,100	2,126
Digicel Group Limited,		
10.500%, 4–15–18 (B)	5,452	5,656
MetroPCS Communications, Inc.,		
9.250%, 11–1–14	3,575	3,655
SBA Telecommunications, Inc.:		
8.000%, 8–15–16 (B)	1,575	1,658
8.250%, 8–15–19 (B)	1,575	1,677

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
Sprint Nextel Corporation,		
8.375%, 8–15–17	$1,500	$ 1,508
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (B)	4,060	4,486
		30,926
TOTAL CORPORATE DEBT SECURITIES – 91.17%		**$1,186,342**
(Cost: $1,121,597)		

SENIOR LOANS		
Airlines – 0.23%		
Delta Air Lines, Inc.,		
8.750%, 9–16–13 (E)	2,985	3,022
Casinos & Gaming – 0.73%		
Las Vegas Sands, LLC:		
2.050%, 5–23–14 (E)	5,721	5,226
2.050%, 5–23–14 (E)	1,156	1,056
Venetian Macau Limited:		
4.800%, 5–25–13 (E)	2,718	2,634
4.800%, 5–25–13 (E)	609	590
		9,506
Diversified Support Services – 0.80%		
N.E.W. Holdings I, LLC,		
9.500%, 3–5–17 (E)	10,444	10,394
Internet Software & Services – 0.45%		
Springboard Finance, L.L.C.,		
7.000%, 2–2–15 (E)	5,893	5,916
Retail Stores – 1.31%		
Rite Aid Corporation,		
9.500%, 6–5–15 (E)	16,200	16,908
Telecommunications – 0.38%		
U.S. Telepacific Corp.,		
9.250%, 7–25–15 (E)	4,950	4,976
Utilities – 0.31%		
Energy Future Competitive Holdings Company and Texas Competitive Electric Holdings Company, LLC:		
3.729%, 10–10–14 (E)	4,862	3,989
3.790%, 10–10–14 (E)	38	31
		4,020
TOTAL SENIOR LOANS – 4.21%		**$ 54,742**
(Cost: $54,327)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (J) – 2.82%		
Citigroup Funding Inc.,		
0.180%, 4–8–10	$10,000	$ 9,999
Clorox Co.:		
0.200%, 4–9–10	7,570	7,570
0.270%, 4–30–10	5,000	4,999
CVS Caremark Corporation,		
0.210%, 4–7–10	4,000	4,000
General Mills, Inc.,		
0.170%, 4–5–10	5,000	5,000
Sonoco Products Co.,		
0.000%, 4–1–10	5,052	5,052
		36,620
Master Note – 0.00%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (K)	15	15
TOTAL SHORT-TERM SECURITIES – 2.82%		**$ 36,635**
(Cost: $36,635)		
TOTAL INVESTMENT SECURITIES – 99.17%		**$1,290,324**
(Cost: $1,225,078)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.83%		**10,852**
NET ASSETS – 100.00%		**$1,301,176**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2010:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Citibank, N.A.	73	4–15–10	$ 10	$ —
Sell	Euro	Citibank, N.A.	73	10–15–10	10	—
Sell	Euro	Citibank, N.A.	73	4–15–11	10	—
Sell	Euro	Citibank, N.A.	73	10–14–11	10	—
Sell	Euro	Citibank, N.A.	73	4–13–12	10	—
Sell	Euro	Citibank, N.A.	73	10–15–12	9	—
Sell	Euro	Citibank, N.A.	73	4–15–13	9	—
Sell	Euro	Citibank, N.A.	73	10–15–13	9	—
Sell	Euro	Citibank, N.A.	73	4–15–14	9	—
Sell	Euro	Citibank, N.A.	73	10–15–14	8	—
Sell	Euro	Citibank, N.A.	74	4–15–15	8	—
Sell	Euro	Citibank, N.A.	73	10–15–15	8	—
Sell	Euro	Citibank, N.A.	73	4–15–16	7	—
Sell	Euro	Citibank, N.A.	73	10–14–16	7	—
Sell	Euro	Citibank, N.A.	1,574	4–13–17	144	—
					$268	$ —

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $427,523 or 32.86% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Trustees. At March 31, 2010, the total value of these securities amounted to $29,563 or 2.27% of net assets.

(D) Payment in kind bonds.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(F) Zero coupon bond.

(G) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(H) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR – Euro).

(I) Securities do not bear interest for an initial period of time and subsequently become interest bearing.

(J) Rate shown is the yield to maturity at March 31, 2010.

(K) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

The following acronym is used throughout this schedule:
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Municipal Bond Fund

Asset Allocation



Bonds 95.26%

Cash and Cash Equivalents 4.74%

Bonds	**95.26%**
Municipal Bonds	95.26%
Cash and Cash Equivalents	**4.74%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	171/232	74
3 Year	8/203	4
5 Year	12/187	7
10 Year	59/155	38

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 90.49%

Non-Investment Grade 4.77%

Cash and Cash Equivalents 4.74%

Investment Grade	**90.49%**
AAA	20.51%
AA	18.89%
A	34.65%
BBB	16.44%
Non-Investment Grade	**4.77%**
BB	0.41%
B	0.58%
Non-rated	3.78%
Cash and Cash Equivalents	**4.74%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,006.30	0.89%	$4.41
Class B	$1,000	$1,001.20	1.83%	$9.11
Class C	$1,000	$1,001.80	1.75%	$8.71
Based on 5% Return[2]				
Class A	$1,000	$1,020.51	0.89%	$4.45
Class B	$1,000	$1,015.80	1.83%	$9.17
Class C	$1,000	$1,016.21	1.75%	$8.77

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Municipal Bond Fund *(in thousands)* MARCH 31, 2010 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 0.73%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A,		
6.250%, 11–1–33	$ 2,000	$ 2,058
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008,		
6.750%, 7–1–33	2,500	2,841
		4,899
Arizona – 1.96%		
AZ Hlth Fac Auth, Hosp Rev Bonds (John C. Lincoln Hlth Network), Ser 2000,		
6.875%, 12–1–20	2,500	2,653
AZ Hlth Fac Auth, Hosp Rev Bonds (Phoenix Childrens Hosp), Ser 2007C,		
1.290%, 2–1–42 (A)	2,375	2,200
Cert of Participation for the Benefit of AZ State Univ (AZ State Univ Proj), Ser 2002,		
5.375%, 7–1–13	1,000	1,078
The Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008,		
8.000%, 5–1–25	2,500	2,841
Phoenix Civic Impvt Corp, Sr Lien Arpt Rev Bonds, Ser 2002B,		
5.750%, 7–1–14	2,000	2,109
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008,		
6.625%, 7–15–25	2,000	2,285
		13,166
Arkansas – 0.09%		
AR Dev Fin Auth, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003D,		
5.300%, 7–1–24	615	618
California – 14.82%		
ABAG Fin Auth for Nonprofit Corp, Rev Bonds (Sharp Hlth Care), Ser 2009B,		
6.250%, 8–1–39	1,000	1,059
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A,		
5.750%, 9–1–39	2,500	2,531
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A,		
6.500%, 11–1–38	2,000	2,129
CA Muni Fin Auth, Cmnty Hosp of Cent CA Obligated Group Cert of Participation,		
5.500%, 2–1–39	4,000	3,548
CA Muni Fin Auth, Edu Fac Rev Bonds (King/ Chavez Academies Proj), Ser 2009A,		
8.500%, 10–1–29	1,000	1,152
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B,		
5.250%, 6–1–23	2,085	2,139
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rfdg Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2002A,		
5.000%, 1–1–22	1,500	1,508
CA Rural Home Mtg Fin Auth, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 1998B, Class 5,		
6.350%, 12–1–29	30	31
State of CA, General Oblig Bonds,		
6.000%, 2–1–15	3,000	3,421

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
State of CA, Various Purp General Oblig Bonds:		
5.250%, 2–1–19	$ 5,000	$ 5,245
5.250%, 2–1–19	2,000	2,098
5.250%, 11–1–21	1,000	1,046
5.000%, 2–1–22	7,000	7,076
5.500%, 4–1–28	2,535	2,929
5.500%, 4–1–28	325	376
5.500%, 4–1–28	135	156
5.500%, 4–1–28	5	5
5.250%, 10–1–29	2,500	2,485
5.750%, 4–1–31	5,000	5,148
6.000%, 3–1–33	1,000	1,065
6.000%, 11–1–39	4,500	4,751
State of CA, Dept of Water Res, Cent Vly Proj, Water Sys Rev Bonds, Ser X,		
5.500%, 12–1–16	10	12
State Pub Works Board of the State of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G–1,		
5.750%, 10–1–30	1,000	1,001
State Pub Works Board of the State of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I,		
6.375%, 11–1–34	500	522
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	1,750	1,699
6.350%, 7–1–46	1,000	1,003
CA Statewide Cmnty Dev Auth, Hosp Rev Cert of Participation, Cedars-Sinai Med Ctr, Ser 1992,		
6.500%, 8–1–12	2,225	2,312
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A,		
7.000%, 10–1–36	750	804
Delta Cnty Home Mtg Fin Auth, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 1998A,		
5.200%, 12–1–14	35	35
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds (Cap Apprec Bonds), Ser 1999,		
0.000%, 1–15–17 (B)	7,500	5,161
Golden State Tob Securitization Corp, Tob Settlement Asset-Bkd Bonds, Ser 2003A–1,		
6.750%, 6–1–39	2,500	2,905
Golden State Tob Securitization Corp, Enhanced Tob Settlement Asset-Bkd Bonds, Ser 2003B,		
5.375%, 6–1–28	2,000	2,015
The Metro Water Dist of Southn CA, Water Rev Bonds, 2003 Authorization, Ser B–2,		
5.000%, 10–1–27	5,000	5,307
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Participation,		
6.750%, 11–1–39	2,750	2,836
Palomar Pomerado Hlth, General Oblig Bonds, Election of 2004, Ser 2009A:		
0.000%, 8–1–31 (B)	3,315	917
0.000%, 8–1–32 (B)	5,000	1,285
Palomar Pomerado Hlth, General Oblig Bonds, Election of 2004, Ser 2009,		
0.000%, 8–1–33 (B)	5,000	1,201
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, General Oblig Bonds, Ser 2004A:		
5.500%, 8–1–29	3,755	4,371
5.500%, 8–1–29	45	46

Municipal Bond Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008, 5.500%, 10–1–28	$ 500	$ 546
Cnty of Sacramento, 2010 Rfdg Cert of Participation, 5.750%, 2–1–30	2,000	1,970
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5–15–34	3,000	3,141
Arpt Commission, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2009E, 6.000%, 5–1–39	3,000	3,203
Southn CA Pub Power Auth, Multiple Proj Rev Bonds, Ser 1989, 6.750%, 7–1–12	3,455	3,864
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	1,000	1,118
Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1–1–29	1,000	1,082
The Regents of the Univ of CA, Hosp Rev Bonds (UCLA Med Ctr), Ser 2004B, 5.500%, 5–15–20	1,500	1,548
		99,802
Colorado – 1.32%		
Joint Sch Dist No. 28J, Adams and Arapahoe Cntys, CO, General Oblig Bonds, Ser 2008, 6.000%, 12–1–28	2,500	2,845
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A:		
6.750%, 12–1–23	1,845	2,133
7.400%, 12–1–38	1,000	1,162
CO Hsng and Fin Auth, Sngl Fam Prog Sr and Sub Bonds, Ser 2001A–2, 6.500%, 8–1–31	285	301
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A, 5.500%, 11–1–29	1,250	1,310
CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Participation, Ser 2008:		
5.500%, 11–1–27	730	791
5.500%, 11–1–27	270	323
		8,865
Connecticut – 0.90%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.750%, 6–15–34	2,500	2,714
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	3,325	3,329
		6,043
District Of Columbia – 1.08%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	2,500	2,635
Metro WA Arpt Auth, Dulles Toll Road, Second Sr Lien, Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (B)	6,500	4,645
		7,280

MUNICIPAL BONDS (Continued)	Principal	Value
Florida – 7.46%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	$ 2,500	$ 2,507
Broward Cnty, FL, Passenger Fac Charge/Arpt Sys Rev Convertible Lien Bonds, Arpt Sys Rev Bonds, Ser 2001J–1, 5.750%, 10–1–18	2,870	2,941
Citizens Ppty Insurance Corp, Sr Secured Rev Bonds, Ser 2010A–1, 5.250%, 6–1–17 (C)	3,600	3,761
Coral Gables, FL, Hlth Fac Auth, Hosp Rev Bonds (Baptist Hlth South FL Obligated Grp), Ser 2004, 5.250%, 8–15–24	5,000	5,759
Greater Orlando Aviation Auth, Arpt Fac Rev Bonds, Ser 2002B, 5.500%, 10–1–17	2,000	2,078
Halifax Hosp Med Ctr (Daytona Beach, FL), Hosp Rev Rfdg and Impvt Bonds, Ser 2006A, 5.250%, 6–1–26	3,000	2,914
Hillsborough Cnty Aviation Auth, FL, Tampa Intl Arpt, Rev Bonds, Ser 2003B, 5.000%, 10–1–20	2,000	2,022
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	3,600	3,245
Hsng Fin Auth of Lee Cnty, FL, Sngl Fam Mtg Rev Bonds, Ser 1999A, Subser 2, 5.000%, 9–1–30	175	176
Miami-Dade Cnty, FL, General Oblig Bonds (Bldg Better Communities Prog), Ser 2008B, 6.250%, 7–1–26	2,500	2,815
Miami-Dade County, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2002, 5.750%, 10–1–16	2,000	2,072
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	2,500	2,531
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	2,500	2,526
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B, 5.250%, 10–1–22	5,000	5,521
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C, 6.000%, 10–1–23	2,500	2,935
Miami, FL, Spl Oblig Non-Ad Valorem Rev Rfdg Bonds, Ser 2002A, 5.500%, 9–1–13	2,460	2,647
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 6.500%, 7–1–35	2,500	2,752
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4–1–39	1,000	1,019
		50,221
Georgia – 3.00%		
Atlanta Dev Auth Edu Fac, Rev Bonds (Panther Place, LLC Proj), Ser 2009A, 5.000%, 7–1–37	3,500	3,631

Municipal Bond Fund (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia (Continued)		
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B,		
5.375%, 11–1–39	$ 2,500	$ 2,555
Hosp Auth of Cobb Cnty, GA, Rev Anticipation Rfdg and Impvt Cert, Ser 2003,		
5.250%, 4–1–20	3,000	3,140
Muni Elec Auth of GA, Proj One Spl Oblig Bonds, Fifth Crossover Ser:		
6.400%, 1–1–13	6,925	7,440
6.400%, 1–1–13	860	929
6.400%, 1–1–13	75	78
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D,		
6.000%, 1–1–23	2,100	2,387
		20,160
Guam – 0.49%		
GU Intl Arpt Auth, General Rev Bonds, Ser 2003C,		
5.375%, 10–1–20	3,305	3,324
Idaho – 0.32%		
ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A,		
6.750%, 11–1–37	2,000	2,182
Illinois – 2.42%		
Belleville, IL, Tax Increment Rfdg Rev Bonds (Frank Scott Parkway Redev Proj), Ser 2007A,		
5.700%, 5–1–36	1,500	1,201
Collateralized Sngl Fam Mtg Rev Bonds (Chicago), Ser 2002C,		
5.600%, 10–1–34	920	931
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009,		
6.500%, 4–1–39	2,500	2,542
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B,		
5.750%, 7–1–33	2,500	2,720
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Obligated Group), Ser 2009A,		
7.250%, 11–1–30	2,500	2,819
Maywood, General Oblig Corporate Purp Bonds, Ser 2001C,		
5.500%, 1–1–21	1,300	1,348
Regional Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Counties, IL, General Oblig Bonds, Ser 2002A,		
6.000%, 7–1–24	3,080	3,623
Cmnty College Dist No. 525 (Joliet Jr College), General Oblig Bonds (Alternate Rev Source), Ser 2008,		
5.750%, 6–1–28	1,000	1,109
		16,293
Indiana – 2.49%		
IN Hlth and Edu Fac Fin Auth, Hosp Rev Bonds (Cmnty Fndtn of NW IN Obligated Group), Ser 2007,		
5.500%, 3–1–37	1,750	1,686
IN State Office Bldg Commission, Capitol Complex Rev Bonds (Senate Avenue Prkg Fac), Ser 1990A,		
7.400%, 7–1–15	4,775	5,642

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
IN State Office Bldg Commission, Capitol Complex Rev Bonds (State Office Bldg I Fac), Ser 1990B,		
7.400%, 7–1–15	$ 8,000	$ 9,453
		16,781
Iowa – 0.58%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Increment Rev Bonds, Ser 2008,		
5.750%, 6–1–31	1,000	1,033
IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008,		
6.000%, 8–1–27	2,500	2,874
		3,907
Kansas – 1.61%		
Arkansas City, KS Pub Bldg Commission, Rev Bonds (South Cent KS Regional Med Ctr), Ser 2009,		
7.000%, 9–1–38	2,000	2,110
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2001A–1,		
6.300%, 12–1–32	290	301
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2002A–5,		
5.550%, 12–1–33	1,870	1,972
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2002B–4,		
5.900%, 12–1–34	1,055	1,080
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003A–2,		
5.650%, 6–1–35	1,135	1,159
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2004A–4,		
5.625%, 6–1–36	500	510
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig Rev Rfdg Bonds (Redev Proj Area B), 2nd Lien Ser of 2005,		
5.000%, 12–1–20	3,000	2,978
Unif Govt of Wyandotte Cnty/Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006,		
5.000%, 12–1–27	745	703
		10,813
Kentucky – 0.63%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	2,000	1,991
6.500%, 3–1–45	2,250	2,222
		4,213
Louisiana – 1.51%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B,		
5.250%, 1–1–28	1,000	1,034
LA Local Govt Environmental Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C,		
7.000%, 1–1–33	1,000	1,068

Municipal Bond Fund (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
LA Local Govt Environmental Fac and Cmnty Dev Auth, Hosp Rev Bonds (Woman's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	$ 5,500	$ 5,366
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A–1, 6.000%, 1–1–23	1,500	1,659
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	1,000	1,038
		10,165
Maine – 0.32%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A–3, 5.875%, 12–1–39	2,000	2,175
Maryland – 0.80%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	1,750	1,781
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7–1–40	1,500	1,489
MD Trans Auth, Arpt Prkg Rev Bonds (Baltimore/ Washington Intl Arpt Proj), Ser 2002B, 5.375%, 3–1–15	2,000	2,096
		5,366
Massachusetts – 0.96%		
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	1,000	1,052
The Cmnwlth of MA, General Oblig Bonds, Ser 2003D, 5.250%, 10–1–21	2,500	2,809
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A, 5.750%, 7–1–39	1,615	1,631
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10–15–40	1,000	985
		6,477
Michigan – 3.16%		
Detroit, MI, General Oblig Bonds, Ser 2004-A(1), 5.250%, 4–1–23	3,220	2,663
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B), 7.500%, 7–1–33	2,000	2,387
Board of Regents of Eastn MI Univ, General Rev Rfdg Bonds, Ser 2002A, 5.800%, 6–1–13	1,530	1,732
Garden City Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Garden City Hosp Obligated Group), Ser 1998A, 5.625%, 9–1–10	40	40
Board of Trustees of Grand Vly, State Univ, General Rev Bonds, Ser 2009, 5.750%, 12–1–34	1,000	1,058
State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I, 6.000%, 10–15–38	2,000	2,171

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	$ 4,750	$ 4,592
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Obligated Group), Ser 2009V, 8.000%, 9–1–29	3,950	4,631
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Obligated Group), Ser 2009W, 6.000%, 8–1–39	2,000	2,003
		21,277
Minnesota – 1.56%		
Minneapolis, Hlth Care Sys Rev Bonds (Fairview Hlth Svcs), Ser 2008A, 6.750%, 11–15–32	1,000	1,105
Minneapolis-St. Paul Metro Arpts Commission, Arpt Rev Bonds, Ser 2001B:		
5.750%, 1–1–13	2,345	2,418
5.750%, 1–1–15	5,000	5,103
Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Obligated Group Proj), Ser 2006, 5.250%, 5–15–36	2,000	1,897
		10,523
Mississippi – 0.63%		
MS Higher Edu Assistance Corp, Student Loan Rev Bonds, Sub Ser 1996-C:		
6.700%, 9–1–12	1,470	1,478
6.750%, 9–1–14	2,750	2,759
		4,237
Missouri – 4.36%		
Belton, MO, Cert of Participation, Ser 2008, 5.125%, 3–1–25	1,000	1,025
Belton, MO, Tax Increment Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	2,265	2,135
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A:		
5.500%, 6–1–34	1,000	1,009
5.750%, 6–1–39	1,000	1,031
Indl Dev Auth of Grundy Cnty, MO, Hlth Fac Rev Bonds (Wright Mem Hosp), Ser 2009, 6.750%, 9–1–34	1,000	1,009
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	2,300	2,310
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Participation, Ser 2009, 6.750%, 6–15–35	2,500	2,564
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	2,500	2,544
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (Barnes-Jewish, Inc./Christian Hlth Svcs), Ser 1993A, 6.000%, 5–15–11	3,000	3,137
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Independence, MO – Events Ctr Proj), Ser 2009A, 6.625%, 4–1–33	2,000	2,108

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Independence, MO – Events Ctr Proj), Ser 2009F,		
6.250%, 4–1–38	$ 2,000	$ 2,052
MO Hsng Dev Commission, Sngl Fam Mtg Rev Bonds (Homeownership Loan Prog), Ser 2005D,		
6.000%, 3–1–36	3,210	3,298
Environmt Impvt and Enrg Res Auth, Water Pollutn Ctl Rev Rfdg Bonds, Ser 2001B,		
5.500%, 7–1–10	750	750
NW MO State Univ, Hsng Sys Rev Bonds, Ser 2003,		
5.500%, 6–1–19	2,650	2,835
St. Louis, MO, Arpt Rev Rfdg Bonds (Lambert – St.Louis Intl Arpt), Ser 2003A,		
5.250%, 7–1–18	1,000	1,048
St. Louis Muni Fin Corp, Compound Interest Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A,		
0.000%, 7–15–36 (B)	2,250	452
		29,307
Nevada – 0.99%		
Las Vegas Redev Agy, NV, Tax Increment Rev Bonds, Ser 2009A,		
8.000%, 6–15–30	3,000	3,410
Redev Agy of Mesquite, NV, Tax Increment Rev Bonds, Ser 2009,		
7.375%, 6–1–24	1,000	1,036
NV Hsng Division, Sngl Fam Mtg Bonds, Ser 1998A–1 Mezzanine Bonds,		
5.350%, 4–1–16	185	185
Overton Power Dist No. 5, Spl Oblig Rev Bonds, Ser 2008,		
8.000%, 12–1–25	1,715	2,021
		6,652
New Hampshire – 1.16%		
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRGHlthcare Issue, Ser 2009,		
7.000%, 4–1–38	2,250	2,596
NH Hlth and Edu Fac Auth, Hosp Rev Bonds, Catholic Med Ctr Issue, Ser 2002A:		
6.125%, 7–1–32	1,755	1,967
6.125%, 7–1–32	245	246
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A,		
6.125%, 10–1–39	1,500	1,510
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2006A,		
5.650%, 1–1–36	1,430	1,468
		7,787
New Jersey – 1.89%		
Casino Reinvestment Dev Auth, Hotel Room Fee Rev Bonds, Ser 2004,		
5.250%, 1–1–23	1,350	1,365
Cnty of Hudson, NJ, Rfdg Cert of Participation, Ser 2002,		
6.000%, 12–1–10	2,110	2,175
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A,		
5.500%, 7–1–38	1,500	1,573
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2004I,		
5.250%, 9–1–24	2,250	2,605

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B,		
7.500%, 12–1–32	$ 1,000	$ 1,135
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A,		
0.000%, 12–15–40 (B)	10,000	1,649
Newark, NJ General Oblig Sch Purp Rfdg Bonds, Ser 2002,		
5.375%, 12–15–13	2,000	2,208
		12,710
New Mexico – 1.40%		
Albuquerque, NM, Arpt Rfdg Rev Bonds, Ser 2001,		
5.375%, 7–1–15	3,365	3,438
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D,		
6.000%, 1–1–37	1,720	1,788
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D–2,		
5.250%, 7–1–30	3,000	3,086
San Juan Cnty, NM, Gross Receipts Tax Rev Bonds, Sub Ser 2001B,		
5.750%, 9–15–21	1,000	1,086
		9,398
New York – 5.69%		
Long Island Power Auth, Elec Sys General Rev Bonds, Ser 2009A,		
6.250%, 4–1–33	1,000	1,135
NYC, General Oblig Bonds, Ser 2002C,		
5.500%, 3–15–15	2,000	2,178
NYC, General Oblig Bonds, Ser 2003A,		
5.750%, 8–1–14	2,000	2,180
NYC, General Oblig Bonds, Ser 2003J:		
5.500%, 6–1–19	2,870	3,085
5.500%, 6–1–19	1,120	1,268
NYC, General Oblig Bonds, Ser 2004D,		
5.250%, 10–15–21	6,110	6,503
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B).	2,675	1,195
0.000%, 3–1–26 (B).	2,685	1,133
0.000%, 3–1–27 (B).	2,500	981
Dormitory Auth, City Univ Sys, Consolidate Fourth General Resolution Rev Bonds, Ser 2001A,		
5.500%, 7–1–17	2,000	2,124
Dormitory Auth, State Univ Edu Fac, Rev Bonds, Ser 1990B:		
7.500%, 5–15–11	590	627
7.500%, 5–15–11	355	358
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Twenty-Sixth Ser,		
5.500%, 11–15–13	2,000	2,153
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Twenty-Seventh Ser,		
5.500%, 12–15–14	3,000	3,236
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser,		
5.750%, 11–1–30	4,490	4,885
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A,		
7.250%, 1–1–20	900	911

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	$ 2,155	$ 2,167
Tob Settlement Fin Corp, Asset-Bkd Rev Bonds (State Contingency Contract Secured), Ser 2003B–1C, 5.500%, 6–1–21	2,000	2,144
		38,263
North Carolina – 1.33%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2003C, 5.500%, 1–1–14	3,000	3,360
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.750%, 1–1–24	1,000	1,173
NC Med Care Commission, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E–2, 6.000%, 12–1–36	2,495	2,732
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A:		
0.000%, 1–1–37 (B)	3,000	619
5.750%, 1–1–39	1,000	1,050
		8,934
Ohio – 1.55%		
Cnty of Cuyahoga, OH, Rev Bonds (Cleveland Clinic Hlth Sys Obligated Group), Ser 2003A, 6.000%, 1–1–21	1,000	1,088
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	1,000	1,131
Cnty of Lorain, OH, Hosp Fac Rev Rfdg and Impvt Bonds (Catholic Hlthcare Partn), Ser 2001A, 5.625%, 10–1–17	1,000	1,044
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Power Co Proj), Ser 2008A, 7.125%, 6–1–41	2,500	2,520
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	1,000	1,040
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Obligated Group), Ser 2008A, 5.250%, 1–1–33	2,000	2,042
OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J, 6.200%, 9–1–33	1,450	1,556
		10,421
Oklahoma – 0.62%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	1,500	1,568
OK City Arpt Trust, Jr Lien, Twenty-Seventh Ser B, 5.750%, 7–1–16	1,490	1,499
OK Muni Power Auth, Power Supply Sys Rev Bonds, Ser 2008A, 5.875%, 1–1–28	1,000	1,092
		4,159
Oregon – 0.05%		
OR Hsng and Cmnty Svc Dept, Mtg Rev Bonds (Sngl-Fam Mtg Prog), Ser 1996D, 6.375%, 7–1–27	340	341

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania – 5.29%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	$ 1,000	$ 1,125
Dauphin Cnty General Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6–1–29	2,000	2,091
6.000%, 6–1–36	3,000	3,094
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	3,500	3,485
PA Higher Edu Fac Auth (Cmnwlth of PA), Hlth Svcs Rev Bonds (Allegheny Delaware Vly Obligated Group Proj), Ser A, 5.700%, 11–15–11	2,500	2,495
PA Indl Dev Auth, Econ Dev Rev Bonds, Ser 2002:		
5.500%, 7–1–14	1,930	2,087
5.500%, 7–1–14	70	78
PA Tpk Commission, Tpk Sub Rev Bonds, Ser 2009C, 0.000%, 6–1–33 (B)	4,000	2,936
PA Tpk Commission, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	2,750	2,867
Philadelphia, PA, General Oblig Rfdg Bonds, Ser 2008A, 5.250%, 12–15–24	10,750	11,410
PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8–1–35	750	750
Redev Auth of Philadelphia, Rev Bonds (Beech, LLC Student Hsng Complex at Temple Univ), Ser 2003A, 5.500%, 7–1–35	1,500	1,153
Susquehanna Area Regional Arpt Auth, Arpt Sys Rev Bonds, Ser 2003A, 5.500%, 1–1–19	2,120	2,050
		35,621
Puerto Rico – 2.70%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (General Oblig Bonds), Ser 2004A, 5.250%, 7–1–21	5,740	5,814
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7–1–28	1,000	1,028
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36 (C)	4,500	4,793
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 0.000%, 8–1–32 (B)	5,000	3,860
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (B)	4,500	2,681
		18,176
Rhode Island – 0.49%		
RI Hlth and Edu Bldg Corp, Hosp Fin Rev Bonds, Lifespan Obligated Group Issue, Ser 2009A, 6.250%, 5–15–30	1,590	1,746
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2009A, 6.250%, 12–1–27	1,500	1,571
		3,317

MUNICIPAL BONDS (Continued)	Principal	Value
South Carolina – 0.31%		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A, 6.500%, 4–1–42	$ 2,000	$ 2,067
South Dakota – 0.33%		
SD Hlth and Edu Fac Auth (Huron Regional Med Ctr Issue), Rev Bonds, Ser 1994, 7.300%, 4–1–16	2,000	2,191
Tennessee – 0.88%		
The Hlth and Edu Fac Board of Johnson City, TN, Hosp First Mtg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7–1–36	3,000	2,939
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7–1–25	750	775
The Memphis and Shelby Cnty Sports Auth, Inc., Rev Bonds (Memphis Arena Proj), Ser 2002A, 5.500%, 11–1–13	2,000	2,226
		5,940
Texas – 10.64%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008, 5.500%, 8–15–27	2,000	2,202
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	3,000	3,034
Cass Cnty Indl Dev Corp, Envirnmt Impvt, Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	2,500	3,235
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Impvt and Rfdg Bonds, Ser 2001A, 5.875%, 11–1–17	1,280	1,321
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Bonds, Ser 2003A, 5.500%, 11–1–19	5,000	5,120
Dallas Independent Sch Dist (Dallas Cnty, TX) Unlimited Tax Sch Bldg Bonds, Ser 2008, 6.375%, 2–15–34	2,500	2,926
Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A, 6.000%, 8–15–38	2,500	2,867
Goose Creek Consolidated Independent Sch Dist, Unlimited Tax Rfdg and Sch Bonds, Ser 2002, 5.750%, 2–15–17	980	1,069
Harris Cnty-Houston Sports Auth, Sr Lien Rev Bonds, Ser 2001G, 5.750%, 11–15–15	1,500	1,528
Harris Cnty Hlth Fac Dev Corp, Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12–1–27	2,500	2,805
Harris Cnty Hlth Fac Dev Corp, Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11–15–26	2,500	2,547
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
5.750%, 2–15–28	1,000	923
6.000%, 2–15–33	500	465

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Lancaster Independent Sch Dist (Dallas Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2004, 5.750%, 2–15–30	$ 6,000	$ 6,918
Lower CO River Auth, Rfdg Rev Bonds, Ser 2008A, 6.250%, 5–15–28	2,500	2,776
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	3,000	2,969
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	25,000	8,058
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Schs), Ser 2009A, 6.500%, 8–15–39	1,000	1,023
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	4,000	3,555
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	3,000	2,745
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	2,000	2,084
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A, 0.000%, 8–15–26 (B)	24,500	9,753
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	1,500	1,640
		71,563
Vermont – 0.23%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27, 5.500%, 11–1–37	1,530	1,577
Virgin Islands – 0.16%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.750%, 10–1–37	1,000	1,087
Virginia – 1.69%		
Isle of Wight Cnty, VA, General Oblig Pub Impvt Bonds, Ser 2008B, 6.000%, 7–1–27	1,605	1,837
Indl Dev Auth of Roanoke, VA, Hosp Rev Bonds (Carilion Hlth Sys Obligated Group), Ser 2002A:		
5.750%, 7–1–14	2,225	2,360
5.500%, 7–1–17	2,000	2,092
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E, 6.375%, 1–1–36	2,075	2,232
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	2,500	2,835
		11,356

MUNICIPAL BONDS (Continued)	Principal	Value
Washington – 3.16%		
Port of Seattle, Rev Bonds, Series 2001B,		
5.625%, 4–1–16	$1,000	$ 1,038
Spokane Pub Fac Dist, Regional Proj, Spokane Pub Fac Dist, Hotel/Motel Tax and Sales/Use Tax Bonds, Ser 2003,		
5.750%, 12–1–19	1,665	1,802
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008,		
7.125%, 3–1–29	2,500	2,722
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svcs), Ser 2009A,		
6.500%, 11–15–33	1,500	1,588
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009,		
7.000%, 7–1–39	1,000	1,074
WA Hlth Care Fac Auth, Rev Bonds (VA Mason Med Ctrs), Ser 2007C,		
5.500%, 8–15–36	2,910	2,781
WA Pub Power Supply Sys, Nuclear Proj No. 1, Rfdg Rev Bonds, Ser 1989B,		
7.125%, 7–1–16	8,200	10,244
		21,249
West Virginia – 0.55%		
WA Infrastructure General Oblig Bonds, Ser 1999A,		
0.000%, 11–1–13 (B)	4,000	3,683
Wisconsin – 0.70%		
WI General Fund Annual Appropriation Bonds, Ser 2009A,		
5.750%, 5–1–33	1,000	1,078
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Obligated Group), Ser 2009,		
6.625%, 2–15–39	2,000	2,153
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A,		
5.625%, 4–15–39	1,500	1,480
		4,711
Wyoming – 0.25%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004,		
5.750%, 6–1–34	675	602
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A,		
5.500%, 1–1–28	1,000	1,068
		1,670
TOTAL MUNICIPAL BONDS – 95.26%		**$640,967**
(Cost: $605,802)		

SHORT-TERM SECURITIES		
Commercial Paper (D) – 2.15%		
ITT Corporation,		
0.250%, 4–14–10	5,000	5,000
Sonoco Products Co.,		
0.000%, 4–1–10	9,486	9,486
		14,486
Master Note – 0.05%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (E)	310	310

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 2.75%		
Castle Rock, CO, Cert of Participation, Ser 2008 (Wells Fargo Bank, N.A.),		
0.300%, 4–1–10 (E)	$7,600	$ 7,600
Elmurst, IL, Adj Demand Rev Bonds, Joint Commission on Accreditation of Hlthcare Organizations, Ser 1988 (JPMorgan Chase Bank, N.A.),		
0.280%, 4–1–10 (E)	1,400	1,400
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (Exxon Mobil Corporation),		
0.340%, 4–1–10 (E)	8,300	8,300
Westminster Econ Dev Auth, CO, Tax Increment Rev Rfdg Bonds (Mandalay Gardens Urban Renewal Proj), Ser 2009 (U.S. Bank N.A.),		
0.300%, 4–1–10 (E)	1,200	1,200
		18,500
TOTAL SHORT-TERM SECURITIES – 4.95%		**$ 33,296**
(Cost: $33,296)		
TOTAL INVESTMENT SECURITIES – 100.21%		**$674,263**
(Cost: $639,098)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.21%)		(1,404)
NET ASSETS – 100.00%		**$672,859**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(B) Zero coupon bond.

(C) Purchased on a when-issued basis with settlement subsequent to March 31, 2010.

(D) Rate shown is the yield to maturity at March 31, 2010.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

Municipal High Income Fund

Asset Allocation



Bonds 96.97%

Cash and Cash Equivalents 3.03%

Bonds	**96.97%**
Municipal Bonds	96.97%
Cash and Cash Equivalents	**3.03%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	80/112	71
3 Year	7/97	8
5 Year	8/78	11
10 Year	6/58	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings



Investment Grade 43.84%

Non-Investment Grade 53.13%

Cash and Cash Equivalents 3.03%

Investment Grade	**43.84%**
AAA	1.75%
AA	0.49%
A	12.96%
BBB	28.64%
Non-Investment Grade	**53.13%**
BB	1.32%
B	4.15%
CCC	1.89%
Non-rated	45.77%
Cash and Cash Equivalents	**3.03%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Municipal High Income Fund

For the Six Months Ended March 31, 2010	Beginning Account Value 9–30–09	Ending Account Value 3–31–10	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,024.10	0.90%	$4.55
Class B	$1,000	$1,019.50	1.80%	$9.09
Class C	$1,000	$1,019.70	1.76%	$8.89
Based on 5% Return[2]				
Class A	$1,000	$1,020.43	0.90%	$4.55
Class B	$1,000	$1,015.96	1.80%	$9.07
Class C	$1,000	$1,016.15	1.76%	$8.87

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2010, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column.

(2) This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

See "Disclosure of Expenses" on page 5 for further information on how expenses were calculated.

Municipal High Income Fund (in thousands) MARCH 31, 2010 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 0.18%		
Butler Cnty Indl Dev Auth, Environmental Impvt Rev Bonds, 2008 Ser A, 7.000%, 9–1–32	$1,000	$ 1,029
Arizona – 2.72%		
AZ Hlth Fac Auth, Hosp Rev Bonds (Phoenix Childrens Hosp), Ser 2007C, 1.290%, 2–1–42 (A)	2,500	2,316
The Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	9,500	10,799
The Indl Dev Auth of the Cnty of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,500	1,356
The Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	1,380	1,243
		15,714
California – 5.28%		
CA Muni Fin Auth, Edu Fac Rev Bonds (King/ Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	4,000	4,634
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,000	845
CA Pollutn Ctl Fin Auth, Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2003A, 5.000%, 11–1–38	3,000	3,213
CA Statewide Cmnty Dev Auth, Rev Bonds (Methodist Hosp of Southn CA Proj), Ser 2009, 6.625%, 8–1–29	2,500	2,837
CA Statewide Cmnty Dev Auth, Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	1,350	1,426
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	2,000	1,943
6.350%, 7–1–46	1,750	1,754
Cmnty Fac Dist No. 2009–1 of Chino, 2010 Spl Tax Bonds, 6.750%, 9–1–40 (B)	1,300	1,298
Golden State Tob Sec Corp, Tob Settlement Asset-Bkd Bonds, Ser 2007A–1, 5.125%, 6–1–47	4,500	2,872
Redev Agy of Hollister, Cmnty Dev Proj Tax Alloc Bonds (Cnty of San Benito, CA), Ser 2009:		
6.750%, 10–1–24	380	421
6.500%, 10–1–26	380	409
6.625%, 10–1–27	330	356
6.750%, 10–1–28	430	466
6.750%, 10–1–29	400	431
7.000%, 10–1–32	1,000	1,088
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Participation:		
6.625%, 11–1–29	1,800	1,872
6.750%, 11–1–39	900	928
Cmnty Fac Dist No. 15 (Mission Ranch) of Riverside Unif Sch Dist, Spl Tax Bonds (Impvt Area No. 3), Ser 2009A, 6.750%, 9–1–39	1,000	1,002

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8–1–28	$1,000	$ 1,124
8.000%, 8–1–38	1,400	1,578
		30,497
Colorado – 7.42%		
Church Ranch Metro Dist, Westminster, CO, General Oblig Ltd Tax Bonds, Ser 2003, 6.000%, 12–1–33	1,160	993
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	5,775	5,660
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12–1–38	1,200	1,313
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	2,700	3,138
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	4,000	4,596
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty Proj), Ser 2006A, 5.750%, 1–1–37	3,200	2,712
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty – Clermont Park Proj), Ser 2009A:		
8.250%, 1–1–24	875	928
9.000%, 1–1–34	750	803
Granby Ranch Metro Dist, Ltd Tax General Oblig Bonds, Ser 2006, 6.750%, 12–1–36	3,000	2,404
Lincoln Park Metro Dist, Douglas Cnty, CO, General Oblig Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	4,500	4,424
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax General Oblig Bonds, Ser 2007, 5.500%, 12–15–37	4,900	3,468
Pine Bluffs Metro Dist, Douglas Cnty CO, General Oblig Ltd Tax Bonds, Ser 2004, 7.250%, 12–1–24 (C)	3,325	2,353
Red Sky Ranch Metro Dist, Eagle Cnty, CO, General Oblig Bonds, Ser 2003, 6.050%, 12–1–33	1,245	1,061
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, General Oblig Ltd Tax Bonds, Ser 2006, 5.750%, 12–1–36	1,100	869
Tallgrass Metro Dist, Arapahoe Cnty, CO, General Oblig Ltd Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	1,500	1,166
Tallyn's Reach Metro Dist No. 3, Ltd Tax General Oblig Bonds, Ser 2004, 6.750%, 12–1–33	1,000	1,029
Valagua Metro Dist, Eagle Cnty, CO, General Oblig Ltd Tax Bonds, Ser 2008, 7.750%, 12–1–37	3,000	2,647
Wildgrass Metro Dist, Broomfield Cnty, CO, General Oblig Ltd Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	3,500	3,330
		42,894

Municipal High Income Fund *(in thousands)* MARCH 31, 2010 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Connecticut – 2.26%		
CT Dev Auth, Pollutn Ctl Rev Rfdg Bonds (The CT Light and Power Co Proj), Ser 1993B, 5.950%, 9–1–28	$2,500	$ 2,508
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	3,360	3,365
Harbor Point Infrastructure Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	7,000	7,202
		13,075
Florida – 1.55%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	2,250	2,258
6.750%, 11–1–39	2,250	2,256
FL Dev Fin Corp, Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10–1–38	2,000	1,894
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	2,300	2,526
		8,934
Georgia – 0.57%		
Dev Auth of Clayton Cnty, GA, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2009A, 8.750%, 6–1–29	1,000	1,054
Savannah Econ Dev Auth, First Mtg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2003A:		
7.400%, 1–1–24	660	648
7.400%, 1–1–34	1,725	1,585
		3,287
Guam – 0.50%		
Govt of GU, General Oblig Bonds, Ser 2009A, 7.000%, 11–15–39	2,700	2,897
Hawaii – 0.27%		
Dept of Budget and Fin of the State of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	400	440
9.000%, 11–15–44	1,000	1,097
		1,537
Illinois – 6.24%		
Belleville, IL, Tax Increment Rfdg Rev Bonds (Frank Scott Parkway Redev Proj), Ser 2007A:		
5.000%, 5–1–26	4,355	3,434
5.700%, 5–1–36	2,500	2,002
Fairview Heights, IL, Tax Increment Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	3,000	3,311
Illinois Finance Authority, Revenue Bonds (Rush University Medical Center Obligated Group), Series 2009A, 7.250%, 11–1–38	2,500	2,792
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	5,800	6,032
IL Fin Auth, Rev Bonds, (Rush Univ Med Ctrs Obligated Grp), Ser 2009C, 6.625%, 11–1–39	2,750	2,940

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
IL Hlth Fac Auth (Villa St. Benedict Proj), Ser 2003A–1, 6.900%, 11–15–33 (C)	$2,600	$ 780
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12–1–36	2,675	1,960
SW IL Dev Auth Local Govt Prog Rev Bonds (City of Collinsville Ltd Incremental Sales Tax Proj), Ser 2007, 5.350%, 3–1–31	1,250	953
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	6,000	6,068
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	2,150	2,243
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe) Tax Bonds, Ser 2009, 7.875%, 3–1–32	3,500	3,534
		36,049
Indiana – 1.54%		
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	2,000	2,041
Hendricks Cnty, IN Redev Dist, Tax Increment Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	1,500	1,501
IN Fin Auth, Edu Fac Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A, 9.000%, 7–1–39	1,400	1,641
Westfield Redev Dist, Tax Increment Rev Bonds of 2009, 6.500%, 2–1–30	2,000	2,020
Whiting IN, Redev Dist Tax Increment Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1–15–27	1,980	1,711
		8,914
Iowa – 2.20%		
Cedar Rapids, IA, First Mtg Rev Bonds (Cottage Grove Place Proj), Ser 1998-A, 5.875%, 7–1–28	5,000	3,479
Cedar Rapids, IA, First Mtg Adj Rev Bonds (Cottage Grove Place Proj), Ser 2004, 6.500%, 7–1–33	4,295	3,940
Coralville, IA (Coralville Marriott Hotel and Convention Ctr), Cert of Participation in Base Lease Payments, Ser 2006D, 5.250%, 6–1–26	1,200	1,225
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	4,500	4,074
		12,718
Kansas – 3.40%		
Arkansas City, KS Pub Bldg Commission, Rev Bonds (South Cent KS Regional Med Ctr), Ser 2009, 7.000%, 9–1–38	3,300	3,481
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2008A, 6.750%, 9–1–30	2,920	2,786
Lenexa, KS, Spl Oblig Tax Increment Rev Bonds (City Ctr East Proj I), Ser 2007, 6.000%, 4–1–27	4,920	4,172

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A,		
6.000%, 11–15–38	$3,750	$ 3,293
Olathe, KS, Spl Oblig Tax Increment Rev Bonds (West Vlg Ctr Proj), Ser 2007:		
5.450%, 9–1–22	1,655	1,083
5.500%, 9–1–26	1,000	655
Olathe, KS, Trans Dev Dist Sales Tax Rev Bonds (The Olathe Gateway TDD No. 1a Proj), Ser 2006:		
5.000%, 12–1–16	1,325	945
5.000%, 12–1–28	1,850	975
Cert of Participation in Rental Payments for Spring Hill Golf Corp, Ser 1998A:		
5.750%, 1–15–06 (C)	75	19
6.250%, 1–15–13 (C)	270	68
6.375%, 1–15–20 (C)	325	81
6.500%, 1–15–28 (C)	4,470	1,117
Wilson Cnty, KS, Hosp Rev Bonds, Ser 2006,		
6.200%, 9–1–26	1,000	947
		19,622
Kentucky – 0.43%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A,		
6.500%, 3–1–45	2,500	2,469
Louisiana – 1.01%		
LA Local Govt Environmental Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C,		
7.000%, 1–1–33	1,000	1,068
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A,		
6.500%, 1–1–40	4,600	4,773
		5,841
Maryland – 0.22%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B,		
5.750%, 6–1–35	1,250	1,272
Massachusetts – 1.26%		
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009A,		
7.875%, 6–1–44	1,100	1,134
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009C–2,		
6.250%, 6–1–14	2,800	2,807
MA Indl Fin Agy, Res Recovery Rev Rfdg Bonds (Ogden Haverhill Proj), Ser 1998A Bonds:		
5.500%, 12–1–13	1,000	993
5.600%, 12–1–19	2,500	2,334
		7,268
Michigan – 4.15%		
The Econ Dev Corp of Dearborn, MI, Ltd Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008,		
6.000%, 11–15–18	1,090	1,030
The Econ Dev Corp of Dearborn, MI, Ltd Oblig Rev and Rfdg Rev Bonds (Henry Ford Village, Inc. Proj), Ser 2008,		
7.000%, 11–15–38	2,250	2,021

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2001(C–1),		
7.000%, 7–1–27	$3,300	$ 3,839
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B),		
7.500%, 7–1–33	3,800	4,536
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	1,650	1,647
7.500%, 7–1–39	1,500	1,506
Garden City Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Garden City Hosp Obligated Group), Ser 2007A,		
4.875%, 8–15–27	500	365
Garden City Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Garden City Hosp Obligated Grp), Ser 1998A,		
5.750%, 9–1–17	1,500	1,430
MI Pub Edu Fac Auth, Ltd Oblig Rev Bonds (MI Technical Academy Proj), Ser 2006:		
6.375%, 2–1–26	1,000	859
6.500%, 2–1–36	1,000	825
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Obligated Group), Ser 2009V,		
8.250%, 9–1–39	5,000	5,925
		23,983
Minnesota – 0.57%		
Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Obligated Group Proj), Ser 2006,		
5.250%, 5–15–36	3,500	3,319
Missouri – 15.11%		
Arnold, MO, Real Ppty Tax Increments Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A,		
7.750%, 5–1–28	4,000	4,308
Arnold, MO, Sales Tax Increment Rev Bonds (Arnold Triangle Redev Proj), Ser 2009B,		
8.000%, 5–1–28	2,000	2,063
Ballwin, MO, Tax Increment Rfdg and Impvt Rev Bonds (Ballwin Town Ctr Redev Proj), Ser 2002A,		
6.250%, 10–1–17	2,200	2,108
Belton, MO, Tax Increment Rev Bonds (Belton Town Centre Proj), Ser 2004:		
6.000%, 3–1–19	2,610	2,501
6.250%, 3–1–24	1,000	942
The Indl Dev Auth of Branson, MO, Tax Increment Rev Bonds (Branson Shoppes Redev Proj), Ser 2006A,		
5.950%, 11–1–29	3,000	2,537
The Indl Dev Auth of Bridgeton, MO, Sales Tax Revenue Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A,		
5.875%, 11–1–35	2,500	1,844
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12–1–31	675	439
6.125%, 12–1–36	675	439
Chillicothe, MO, Tax Increment Rev Bonds (South U.S. 65 Proj), Ser 2006:		
5.625%, 4–1–24	860	758
5.625%, 4–1–27	1,500	1,289

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Crossings Cmnty Impvt Dist, Rev Bonds (Wildwood, MO), Ser 2006,		
5.000%, 3–1–26	$2,000	$ 1,789
Des Peres, MO, Tax Increment Rfdg Rev Bonds (West Cnty Ctr Proj), Ser 2002A,		
5.750%, 4–15–20	4,000	3,712
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007,		
5.750%, 3–1–27	1,740	1,536
The Indl Dev Auth of Grandview, MO, Tax Increment Rev Bonds (Grandview Crossing Proj 1), Ser 2006,		
5.750%, 12–1–28	1,000	400
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10–1–21	500	393
5.400%, 10–1–26	760	555
5.500%, 10–1–31	1,500	1,049
5.550%, 10–1–36	400	272
Jennings, MO, Tax Increment and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006,		
5.000%, 11–1–23	2,600	2,286
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	5,000	4,663
6.500%, 1–1–35	3,900	3,463
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004,		
5.900%, 3–1–24	2,500	2,511
The Indl Dev Auth of the City of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010C–2,		
7.000%, 11–15–15	2,500	2,510
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008,		
7.000%, 4–1–28	5,700	5,711
The Indl Dev Auth of Lee's Summit, MO, Infrastructure Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007,		
5.750%, 3–1–29	1,185	954
The Indl Dev Auth of Lee's Summit, MO, Sr Living Fac Rev Bonds (John Knox Village Obligated Grp), Ser 2007A,		
5.125%, 8–15–32	3,700	3,300
Liberty, MO, Tax Increment Rev Bonds (Liberty Triangle Proj), Ser 2004,		
5.750%, 9–1–24	650	571
M150 and 135th Street Trans Dev Dist, Trans Sales Tax Rev Bonds (State Line Station Proj-Kansas City), Ser 2004,		
6.000%, 10–1–34	2,700	2,536
Manchester, MO, Tax Increment and Trans Rfdg Rev Bonds (Highway 141/Manchester Road Proj), Ser 2010,		
6.875%, 11–1–39	6,000	5,905
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Independence, MO – Event Ctr Proj), Ser 2008D,		
5.750%, 4–1–33	750	789
MO Dev Fin Board, Infrastructure Fac Rev Bonds (St. Joseph, MO – Triumph Foods, LLC Proj), Ser 2004A,		
6.000%, 3–1–15	1,000	1,052

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Branson Landing Proj), Ser 2004A:		
5.500%, 12–1–24	$2,000	$ 2,026
5.625%, 12–1–28	1,000	1,007
MO Dev Fin Board, Infrastructure Fac Rev Bonds (Branson Landing Proj), Ser 2005A,		
6.000%, 6–1–20	1,000	1,070
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007,		
4.500%, 11–1–27	3,500	3,003
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007,		
6.850%, 4–1–29	3,000	2,851
Riverside, MO, L–385 Levee Redev Plan, Tax Increment Rev Bonds (L–385 Levee Proj), Ser 2004,		
5.250%, 5–1–20	2,000	2,011
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002,		
7.000%, 8–15–32	3,000	2,617
The Indl Dev Auth of St. Louis, MO, Tax Increment and Cmnty Impvt Dist Rfdg Rev Bonds (Loughborough Commons Redev Proj), Ser 2007,		
5.750%, 11–1–27	1,500	1,366
St. Louis Muni Fin Corp, Compound Interest Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A:		
0.000%, 7–15–36 (D)	1,500	301
0.000%, 7–15–37 (D)	2,500	465
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infrastructure Impvt Proj), Ser 2007,		
5.750%, 4–1–27	1,250	980
Univ Place Trans Dev Dist (St. Louis Cnty, MO), Sub Trans Sales Tax and Spl Assmt Rev Bonds, Ser 2009,		
7.500%, 4–1–32	4,000	4,477
		87,359
Nevada – 2.75%		
Clark Cnty, NV, Spl Impvt Dist No. 142 (Mountain's Edge), Local Impvt Bonds, Ser 2003:		
5.800%, 8–1–15	1,890	1,875
6.100%, 8–1–18	1,420	1,381
6.375%, 8–1–23	2,405	2,279
Las Vegas Redev Agy, NV, Tax Increment Rev Bonds, Ser 2009A,		
8.000%, 6–15–30	6,000	6,820
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008,		
8.000%, 12–1–38	3,000	3,513
		15,868
New Hampshire – 0.99%		
Business Fin Auth of the State of NH, Pollutn Ctl Rfdg Rev Bonds (The Utd Illuminating Co Proj), Ser1997A,		
7.125%, 7–1–27	5,000	5,396
Lisbon Regional Sch Dist, NH, General Oblig Cap Apprec Sch Bonds,		
0.000%, 2–1–13 (D)	320	313
		5,709

Municipal High Income Fund *(in thousands)* MARCH 31, 2010 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey – 2.47%		
NJ Econ Dev Auth, Econ Dev Bonds, Kapkowski Road Landfill Reclamation Impvt Dist Proj (Elizabeth, NJ), Ser 1998A, 5.500%, 4–1–12	$3,750	$ 3,846
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 6.250%, 9–15–19	5,500	5,189
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	2,500	2,838
Tob Settlement Fin Corp, Tob Settlement Asset-Bkd Bonds, Ser 2007–1A, 5.000%, 6–1–41	3,760	2,430
		14,303
New York – 3.74%		
Nassau Cnty Indl Dev Agy, Continuing Care Retirement Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A, 6.700%, 1–1–43	4,000	3,735
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005:		
7.500%, 8–1–16	2,500	2,532
7.750%, 8–1–31	3,500	3,544
Suffolk Cnty Indl Dev Agy, Assisted Living Fac Rev Bonds (Medford Hamlet Assisted Living Proj), Ser 2005, 6.375%, 1–1–39	2,000	1,558
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	2,200	2,227
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	4,700	4,725
Suffolk Cnty Indl Dev Agy, Continuing Care Ret Cmnty, Rev Bonds (Peconic Landing at Southold, Inc. Proj), Ser 2000A, 8.000%, 10–1–20	1,800	1,848
Yonkers Indl Dev Agy, Civic Fac Rev Bonds (St. John's Riverside Hosp Proj), Ser 2001B, 7.125%, 7–1–31	1,455	1,423
		21,592
North Carolina – 0.26%		
NC Med Care Commission, Hlth Care Fac First Mtg Rev Bonds (Pennybyrn at Maryfield Proj), Ser 2005A, 5.650%, 10–1–25	2,000	1,531
Ohio – 2.88%		
Buckeye Tob Settlement Fin Auth, Tob Settlement Asset-Bkd Bonds, Ser 2007A–2, 5.750%, 6–1–34	2,000	1,548
Buckeye Tob Settlement Fin Auth, Tob Settlement Asset-Bkd Bonds, Ser 2007, 6.500%, 6–1–47	4,850	3,795
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	3,500	3,960
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Power Co Proj), Ser 2008A, 7.125%, 6–1–41	2,000	2,016

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio (Continued)		
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	$1,600	$ 1,664
Toledo Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C, 6.375%, 11–15–32	3,875	3,652
		16,635
Oklahoma – 1.19%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005A, 6.125%, 11–15–25	2,000	1,837
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005, 6.000%, 11–15–38	3,050	2,551
OK Dev Fin Auth, Solid Waste Disp Rev Bonds (Waste Mgmt of OK, Inc. Proj), Ser 2004A, 7.000%, 12–1–21	2,400	2,486
		6,874
Oregon – 1.03%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hltcare Cmnty, Inc.) Ser 2008, 8.250%, 1–1–38	5,000	5,947
Pennsylvania – 1.15%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	3,000	3,374
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7–1–12	1,850	1,506
7.350%, 7–1–22	3,400	1,749
		6,629
Puerto Rico – 1.20%		
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.250%, 7–1–40 (B)	2,000	1,976
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	4,500	4,977
		6,953
Rhode Island – 0.23%		
RI Hlth and Edu Bldg Corp, Hosp Fin Rev Bonds, St. Joseph Hlth Svcs of RI Issue, Ser 1999, 5.750%, 10–1–14	1,400	1,343
South Carolina – 1.04%		
SC Jobs – Econ Dev Auth, Rev Bonds (The Woodlandsat Furman Proj), Ser 2007A:		
6.000%, 11–15–37	1,000	705
6.000%, 11–15–42	2,500	1,729
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A, 6.500%, 4–1–42	3,445	3,560
		5,994
Tennessee – 0.93%		
Upper Cumberland Gas Util Dist (Cumberland Cnty, TN) Gas Sys Rev Rfdg Bonds, Ser 2005:		
6.800%, 5–1–19	1,900	1,835
6.900%, 5–1–29	3,750	3,516
		5,351

Municipal High Income Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Texas – 12.38%		
Alliance Arpt Auth, Inc., Spl Fac Rev Bonds (American Airlines, Inc. Proj), Ser 1991, 7.000%, 12–1–11	$4,900	$ 4,775
Alliance Arpt Auth, Inc., Spl Fac Rev Rfdg Bonds (American Airlines, Inc. Proj), Ser 2007, 5.250%, 12–1–29	2,750	1,843
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	1,750	1,770
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	3,500	4,404
Cent TX Regional Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (D)	2,000	291
0.000%, 1–1–40 (D)	1,500	160
Hackberry, TX, Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A, 9.000%, 9–1–38	4,000	4,127
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	4,500	4,546
Harris Cnty Hlth Fac Dev Corp, Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.250%, 12–1–35	2,000	2,256
HFDC of Cent TX, Inc., Ret Fac Rev Bonds (The Vlg at Gleannloch Farms, Inc. Proj), Ser 2006A:		
5.250%, 2–15–12	600	596
5.250%, 2–15–13	600	591
5.250%, 2–15–14	700	680
5.250%, 2–15–15	700	668
5.500%, 2–15–27	1,500	1,206
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–38	1,600	1,469
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	5,500	6,536
KIPP, Inc., Edu Rev Bonds (La Vernia Higher Edu Fin Corp), Ser 2009A, 6.375%, 8–15–44	2,000	2,067
Lubbock Hlth Fac Dev Corp, First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A, 6.625%, 7–1–36	5,000	4,392
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	4,500	4,453
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Schs), Ser 2009A:		
6.250%, 8–15–29	900	918
6.500%, 8–15–39	1,800	1,842
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A:		
6.000%, 11–15–26	500	458
6.000%, 11–15–36	6,515	5,790
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	5,000	4,575
Texas (Continued)		
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.125%, 11–15–39	$ 750	$ 740
8.250%, 11–15–44	3,750	3,712
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6–1–29	500	542
7.750%, 6–1–39	1,200	1,327
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	4,700	4,897
		71,631
Utah – 0.71%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A:		
5.300%, 6–1–28	2,000	2,053
5.500%, 6–1–37	2,000	2,022
		4,075
Virginia – 3.58%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
5.400%, 7–1–27	2,500	1,500
5.500%, 7–1–37	3,800	2,239
Indl Dev Auth of Lexington, VA, Hosp Fac Rev Bonds (Stonewall Jackson Hosp), Ser 2000:		
7.000%, 7–1–25	500	503
7.000%, 7–1–30	700	702
Marquis Cmnty Dev Auth, Rev Bonds, Ser 2007, 5.625%, 9–1–18	4,000	3,349
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc. – Harbor's Edge Proj), Ser 2004A:		
6.000%, 1–1–25	1,000	925
6.125%, 1–1–35	3,640	3,183
Norfolk Redev and Hsng Auth, Multifamily Rental Hsng Fac Rev Bonds (1016 Ltd Partnship – Sussex Apartments Proj), Ser 1996, 8.000%, 9–1–26	2,500	2,500
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	5,000	5,801
		20,702
Washington – 1.69%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	2,250	2,304
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp) Hosp Rev Bonds, Ser 2007, 5.750%, 12–1–28	1,510	1,501
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	4,100	4,547
WA Hlth Care Fac Auth, Rev Bonds (VA Mason Med Ctrs), Ser 2007C, 5.500%, 8–15–36	1,500	1,434
		9,786

MUNICIPAL BONDS (Continued)	Principal	Value
Wisconsin – 1.15%		
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Communities, Inc.), Ser 2009:		
7.250%, 9–15–29	$ 800	$ 826
7.625%, 9–15–39	800	838
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35 (B)	1,000	995
6.125%, 6–1–39 (B)	1,000	982
WI Hlth and Edu Fac Auth, Rev Bonds (Beaver Dam Cmnty Hosp, Inc. Proj), Ser 2004A:		
6.500%, 8–15–24	1,000	1,000
6.500%, 8–15–26	2,000	1,977
		6,618
Wyoming – 0.72%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A,		
5.500%, 1–1–38	4,000	4,189
TOTAL MUNICIPAL BONDS – 96.97%		**$560,408**
(Cost: $565,631)		
SHORT-TERM SECURITIES		
Commercial Paper (E) – 0.97%		
Sonoco Products Co.,		
0.000%, 4–1–10	5,597	5,597
Master Note – 0.28%		
Toyota Motor Credit Corporation,		
0.134%, 4–1–10 (F)	1,613	1,613
Municipal Obligations – 1.32%		
Exempla General Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02–01, Spl Assessment Rev Rfdg and Impvt Bonds, Ser 2002 (Wells Fargo Bank, N.A.),		
0.280%, 4–1–10 (F)	850	850
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (Bank of New York Mellon Trust Company, N.A. (The)),		
0.400%, 4–1–10 (F)	4,800	4,800
NY State Hsng Fin Agy, Archstone Westbury Hsng Rev Bonds, Ser A (Bank of America, N.A.),		
0.300%, 4–1–10 (F)	2,000	2,000
		7,650
TOTAL SHORT-TERM SECURITIES – 2.57%		**$ 14,860**
(Cost: $14,860)		
TOTAL INVESTMENT SECURITIES – 99.54%		**$575,268**
(Cost: $580,491)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.46%		2,660
NET ASSETS – 100.00%		**$577,928**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010.

(B) Purchased on a when-issued basis with settlement subsequent to March 31, 2010.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Zero coupon bond.

(E) Rate shown is the yield to maturity at March 31, 2010.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2010. Date shown represents the date that the variable rate resets.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at market value+	$1,110,166	$1,158,463	$738,824	$428,311	$1,290,324	$674,263	$575,268
Investments at Market Value	1,110,166	1,158,463	738,824	428,311	1,290,324	674,263	575,268
Cash	—	1,729	—	—	1,936	—	—
Restricted cash	—	—	6,235	—	—	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	120	—	268	—	—
Investment securities sold receivable	536	—	1,218	224	42,770	—	568
Dividends and interest receivable	9,349	4,992	11,522	2,369	27,005	9,271	10,236
Capital shares sold receivable	1,751	17,288	1,318	697	1,831	1,511	2,354
Receivable from affiliates	—	327	—	—	—	—	—
Prepaid and other assets	80	89	57	49	107	67	190
Total Assets	1,121,882	1,182,888	759,294	431,650	1,364,241	685,112	588,616
LIABILITIES							
Investment securities purchased payable	10,000	—	14,112	5,360	59,358	11,219	9,303
Unrealized depreciation on forward foreign currency contracts	—	—	1,747	—	—	—	—
Capital shares redeemed payable	1,695	19,986	908	949	2,187	839	935
Distributions payable	—	75	—	106	815	—	266
Trustees and Chief Compliance Officer fees payable	98	123	41	37	106	77	53
Overdraft due to custodian	30	—	4	38	—	6	19
Distribution and service fees payable	8	1	6	3	9	5	4
Shareholder servicing payable	254	361	194	99	268	62	57
Investment management fee payable	14	13	12	6	21	9	8
Accounting services fee payable	23	21	15	11	24	14	13
Other liabilities	39	54	160	22	277	22	30
Total Liabilities	12,161	20,634	17,199	6,631	63,065	12,253	10,688
Total Net Assets	$1,109,721	$1,162,254	$742,095	$425,019	$1,301,176	$672,859	$577,928
NET ASSETS							
Capital paid in (shares authorized - unlimited)	$1,110,702	$1,162,224	$739,664	$413,974	$1,438,408	$646,560	$624,884
Undistributed (distributions in excess of) net investment income	(7,586)	—	2,068	(78)	2	1,014	1,280
Accumulated net realized gain (loss)	(6,699)	30	(18,478)	112	(202,743)	(9,879)	(43,013)
Net unrealized appreciation (depreciation)	13,304	—	18,841	11,011	65,509	35,164	(5,223)
Total Net Assets	$1,109,721	$1,162,254	$742,095	$425,019	$1,301,176	$672,859	$577,928
CAPITAL SHARES OUTSTANDING:							
Class A	171,209	1,141,191	173,831	63,728	169,913	92,084	118,905
Class B	3,684	9,823	3,634	1,775	3,415	329	760
Class C	2,854	11,211	4,512	2,188	4,183	1,542	3,763
Class Y	3,059	N/A	4,590	7,419	13,673	N/A	N/A
NET ASSET VALUE PER SHARE:							
Class A	$6.14	$1.00	$3.98	$5.66	$6.81	$7.16	$4.68
Class B	6.14	1.00	3.96	5.66	6.81	7.15	4.68
Class C	6.14	1.00	3.96	5.66	6.81	7.15	4.68
Class Y	6.15	N/A	3.99	5.66	6.81	N/A	N/A
+COST							
Investments in unaffiliated securities at cost	$1,096,862	$1,158,463	$718,369	$417,300	$1,225,078	$639,098	$580,491

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Interest and amortization from unaffiliated securities	$17,740	$5,560	$19,156	$ 8,858	$56,988	$ 16,142	$18,204
Foreign interest withholding tax	—	—	(17)	—	—	—	—
Total Investment Income	17,740	5,560	19,139	8,858	56,988	16,142	18,204
EXPENSES							
Investment management fee	2,515	2,418	2,161	1,071	3,717	1,668	1,421
Distribution and service fees:							
Class A	1,254	—	813	455	1,376	787	656
Class B	120	59	71	56	118	13	18
Class C	87	64	84	63	137	49	78
Shareholder servicing:							
Class A	1,144	1,666	891	421	1,171	260	233
Class B	60	14	34	23	60	4	4
Class C	30	12	29	17	38	9	16
Class Y	14	N/A	15	31	66	N/A	N/A
Registration fees	63	64	58	46	69	50	52
Custodian fees	21	25	36	10	27	12	11
Trustees and Chief Compliance Officer fees	53	66	31	21	62	37	29
Accounting services fee	133	128	87	66	130	82	73
Legal fees	24	28	15	10	29	13	14
Audit fees	23	8	29	10	28	25	28
Other	73	263	54	41	61	37	17
Total Expenses	5,614	4,815	4,408	2,341	7,089	3,046	2,650
Less:							
Expenses in excess of limit	(65)	(327)	(87)	(118)	(125)	(141)	(108)
Total Net Expenses	5,549	4,488	4,321	2,223	6,964	2,905	2,542
Net Investment Income	12,191	1,072	14,818	6,635	50,024	13,237	15,662
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	3,660	239	6,864	3,088	24,786	1,464	(1,560)
Forward foreign currency contracts	—	—	(6,354)	—	—	—	—
Foreign currency exchange transactions	—	—	(6,415)	—	2	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	5,265	—	15,122	(4,467)	20,917	(10,564)	(797)
Forward foreign currency contracts	—	—	7,575	—	268	—	—
Foreign currency exchange transactions	—	—	(44)	—	(5)	—	—
Net Realized and Unrealized Gain (Loss)	8,925	239	16,748	(1,379)	45,968	(9,100)	(2,357)
Net Increase in Net Assets Resulting from Operations	$21,116	$1,311	$31,566	$ 5,256	$95,992	$ 4,137	$13,305

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund		Cash Management		Global Bond Fund	
	Six months ended 3-31-10 (Unaudited)	Fiscal year ended 9-30-09	Six months ended 3-31-10 (Unaudited)	Fiscal year ended 9-30-09	Six months ended 3-31-10 (Unaudited)	Fiscal year ended 9-30-09
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 12,191	$ 35,034	$ 1,072	$ 16,735	$ 14,818	$ 25,047
Net realized gain (loss) on investments	3,660	(2,193)	239	252	(5,905)	5,163
Net change in unrealized appreciation	5,265	46,285	—	—	22,653	24,159
Net Increase in Net Assets Resulting from Operations	21,116	79,126	1,311	16,987	31,566	54,369
Distributions to Shareholders From:						
Net investment income:						
Class A	(19,107)	(35,745)	(1,060)	(16,579)	(3,592)	(29,800)
Class B	(343)	(862)	(6)	(81)	(70)	(673)
Class C	(257)	(536)	(6)	(75)	(79)	(693)
Class Y	(381)	(674)	N/A	N/A	(120)	(1,259)
Net realized gains:						
Class A	—	—	(419)	(41)	—	—
Class B	—	—	(4)	(1)	—	—
Class C	—	—	(5)	—*	—	—
Class Y	—	—	N/A	N/A	—	—
Total Distributions to Shareholders	(20,088)	(37,817)	(1,500)	(16,777)	(3,861)	(32,425)
Capital Share Transactions	92,155	83,495	(101,324)	(39,798)	52,128	58,732
Net Increase (Decrease) in Net Assets	93,183	124,804	(101,513)	(39,588)	79,833	80,676
Net Assets, Beginning of Period	1,016,538	891,734	1,263,767	1,303,355	662,262	581,586
Net Assets, End of Period	$1,109,721	$1,016,538	$1,162,254	$1,263,767	$742,095	$662,262
Undistributed (distributions in excess of) net investment income	$ (7,586)	$ 311	$ —	$ —	$ 2,068	$ (2,474)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Government Securities Fund		High Income Fund	
	Six months ended 3-31-10 (Unaudited)	Fiscal year ended 9-30-09	Six months ended 3-31-10 (Unaudited)	Fiscal year ended 9-30-09
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 6,635	$ 14,716	$ 50,024	$ 80,788
Net realized gain (loss) on investments	3,088	(1,844)	24,788	(74,147)
Net change in unrealized appreciation (depreciation)	(4,467)	14,182	21,180	150,709
Net Increase in Net Assets Resulting from Operations	5,256	27,054	95,992	157,350
Distributions to Shareholders From:				
Net investment income:				
Class A	(5,725)	(13,244)	(44,524)	(73,094)
Class B	(124)	(360)	(829)	(1,614)
Class C	(147)	(377)	(1,000)	(1,396)
Class Y	(717)	(635)	(3,670)	(4,921)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	(6,713)	(14,616)	(50,023)	(81,025)
Capital Share Transactions	(14,304)	55,496	54,095	225,110
Net Increase (Decrease) in Net Assets	(15,761)	67,934	100,064	301,435
Net Assets, Beginning of Period	440,780	372,846	1,201,112	899,677
Net Assets, End of Period	$425,019	$440,780	$1,301,176	$1,201,112
Undistributed (distributions in excess of) net investment income	$ (78)	$ —	$ 2	$ —

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Municipal Bond Fund		Municipal High Income Fund	
	Six months ended 3-31-10 (Unaudited)	Fiscal year ended 9-30-09	Six months ended 3-31-10 (Unaudited)	Fiscal year ended 9-30-09
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 13,237	$ 23,495	$ 15,662	$ 27,041
Net realized gain (loss) on investments	1,464	1,854	(1,560)	(16,772)
Net change in unrealized appreciation (depreciation)	(10,564)	51,667	(797)	43,752
Net Increase in Net Assets Resulting from Operations	4,137	77,016	13,305	54,021
Distributions to Shareholders From:				
Net investment income:				
Class A	(13,548)	(22,572)	(14,769)	(25,486)
Class B	(42)	(90)	(86)	(206)
Class C	(168)	(223)	(375)	(607)
Class Y	N/A	(1)	N/A	(5)
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	N/A	—	N/A	—
Total Distributions to Shareholders	(13,758)	(22,886)	(15,230)	(26,304)
Capital Share Transactions	52,901	65,517	46,435	42,463
Net Increase in Net Assets	43,280	119,647	44,510	70,180
Net Assets, Beginning of Period	629,579	509,932	533,418	463,238
Net Assets, End of Period	$672,859	$629,579	$577,928	$533,418
Undistributed net investment income	$ 1,014	$ 1,534	$ 1,280	$ 848

See Accompanying Notes to Financial Statements.

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Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2010 (unaudited)	$6.13	$0.07[2]	$ 0.06[2]	$ 0.13	$(0.12)	$ —	$(0.12)
Fiscal year ended 9-30-2009	5.87	0.23[2]	0.28[2]	0.51	(0.25)	—	(0.25)
Fiscal year ended 9-30-2008	6.11	0.25	(0.23)	0.02	(0.26)	—	(0.26)
Fiscal year ended 9-30-2007	6.11	0.27	0.00	0.27	(0.27)	—	(0.27)
Fiscal year ended 9-30-2006	6.27	0.26	(0.08)	0.18	(0.27)	(0.07)	(0.34)
Fiscal year ended 9-30-2005	6.50	0.27	(0.12)	0.15	(0.28)	(0.10)	(0.38)
Class B Shares							
Six-month period ended 3-31-2010 (unaudited)	6.13	0.05[2]	0.05[2]	0.10	(0.09)	—	(0.09)
Fiscal year ended 9-30-2009	5.87	0.17[2]	0.28[2]	0.45	(0.19)	—	(0.19)
Fiscal year ended 9-30-2008	6.11	0.19	(0.23)	(0.04)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	6.11	0.21	0.00	0.21	(0.21)	—	(0.21)
Fiscal year ended 9-30-2006	6.26	0.20	(0.07)	0.13	(0.21)	(0.07)	(0.28)
Fiscal year ended 9-30-2005	6.50	0.21	(0.13)	0.08	(0.22)	(0.10)	(0.32)
Class C Shares							
Six-month period ended 3-31-2010 (unaudited)	6.13	0.04[2]	0.06[2]	0.10	(0.09)	—	(0.09)
Fiscal year ended 9-30-2009	5.87	0.18[2]	0.28[2]	0.46	(0.20)	—	(0.20)
Fiscal year ended 9-30-2008	6.11	0.20	(0.24)	(0.04)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	6.11	0.21	0.00	0.21	(0.21)	—	(0.21)
Fiscal year ended 9-30-2006	6.26	0.20	(0.07)	0.13	(0.21)	(0.07)	(0.28)
Fiscal year ended 9-30-2005	6.50	0.21	(0.13)	0.08	(0.22)	(0.10)	(0.32)
Class Y Shares							
Six-month period ended 3-31-2010 (unaudited)	6.13	0.09[2]	0.06[2]	0.15	(0.13)	—	(0.13)
Fiscal year ended 9-30-2009	5.88	0.26[2]	0.26[2]	0.52	(0.27)	—	(0.27)
Fiscal year ended 9-30-2008	6.11	0.27	(0.22)	0.05	(0.28)	—	(0.28)
Fiscal year ended 9-30-2007	6.11	0.29	0.00	0.29	(0.29)	—	(0.29)
Fiscal year ended 9-30-2006	6.27	0.28	(0.08)	0.20	(0.29)	(0.07)	(0.36)
Fiscal year ended 9-30-2005	6.50	0.29	(0.12)	0.17	(0.30)	(0.10)	(0.40)

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2010 (unaudited)	$6.14	2.09%[3]	$1,052	1.01%[4]	2.32%[4]	1.02%[4]	2.31%[4]	13%
Fiscal year ended 9-30-2009	6.13	8.88[3]	956	1.02	3.85	1.07	3.80	30
Fiscal year ended 9-30-2008	5.87	0.21[3]	819	1.03	4.15	1.03	4.15	37
Fiscal year ended 9-30-2007	6.11	4.51[3]	649	1.07	4.43	1.10	4.40	32
Fiscal year ended 9-30-2006	6.11	3.02[3]	587	1.09	4.28	—	—	53
Fiscal year ended 9-30-2005	6.27	2.30[3]	605	1.09	4.12	—	—	34
Class B Shares								
Six-month period ended 3-31-2010 (unaudited)	6.14	1.60	23	2.05[4]	1.42[4]	—	—	13
Fiscal year ended 9-30-2009	6.13	7.79	25	2.04	2.90	2.08	2.86	30
Fiscal year ended 9-30-2008	5.87	-0.78	30	2.04	3.15	2.04	3.15	37
Fiscal year ended 9-30-2007	6.11	3.53	32	2.03	3.47	2.06	3.44	32
Fiscal year ended 9-30-2006	6.11	2.18	35	2.06	3.31	—	—	53
Fiscal year ended 9-30-2005	6.26	1.17	42	2.02	3.20	—	—	34
Class C Shares								
Six-month period ended 3-31-2010 (unaudited)	6.14	1.66	18	1.89[4]	1.49[4]	—	—	13
Fiscal year ended 9-30-2009	6.13	7.96	17	1.90	2.99	1.94	2.95	30
Fiscal year ended 9-30-2008	5.87	-0.68	16	1.92	3.26	1.92	3.26	37
Fiscal year ended 9-30-2007	6.11	3.58	12	1.97	3.53	2.00	3.50	32
Fiscal year ended 9-30-2006	6.11	2.26	13	2.02	3.36	—	—	53
Fiscal year ended 9-30-2005	6.26	1.17	13	2.01	3.20	—	—	34
Class Y Shares								
Six-month period ended 3-31-2010 (unaudited)	6.15	2.41	19	0.69[4]	2.68[4]	—	—	13
Fiscal year ended 9-30-2009	6.13	9.06	19	0.69	4.18	0.73	4.14	30
Fiscal year ended 9-30-2008	5.88	0.72	27	0.70	4.49	0.70	4.49	37
Fiscal year ended 9-30-2007	6.11	4.87	28	0.71	4.78	0.74	4.75	32
Fiscal year ended 9-30-2006	6.11	3.39	17	0.73	4.65	—	—	53
Fiscal year ended 9-30-2005	6.27	2.67	15	0.72	4.49	—	—	34

See Accompanying Notes to Financial Statements.

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2010 (unaudited)	$1.00	$0.00[2]	$ 0.00[2]	$ 0.00	$ —*	$ —*	$ —*
Fiscal year ended 9-30-2009	1.00	0.01[2]	0.00[2]	0.01	(0.01)	—*	(0.01)
Fiscal year ended 9-30-2008	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2007	1.00	0.05	0.00	0.05	(0.05)	—	(0.05)
Fiscal year ended 9-30-2006	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2005	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Class B Shares[4]							
Six-month period ended 3-31-2010 (unaudited)	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2009	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Fiscal year ended 9-30-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2006	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2005	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Class C Shares[4]							
Six-month period ended 3-31-2010 (unaudited)	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2009	1.00	0.00[2]	0.00[2]	0.00	—*	—*	—*
Fiscal year ended 9-30-2008	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Fiscal year ended 9-30-2007	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Fiscal year ended 9-30-2006	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Fiscal year ended 9-30-2005	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)

*Not shown due to rounding.

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Annualized.

(4)Class B and Class C are not available for direct investments.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[1]
Class A Shares							
Six-month period ended 3-31-2010 (unaudited)	$1.00	0.13%	$ 1,141	0.74%[3]	0.18%[3]	0.78%[3]	0.14%[3]
Fiscal year ended 9-30-2009	1.00	1.16	1,234	0.73	1.16	—	—
Fiscal year ended 9-30-2008	1.00	3.00	1,275	0.73	2.87	—	—
Fiscal year ended 9-30-2007	1.00	4.68	1,032	0.78	4.59	—	—
Fiscal year ended 9-30-2006	1.00	3.86	802	0.88	3.85	—	—
Fiscal year ended 9-30-2005	1.00	1.81	625	0.92	1.80	—	—
Class B Shares[4]							
Six-month period ended 3-31-2010 (unaudited)	1.00	0.08	10	0.83[3]	0.10[3]	1.72[3]	-0.79[3]
Fiscal year ended 9-30-2009	1.00	0.38	14	1.53	0.39	1.68	0.24
Fiscal year ended 9-30-2008	1.00	2.00	14	1.70	1.87	—	—
Fiscal year ended 9-30-2007	1.00	3.64	10	1.79	3.58	—	—
Fiscal year ended 9-30-2006	1.00	2.73	11	1.98	2.77	—	—
Fiscal year ended 9-30-2005	1.00	0.79	7	1.93	0.74	1.99	0.67
Class C Shares[4]							
Six-month period ended 3-31-2010 (unaudited)	1.00	0.08	11	0.83[3]	0.10[3]	1.66[3]	-0.73[3]
Fiscal year ended 9-30-2009	1.00	0.40	15	1.49	0.41	1.64	0.26
Fiscal year ended 9-30-2008	1.00	2.06	14	1.65	1.90	—	—
Fiscal year ended 9-30-2007	1.00	3.71	8	1.73	3.64	—	—
Fiscal year ended 9-30-2006	1.00	2.75	8	1.94	2.83	—	—
Fiscal year ended 9-30-2005	1.00	0.75	5	1.96	0.70	2.01	0.65

See Accompanying Notes to Financial Statements.

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2010 (unaudited)	$3.82	$0.08[2]	$ 0.10[2]	$ 0.18	$(0.02)	$ —	$(0.02)
Fiscal year ended 9-30-2009	3.70	0.17[2]	0.17[2]	0.34	(0.22)	—	(0.22)
Fiscal year ended 9-30-2008	3.85	0.15	(0.13)	0.02	(0.17)	—	(0.17)
Fiscal year ended 9-30-2007	3.65	0.15	0.19	0.34	(0.14)	—	(0.14)
Fiscal year ended 9-30-2006	3.65	0.14	(0.01)	0.13	(0.13)	—	(0.13)
Fiscal year ended 9-30-2005	3.58	0.13	0.07	0.20	(0.13)	—	(0.13)
Class B Shares							
Six-month period ended							
3-31-2010 (unaudited)	3.82	0.07[2]	0.09[2]	0.16	(0.02)	—	(0.02)
Fiscal year ended 9-30-2009	3.69	0.13[2]	0.18[2]	0.31	(0.18)	—	(0.18)
Fiscal year ended 9-30-2008	3.84	0.12	(0.13)	(0.01)	(0.14)	—	(0.14)
Fiscal year ended 9-30-2007	3.65	0.11	0.18	0.29	(0.10)	—	(0.10)
Fiscal year ended 9-30-2006	3.65	0.11	(0.02)	0.09	(0.09)	—	(0.09)
Fiscal year ended 9-30-2005	3.58	0.09	0.08	0.17	(0.10)	—	(0.10)
Class C Shares							
Six-month period ended							
3-31-2010 (unaudited)	3.82	0.07[2]	0.09[2]	0.16	(0.02)	—	(0.02)
Fiscal year ended 9-30-2009	3.70	0.14[2]	0.17[2]	0.31	(0.19)	—	(0.19)
Fiscal year ended 9-30-2008	3.84	0.12	(0.12)	0.00	(0.14)	—	(0.14)
Fiscal year ended 9-30-2007	3.65	0.12	0.18	0.30	(0.11)	—	(0.11)
Fiscal year ended 9-30-2006	3.65	0.11	(0.02)	0.09	(0.09)	—	(0.09)
Fiscal year ended 9-30-2005	3.58	0.09	0.08	0.17	(0.10)	—	(0.10)
Class Y Shares							
Six-month period ended							
3-31-2010 (unaudited)	3.83	0.09[2]	0.09[2]	0.18	(0.02)	—	(0.02)
Fiscal year ended 9-30-2009	3.70	0.18[2]	0.18[2]	0.36	(0.23)	—	(0.23)
Fiscal year ended 9-30-2008	3.85	0.17	(0.13)	0.04	(0.19)	—	(0.19)
Fiscal year ended 9-30-2007	3.65	0.17	0.19	0.36	(0.16)	—	(0.16)
Fiscal year ended 9-30-2006	3.65	0.16	(0.02)	0.14	(0.14)	—	(0.14)
Fiscal year ended 9-30-2005	3.58	0.14	0.07	0.21	(0.14)	—	(0.14)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2010 (unaudited)	$3.98	4.78%[3]	$692	1.21%[4]	4.26%[4]	1.23%[4]	4.24%[4]	11%
Fiscal year ended 9-30-2009	3.82	9.77[3]	611	1.26	4.50	1.29	4.47	45
Fiscal year ended 9-30-2008	3.70	0.52[3]	525	1.20	3.96	1.23	3.93	41
Fiscal year ended 9-30-2007	3.85	9.55[3]	306	1.29	4.18	1.32	4.15	40
Fiscal year ended 9-30-2006	3.65	3.49[3]	254	1.31	3.94	—	—	60
Fiscal year ended 9-30-2005	3.65	5.69[3]	228	1.28	3.56	—	—	30
Class B Shares								
Six-month period ended 3-31-2010 (unaudited)	3.96	4.17	14	2.16[4]	3.31[4]	2.18[4]	3.29[4]	11
Fiscal year ended 9-30-2009	3.82	9.03	14	2.25	3.51	2.28	3.48	45
Fiscal year ended 9-30-2008	3.69	-0.36	18	2.07	3.09	2.10	3.06	41
Fiscal year ended 9-30-2007	3.84	8.12	11	2.34	3.13	2.37	3.10	40
Fiscal year ended 9-30-2006	3.65	2.50	10	2.30	2.92	—	—	60
Fiscal year ended 9-30-2005	3.65	4.67	9	2.28	2.57	—	—	30
Class C Shares								
Six-month period ended 3-31-2010 (unaudited)	3.96	4.17	18	2.03[4]	3.43[4]	2.05[4]	3.41[4]	11
Fiscal year ended 9-30-2009	3.82	8.88	15	2.10	3.67	2.13	3.64	45
Fiscal year ended 9-30-2008	3.70	-0.06	15	2.02	3.15	2.05	3.12	41
Fiscal year ended 9-30-2007	3.84	8.24	7	2.23	3.24	2.26	3.21	40
Fiscal year ended 9-30-2006	3.65	2.53	6	2.24	3.06	—	—	60
Fiscal year ended 9-30-2005	3.65	4.70	5	2.21	2.64	—	—	30
Class Y Shares								
Six-month period ended 3-31-2010 (unaudited)	3.99	4.80	18	0.83[4]	4.65[4]	0.85[4]	4.63[4]	11
Fiscal year ended 9-30-2009	3.83	10.51	21	0.84	4.92	0.87	4.89	45
Fiscal year ended 9-30-2008	3.70	0.88	24	0.83	4.33	0.86	4.30	41
Fiscal year ended 9-30-2007	3.85	10.03	23	0.86	4.61	0.89	4.58	40
Fiscal year ended 9-30-2006	3.65	3.91	20	0.89	4.36	—	—	60
Fiscal year ended 9-30-2005	3.65	6.10	16	0.89	3.95	—	—	30

See Accompanying Notes to Financial Statements.

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2010 (unaudited)	$5.68	$0.09(2)	$(0.02)(2)	$0.07	$(0.09)	$ —	$(0.09)
Fiscal year ended 9-30-2009	5.52	0.17(2)	0.16(2)	0.33	(0.17)	—	(0.17)
Fiscal year ended 9-30-2008	5.42	0.20	0.10	0.30	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.42	0.23	0.00	0.23	(0.23)	—	(0.23)
Fiscal year ended 9-30-2006	5.51	0.22	(0.09)	0.13	(0.22)	—*	(0.22)
Fiscal year ended 9-30-2005	5.62	0.21	(0.07)	0.14	(0.21)	(0.04)	(0.25)
Class B Shares							
Six-month period ended 3-31-2010 (unaudited)	5.68	0.06(2)	(0.02)(2)	0.04	(0.06)	—	(0.06)
Fiscal year ended 9-30-2009	5.52	0.12(2)	0.16(2)	0.28	(0.12)	—	(0.12)
Fiscal year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Fiscal year ended 9-30-2007	5.42	0.18	0.00	0.18	(0.18)	—	(0.18)
Fiscal year ended 9-30-2006	5.51	0.17	(0.09)	0.08	(0.17)	—*	(0.17)
Fiscal year ended 9-30-2005	5.62	0.16	(0.07)	0.09	(0.16)	(0.04)	(0.20)
Class C Shares							
Six-month period ended 3-31-2010 (unaudited)	5.68	0.07(2)	(0.02)(2)	0.05	(0.07)	—	(0.07)
Fiscal year ended 9-30-2009	5.52	0.12(2)	0.16(2)	0.28	(0.12)	—	(0.12)
Fiscal year ended 9-30-2008	5.42	0.15	0.10	0.25	(0.15)	—	(0.15)
Fiscal year ended 9-30-2007	5.42	0.18	0.00	0.18	(0.18)	—	(0.18)
Fiscal year ended 9-30-2006	5.51	0.18	(0.09)	0.09	(0.18)	—*	(0.18)
Fiscal year ended 9-30-2005	5.62	0.16	(0.07)	0.09	(0.16)	(0.04)	(0.20)
Class Y Shares							
Six-month period ended 3-31-2010 (unaudited)	5.68	0.10(2)	(0.02)(2)	0.08	(0.10)	—	(0.10)
Fiscal year ended 9-30-2009	5.52	0.19(2)	0.16(2)	0.35	(0.19)	—	(0.19)
Fiscal year ended 9-30-2008	5.42	0.22	0.10	0.32	(0.22)	—	(0.22)
Fiscal year ended 9-30-2007	5.42	0.25	0.00	0.25	(0.25)	—	(0.25)
Fiscal year ended 9-30-2006	5.51	0.24	(0.09)	0.15	(0.24)	—*	(0.24)
Fiscal year ended 9-30-2005	5.62	0.23	(0.07)	0.16	(0.23)	(0.04)	(0.27)

**Not shown due to rounding.*

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2010 (unaudited)	$5.66	1.23%[3]	$361	1.02%[4]	3.11%[4]	1.08%[4]	3.05%[4]	27%
Fiscal year ended 9-30-2009	5.68	6.05[3]	375	1.01	3.04	1.06	2.99	48
Fiscal year ended 9-30-2008	5.52	5.60[3]	345	1.06	3.58	1.10	3.54	36
Fiscal year ended 9-30-2007	5.42	4.31[3]	204	1.11	4.23	1.15	4.19	43
Fiscal year ended 9-30-2006	5.42	2.58[3]	194	1.16	4.13	—	—	53
Fiscal year ended 9-30-2005	5.51	2.49[3]	213	1.17	3.78	—	—	36
Class B Shares								
Six-month period ended 3-31-2010 (unaudited)	5.66	0.76	10	1.96[4]	2.18[4]	2.00[4]	2.14[4]	27
Fiscal year ended 9-30-2009	5.68	5.08	13	1.92	2.12	1.96	2.08	48
Fiscal year ended 9-30-2008	5.52	4.63	14	1.99	2.68	2.03	2.64	36
Fiscal year ended 9-30-2007	5.42	3.35	13	2.04	3.30	2.08	3.26	43
Fiscal year ended 9-30-2006	5.42	1.64	15	2.09	3.20	—	—	53
Fiscal year ended 9-30-2005	5.51	1.56	18	2.09	2.87	—	—	36
Class C Shares								
Six-month period ended 3-31-2010 (unaudited)	5.66	0.82	12	1.83[4]	2.30[4]	1.87[4]	2.26[4]	27
Fiscal year ended 9-30-2009	5.68	5.19	13	1.81	2.24	1.85	2.20	48
Fiscal year ended 9-30-2008	5.52	4.73	11	1.90	2.75	1.94	2.71	36
Fiscal year ended 9-30-2007	5.42	3.41	8	1.98	3.37	2.02	3.33	43
Fiscal year ended 9-30-2006	5.42	1.72	9	2.01	3.28	—	—	53
Fiscal year ended 9-30-2005	5.51	1.62	11	2.04	2.92	—	—	36
Class Y Shares								
Six-month period ended 3-31-2010 (unaudited)	5.66	1.39	42	0.70[4]	3.43[4]	0.74[4]	3.39[4]	27
Fiscal year ended 9-30-2009	5.68	6.36	41	0.70	3.39	0.74	3.35	48
Fiscal year ended 9-30-2008	5.52	5.97	3	0.72	4.12	0.76	4.08	36
Fiscal year ended 9-30-2007	5.42	4.71	14	0.73	4.60	0.77	4.56	43
Fiscal year ended 9-30-2006	5.42	3.00	8	0.76	4.56	—	—	53
Fiscal year ended 9-30-2005	5.51	2.91	5	0.77	4.19	—	—	36

See Accompanying Notes to Financial Statements.

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2010 (unaudited)	$6.56	$0.27[2]	$ 0.25[2]	$ 0.52	$(0.27)	$ —	$(0.27)
Fiscal year ended 9-30-2009	6.31	0.50[2]	0.25[2]	0.75	(0.50)	—	(0.50)
Fiscal year ended 9-30-2008	7.28	0.51	(0.95)	(0.44)	(0.53)	—	(0.53)
Fiscal year ended 9-30-2007	7.27	0.53	0.01	0.54	(0.53)	—	(0.53)
Fiscal year ended 9-30-2006	7.39	0.52	(0.13)	0.39	(0.51)	—	(0.51)
Fiscal year ended 9-30-2005	7.55	0.52	(0.17)	0.35	(0.51)	—	(0.51)
Class B Shares							
Six-month period ended 3-31-2010 (unaudited)	6.56	0.24[2]	0.25[2]	0.49	(0.24)	—	(0.24)
Fiscal year ended 9-30-2009	6.30	0.43[2]	0.26[2]	0.69	(0.43)	—	(0.43)
Fiscal year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Fiscal year ended 9-30-2007	7.26	0.46	0.02	0.48	(0.46)	—	(0.46)
Fiscal year ended 9-30-2006	7.39	0.45	(0.14)	0.31	(0.44)	—	(0.44)
Fiscal year ended 9-30-2005	7.55	0.45	(0.17)	0.28	(0.44)	—	(0.44)
Class C Shares							
Six-month period ended 3-31-2010 (unaudited)	6.56	0.24[2]	0.25[2]	0.49	(0.24)	—	(0.24)
Fiscal year ended 9-30-2009	6.30	0.45[2]	0.25[2]	0.70	(0.44)	—	(0.44)
Fiscal year ended 9-30-2008	7.28	0.44	(0.95)	(0.51)	(0.47)	—	(0.47)
Fiscal year ended 9-30-2007	7.26	0.46	0.02	0.48	(0.46)	—	(0.46)
Fiscal year ended 9-30-2006	7.39	0.45	(0.13)	0.32	(0.45)	—	(0.45)
Fiscal year ended 9-30-2005	7.55	0.45	(0.17)	0.28	(0.44)	—	(0.44)
Class Y Shares							
Six-month period ended 3-31-2010 (unaudited)	6.56	0.28[2]	0.25[2]	0.53	(0.28)	—	(0.28)
Fiscal year ended 9-30-2009	6.31	0.52[2]	0.25[2]	0.77	(0.52)	—	(0.52)
Fiscal year ended 9-30-2008	7.29	0.53	(0.96)	(0.43)	(0.55)	—	(0.55)
Fiscal year ended 9-30-2007	7.27	0.55	0.02	0.57	(0.55)	—	(0.55)
Fiscal year ended 9-30-2006	7.39	0.54	(0.12)	0.42	(0.54)	—	(0.54)
Fiscal year ended 9-30-2005	7.55	0.55	(0.18)	0.37	(0.53)	—	(0.53)

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2010 (unaudited)	$6.81	8.06%[3]	$1,156	1.11%[4]	8.09%[4]	1.13%[4]	8.07%[4]	47%
Fiscal year ended 9-30-2009	6.56	13.49[3]	1,069	1.17	8.71	1.20	8.68	67
Fiscal year ended 9-30-2008	6.31	-6.39[3]	824	1.12	7.38	1.15	7.35	30
Fiscal year ended 9-30-2007	7.28	7.74[3]	922	1.12	7.17	1.15	7.14	59
Fiscal year ended 9-30-2006	7.27	5.40[3]	847	1.15	7.12	—	—	47
Fiscal year ended 9-30-2005	7.39	4.77[3]	856	1.14	6.93	—	—	40
Class B Shares								
Six-month period ended 3-31-2010 (unaudited)	6.81	7.51	23	2.15[4]	7.05[4]	2.17[4]	7.03[4]	47
Fiscal year ended 9-30-2009	6.56	12.40	24	2.26	7.66	2.29	7.63	67
Fiscal year ended 9-30-2008	6.30	-7.42	24	2.12	6.38	2.15	6.35	30
Fiscal year ended 9-30-2007	7.28	6.70	33	2.09	6.20	2.12	6.17	59
Fiscal year ended 9-30-2006	7.26	4.73	33	2.13	6.14	—	—	47
Fiscal year ended 9-30-2005	7.39	3.75	36	2.11	5.95	—	—	40
Class C Shares								
Six-month period ended 3-31-2010 (unaudited)	6.81	7.63	28	1.92[4]	7.28[4]	1.94[4]	7.26[4]	47
Fiscal year ended 9-30-2009	6.56	12.64	27	2.03	7.75	2.06	7.72	67
Fiscal year ended 9-30-2008	6.30	-7.35	13	2.05	6.45	2.08	6.42	30
Fiscal year ended 9-30-2007	7.28	6.74	17	2.04	6.25	2.07	6.22	59
Fiscal year ended 9-30-2006	7.26	4.47	15	2.06	6.20	—	—	47
Fiscal year ended 9-30-2005	7.39	3.82	16	2.04	6.02	—	—	40
Class Y Shares								
Six-month period ended 3-31-2010 (unaudited)	6.81	8.23	93	0.79[4]	8.41[4]	0.81[4]	8.39[4]	47
Fiscal year ended 9-30-2009	6.56	13.93	81	0.80	9.00	0.83	8.97	67
Fiscal year ended 9-30-2008	6.31	-6.09	39	0.79	7.71	0.82	7.68	30
Fiscal year ended 9-30-2007	7.29	7.93	38	0.80	7.50	0.83	7.47	59
Fiscal year ended 9-30-2006	7.27	5.89	28	0.82	7.44	—	—	47
Fiscal year ended 9-30-2005	7.39	5.07	24	0.83	7.24	—	—	40

See Accompanying Notes to Financial Statements.

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 3-31-2010 (unaudited)	$7.27	$0.14[2]	$(0.10)[2]	$ 0.04	$(0.15)	$ —	$(0.15)
Fiscal year ended 9-30-2009	6.63	0.29[2]	0.63[2]	0.92	(0.28)	—	(0.28)
Fiscal year ended 9-30-2008	6.92	0.26	(0.28)	(0.02)	(0.27)	—	(0.27)
Fiscal year ended 9-30-2007	6.99	0.27	(0.08)	0.19	(0.26)	—	(0.26)
Fiscal year ended 9-30-2006	7.02	0.26	(0.03)	0.23	(0.26)	—	(0.26)
Fiscal year ended 9-30-2005	7.10	0.25	(0.08)	0.17	(0.25)	—	(0.25)
Class B Shares							
Six-month period ended 3-31-2010 (unaudited)	7.26	0.12[2]	(0.11)[2]	0.01	(0.12)	—	(0.12)
Fiscal year ended 9-30-2009	6.62	0.22[2]	0.64[2]	0.86	(0.22)	—	(0.22)
Fiscal year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)
Fiscal year ended 9-30-2007	6.98	0.21	(0.07)	0.14	(0.20)	—	(0.20)
Fiscal year ended 9-30-2006	7.01	0.19	(0.03)	0.16	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	7.10	0.19	(0.09)	0.10	(0.19)	—	(0.19)
Class C Shares							
Six-month period ended 3-31-2010 (unaudited)	7.26	0.12[2]	(0.11)[2]	0.01	(0.12)	—	(0.12)
Fiscal year ended 9-30-2009	6.62	0.23[2]	0.63[2]	0.86	(0.22)	—	(0.22)
Fiscal year ended 9-30-2008	6.92	0.20	(0.29)	(0.09)	(0.21)	—	(0.21)
Fiscal year ended 9-30-2007	6.98	0.21	(0.07)	0.14	(0.20)	—	(0.20)
Fiscal year ended 9-30-2006	7.01	0.19	(0.03)	0.16	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	7.10	0.18	(0.09)	0.09	(0.18)	—	(0.18)

(1)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2)Based on average weekly shares outstanding.

(3)Total return calculated without taking into account the sales load deducted on an initial purchase.

(4)Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2010 (unaudited)	$7.16	0.63%[3]	$659	0.89%[4]	4.13%[4]	0.93%[4]	4.09%[4]	10%
Fiscal year ended 9-30-2009	7.27	14.31[3]	618	0.90	4.26	0.95	4.21	24
Fiscal year ended 9-30-2008	6.63	-0.39[3]	503	0.93	3.82	0.97	3.78	20
Fiscal year ended 9-30-2007	6.92	2.84[3]	499	0.95	3.99	0.99	3.95	5
Fiscal year ended 9-30-2006	6.99	3.32[3]	536	0.92	3.71	—	—	16
Fiscal year ended 9-30-2005	7.02	2.43[3]	589	0.91	3.57	—	—	14
Class B Shares								
Six-month period ended 3-31-2010 (unaudited)	7.15	0.12	2	1.83[4]	3.20[4]	1.86[4]	3.17[4]	10
Fiscal year ended 9-30-2009	7.26	13.28	3	1.87	3.29	1.91	3.25	24
Fiscal year ended 9-30-2008	6.62	-1.38	3	1.86	2.89	1.90	2.85	20
Fiscal year ended 9-30-2007	6.92	2.03	4	1.88	3.05	1.92	3.01	5
Fiscal year ended 9-30-2006	6.98	2.37	4	1.85	2.78	—	—	16
Fiscal year ended 9-30-2005	7.01	1.36	5	1.82	2.66	—	—	14
Class C Shares								
Six-month period ended 3-31-2010 (unaudited)	7.15	0.18	11	1.75[4]	3.27[4]	1.78[4]	3.24[4]	10
Fiscal year ended 9-30-2009	7.26	13.34	9	1.79	3.37	1.83	3.33	24
Fiscal year ended 9-30-2008	6.62	-1.39	4	1.87	2.88	1.91	2.84	20
Fiscal year ended 9-30-2007	6.92	2.00	3	1.90	3.03	1.94	2.99	5
Fiscal year ended 9-30-2006	6.98	2.34	4	1.89	2.74	—	—	16
Fiscal year ended 9-30-2005	7.01	1.32	4	1.85	2.63	—	—	14

See Accompanying Notes to Financial Statements.

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2010 (unaudited)	$4.70	$0.13[2]	$(0.02)[2]	$ 0.11	$(0.13)	$ —	$(0.13)
Fiscal year ended 9-30-2009	4.48	0.26[2]	0.21[2]	0.47	(0.25)	—	(0.25)
Fiscal year ended 9-30-2008	5.00	0.24	(0.52)	(0.28)	(0.24)	—	(0.24)
Fiscal year ended 9-30-2007	5.10	0.24	(0.10)	0.14	(0.24)	—	(0.24)
Fiscal year ended 9-30-2006	4.98	0.24	0.12	0.36	(0.24)	—	(0.24)
Fiscal year ended 9-30-2005	4.88	0.26	0.10	0.36	(0.26)	—	(0.26)
Class B Shares							
Six-month period ended							
3-31-2010 (unaudited)	4.70	0.11[2]	(0.02)[2]	0.09	(0.11)	—	(0.11)
Fiscal year ended 9-30-2009	4.48	0.22[2]	0.21[2]	0.43	(0.21)	—	(0.21)
Fiscal year ended 9-30-2008	5.00	0.20	(0.52)	(0.32)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.10	0.19	(0.10)	0.09	(0.19)	—	(0.19)
Fiscal year ended 9-30-2006	4.98	0.19	0.12	0.31	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	4.88	0.21	0.10	0.31	(0.21)	—	(0.21)
Class C Shares							
Six-month period ended							
3-31-2010 (unaudited)	4.70	0.11[2]	(0.02)[2]	0.09	(0.11)	—	(0.11)
Fiscal year ended 9-30-2009	4.48	0.22[2]	0.21[2]	0.43	(0.21)	—	(0.21)
Fiscal year ended 9-30-2008	5.00	0.19	(0.51)	(0.32)	(0.20)	—	(0.20)
Fiscal year ended 9-30-2007	5.10	0.19	(0.10)	0.09	(0.19)	—	(0.19)
Fiscal year ended 9-30-2006	4.98	0.19	0.12	0.31	(0.19)	—	(0.19)
Fiscal year ended 9-30-2005	4.88	0.21	0.10	0.31	(0.21)	—	(0.21)

(1) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(2) Based on average weekly shares outstanding.

(3) Total return calculated without taking into account the sales load deducted on an initial purchase.

(4) Annualized.

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[1]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[1]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 3-31-2010 (unaudited)	$4.68	2.41%[3]	$557	0.90%[4]	5.79%[4]	0.94%[4]	5.75%[4]	12%
Fiscal year ended 9-30-2009	4.70	11.40[3]	515	0.93	6.20	0.97	6.16	34
Fiscal year ended 9-30-2008	4.48	-5.82[3]	445	0.90	4.92	0.94	4.88	26
Fiscal year ended 9-30-2007	5.00	2.68[3]	497	0.97	4.67	1.01	4.63	33
Fiscal year ended 9-30-2006	5.10	7.37[3]	467	0.98	4.72	—	—	29
Fiscal year ended 9-30-2005	4.98	7.45[3]	407	0.97	5.18	—	—	24
Class B Shares								
Six-month period ended 3-31-2010 (unaudited)	4.68	1.95	4	1.80[4]	4.88[4]	1.84[4]	4.84[4]	12
Fiscal year ended 9-30-2009	4.70	10.43	4	1.83	5.27	1.87	5.23	34
Fiscal year ended 9-30-2008	4.48	-6.63	5	1.75	4.05	1.79	4.01	26
Fiscal year ended 9-30-2007	5.00	1.81	7	1.82	3.81	1.86	3.77	33
Fiscal year ended 9-30-2006	5.10	6.47	7	1.82	3.89	—	—	29
Fiscal year ended 9-30-2005	4.98	6.53	7	1.83	4.31	—	—	24
Class C Shares								
Six-month period ended 3-31-2010 (unaudited)	4.68	1.97	18	1.76[4]	4.94[4]	1.80[4]	4.90[4]	12
Fiscal year ended 9-30-2009	4.70	10.42	15	1.83	5.30	1.87	5.26	34
Fiscal year ended 9-30-2008	4.48	-6.67	13	1.79	4.02	1.83	3.98	26
Fiscal year ended 9-30-2007	5.00	1.77	13	1.87	3.77	1.91	3.73	33
Fiscal year ended 9-30-2006	5.10	6.43	13	1.86	3.82	—	—	29
Fiscal year ended 9-30-2005	4.98	6.49	9	1.87	4.26	—	—	24

See Accompanying Notes to Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Waddell & Reed Advisors Funds, a Delaware statutory trust (Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a Fund) are each a series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company (WRIMCO or the Manager).

Each Fund (except Cash Management, Municipal Bond Fund and Municipal High Income Fund, which do not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. Class B and Class C shares of Cash Management are closed to direct investment. Class A shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

The following is a summary of significant accounting policies consistently followed by each Fund.

Securities Valuation. Each Fund calculates the net asset value of its shares as of the close of the New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices. Security prices are based on quotes that are obtained from an independent pricing service approved by the Board of Trustees.

To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities which cannot be valued by the independent pricing service are valued using valuations obtained from dealers that make markets in the securities.

Options and swaps are valued by the independent pricing service unless the price is unavailable, in which case they are valued at either the mean between the last bid and asked price or using a valuation obtained from a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, are typically valued at the net asset value reported at the close of each business day.

Forward foreign currency contracts are valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service.

Senior loans are valued using a composite price from more than one broker or dealer as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less and all securities held by Cash Management are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. The Funds, under the supervision of the Board of Trustees, evaluates the impacts of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the direction of the Board of Trustees. As of March 31, 2010, the following had aggregate investments valued at fair value as shown:

Fund Name	Total Amount of Fair Valued Securities	Percent of Net Assets
Government Securities Fund	$ 1,630	0.38%

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Upon notification from issuers, some of the distributions received from a real estate investment trust or publicly traded partnership may be redesignated as a reduction of cost of the related investment and/or realized gain.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield it considers advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At March 31, 2010, there were no such unfunded commitments.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Credit Risk. Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default, and are not obligated to dispose of securities whose issuers subsequently

default. As of March 31, 2010, High Income Fund and Municipal High Income Fund held defaulted securities with an aggregate market value of $3,528 and $4,418, respectively, representing 0.27% and 0.76% of each Fund's net assets, respectively.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading, primarily using an independent pricing service authorized by the Board of Trustees.

Repurchase Agreements. Each Fund may purchase securities subject to repurchase agreements, which are instruments under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, generally remains at least equal to the value of the agreement, including accrued interest thereon. The collateral for the repurchase agreement is held by a custodian bank.

Investments with Off-Balance Sheet Risk. Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either delivers collateral or segregates assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the fiscal period ended March 31, 2010, management believes that under this standard no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2004.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of each Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown as this would be dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Concentration of Risk. Certain Funds may have a concentration of risk which includes, but is not limited to, investing in international securities. International investing involves additional risks including, but not limited to, currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations.

Other. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Management has performed a review for subsequent events through the date this report was issued.

2. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Trust's investment manager. WRIMCO provides investment advice, for which services it is paid a fee. Until September 30, 2006, the fee was payable by each Fund at the following annual rates and is accrued and paid daily:

Fund	Net Asset Breakpoints	Annual Rate
Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Cash Management	None	0.400%
Global Bond Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%

Fund	Net Asset Breakpoints	Annual Rate
Government Securities Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
High Income Fund	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Municipal Bond Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Municipal High Income Fund	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 9), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

Fund	Net Asset Breakpoints	Annual Rate
Bond Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Global Bond Fund	Up to $500 Million	0.590%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Government Securities Fund	Up to $500 Million	0.460%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
High Income Fund	Up to $500 Million	0.575%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
Municipal Bond Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Municipal High Income Fund	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%

Effective October 8, 2007, upon completion of the merger of Limited-Term Bond Fund into Bond Fund, the fee for Bond Fund is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)				Annual Fee Rate for Each Level
From $	0	to	$ 10	$ 0
From $	10	to	$ 25	$ 11.5
From $	25	to	$ 50	$ 23.1
From $	50	to	$ 100	$ 35.5
From $	100	to	$ 200	$ 48.4
From $	200	to	$ 350	$ 63.2
From $	350	to	$ 550	$ 82.5
From $	550	to	$ 750	$ 96.3
From $	750	to	$ 1,000	$ 121.6
From $1,000 and Over				$ 148.5

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958. Cash Management and Government Securities Fund pay a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Non-networked accounts. Each Fund pays WISC an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Ivy Funds and Ivy Funds, Inc.) reaches certain levels.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act, each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the fiscal period ended March 31, 2010, W&R received the following amounts in sales commissions and CDSC:

	Gross Sales Commissions	CDSC		
		Class A	Class B	Class C
Bond Fund.	$ 890	$ 1	$ 7	$ 2
Cash Management.	—	9	9	1
Global Bond Fund	854	1	4	1
Government Securities Fund.	180	—*	3	1
High Income Fund.	1,196	—*	5	4
Municipal Bond Fund.	523	2	1	1
Municipal High Income Fund.	677	—*	2	2

Not shown due to rounding.

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Trust's shares, except for registration fees and related expenses. During the fiscal period ended March 31, 2010, the following amounts were paid by W&R:

Bond Fund	$	562
Cash Management.		10,483
Global Bond Fund		552
Government Securities Fund.		130
High Income Fund		753
Municipal Bond Fund.		427
Municipal High Income Fund		470

Expense Reimbursements and/or Waivers. During the fiscal period ended March 31, 2010, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Global Bond Fund	$	87
Government Securities Fund.		85
High Income Fund		125
Municipal Bond Fund.		100
Municipal High Income Fund		100

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b–1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. During the fiscal period ended March 31, 2010, the following amounts represent the difference between 0.25% and the reduced Rule 12b–1 fees:

Bond Fund	$	65
Government Securities Fund.		33
Municipal Bond Fund.		41
Municipal High Income Fund		8

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain a minimum annualized yield. The minimum yield was 0.20% for the period from October 1, 2009 through December 3, 2009, 0.05% for the period from December 4, 2009 through January 28, 2010 and 0.02% for the period from January 29, 2010 through the date of this report. This reimbursement serves to reduce shareholder servicing. For the fiscal period ended March 31, 2010, the following expenses were reimbursed:

Cash Management, Class A.	$	221
Cash Management, Class B.		53
Cash Management, Class C.		53

Any amounts due to the funds as a reimbursement but not paid as of March 31, 2010 are shown as a receivable from affiliate on the Statement of Assets and Liabilities.

3. INVESTMENT VALUATIONS

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including each Fund's own assumptions in determining the fair value of investments)

The following tables summarize the valuation of each Fund's investments by the above fair value hierarchy levels as of March 31, 2010:

Fund	Level 1	Level 2	Level 3
Bond Fund			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 564,438	$ —
Municipal Bonds.	—	16,313	—
Other Government Securities	—	11,817	—
United States Government Agency Obligations.	—	317,586	9,985
United States Government Obligations.	—	145,083	—
Short-Term Securities	—	44,944	—
Total Investments in Securities . . .	$ —	$1,100,181	$9,985
Cash Management			
Assets			
Investments in Securities			
Corporate Obligations.	$ —	$ 778,155	$ —
Municipal Obligations.	—	355,735	—
United States Government Agency Obligations.	—	24,573	—
Total Investments in Securities . . .	$ —	$1,158,463	$ —
Global Bond Fund			
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 502,318	$3,928
Other Government Securities	—	50,951	2,253
United States Government Agency Obligations.	—	59,290	—
United States Government Obligations.	—	85,201	—
Short-Term Securities	—	34,883	—
Total Investments in Securities . . .	$ —	$ 732,643	$6,181
Forward Foreign Currency Contracts . .	$ —	$ 120	$ —
Liabilities			
Forward Foreign Currency Contracts . .	$ —	$ 1,747	$ —

Fund (Continued)	Level 1	Level 2	Level 3
Government Securities Fund			
Assets			
Investments in Securities			
Corporate Debt Securities.	$ —	$ 10,413	$ —
United States Government Agency Obligations	—	312,363	6,982
United States Government Obligations	—	83,713	—
Short-Term Securities.	—	14,840	—
Total Investments in Securities . . .	$ —	$ 421,329	$6,982
High Income Fund			
Assets			
Investments in Securities			
Common Stocks.	$12,605	$ —	$ —
Corporate Debt Securities.	—	1,177,632	8,710
Senior Loans	—	54,742	—
Short-Term Securities.	—	36,635	—
Total Investments in Securities . . .	$12,605	$1,269,009	$8,710
Forward Foreign Currency Contracts. .	$ —	$ 268	$ —
Municipal Bond Fund			
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 640,967	$ —
Short-Term Securities.	—	33,296	—
Total Investments in Securities . . .	$ —	$ 674,263	$ —
Municipal High Income Fund			
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 560,408	$ —
Short-Term Securities.	—	14,860	—
Total Investments in Securities . . .	$ —	$ 575,268	$ —

The following tables are a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

Fund	Corporate Debt Securities	Other Government Securities	United States Government Agency Obligations	Senior Loans
Bond Fund				
Beginning Balance 10–1–09	$ 1,039	$ —	$ —	$ —
Net realized gain (loss).	(2,020)	—	—	—
Net unrealized appreciation (depreciation)	1,979	—	(15)	—
Purchases	33	—	10,000	—
Sales	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—
Transfers out of Level 3 during the period.	(1,031)	—	—	—
Ending Balance 3–31–10	$ —	$ —	$ 9,985	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ —	$ —	$ (15)	$ —
Global Bond Fund				
Beginning Balance 10–1–09	$ 3,791	$2,075	$ —	$ —
Net realized gain (loss).	—	—	—	—
Net unrealized appreciation (depreciation)	137	178	—	—
Purchases	—	—	—	—
Sales	—	—	—	—
Transfers into Level 3 during the period	—	—	—	—
Transfers out of Level 3 during the period.	—	—	—	—
Ending Balance 3–31–10	$ 3,928	$2,253	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ 137	$ 178	$ —	$ —

Fund (Continued)	Corporate Debt Securities	Other Government Securities	United States Government Agency Obligations	Senior Loans
Government Securities Fund				
Beginning Balance 10–1–09	$ —	$ —	$ 1,856	$ —
Net realized gain (loss)	—	—	—	—
Net unrealized appreciation (depreciation)	—	—	(19)	—
Purchases	—	—	5,360	—
Sales	—	—	(215)	—
Transfers into Level 3 during the period	—	—	—	—
Transfers out of Level 3 during the period	—	—	—	—
Ending Balance 3–31–10	$ —	$ —	$ 6,982	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ —	$ —	$ (19)	$ —
High Income Fund				
Beginning Balance 10–1–09	$ 2,774	$ —	$ —	$ 33,577
Net realized gain (loss)	132	—	—	3,230
Net unrealized appreciation (depreciation)	(17)	—	—	(3,284)
Purchases	7,088	—	—	601
Sales	(6,744)	—	—	(19,139)
Transfers into Level 3 during the period	6,745	—	—	—
Transfers out of Level 3 during the period	(1,268)	—	—	(14,985)
Ending Balance 3–31–10	$ 8,710	$ —	$ —	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–10	$ (17)	$ —	$ —	$ —

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2010, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

As shown above, the Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

Securities' values included in the reconciliations above have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

4. INVESTMENT SECURITIES TRANSACTIONS

For the fiscal period ended March 31, 2010, the cost of purchases and the proceeds from maturities and sales of investment securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
Bond Fund	$ 131,272	$ 23,882
Cash Management	—	—
Global Bond Fund	97,955	58,827
Government Securities Fund	381	—
High Income Fund	618,466	556,431
Municipal Bond Fund	104,180	61,294
Municipal High Income Fund	112,817	62,275

Purchases of and proceeds from maturities and sales of U.S. Government securities were as follows:

	Purchases	Sales
Bond Fund	$ 123,492	$ 103,638
Global Bond Fund	36,279	14,845
Government Securities Fund	110,282	123,085

5. FEDERAL INCOME TAX MATTERS

For Federal income tax purposes, cost of investments owned at March 31, 2010 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of investments	Gross appreciation	Gross depreciation	Net unrealized appreciation (depreciation)
Bond Fund.	$1,096,862	$48,050	$34,746	$ 13,304
Cash Management.	1,158,463	—	—	—
Global Bond Fund	718,369	34,794	14,339	20,455
Government Securities Fund.	417,300	13,424	2,413	11,011
High Income Fund	1,225,078	74,363	9,117	65,246
Municipal Bond Fund.	640,467	38,478	4,682	33,796
Municipal High Income Fund	579,256	29,279	33,267	(3,988)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended September 30, 2009 and the related net capital losses and post-October activity updated with information available through the date of this report were as follows:

	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
Net ordinary income.	$36,843	$17,163	$24,903	$14,618	$80,445	$23,465	$26,364
Distributed ordinary income	37,817	16,865	32,425	14,556	80,181	22,886	26,238
Undistributed ordinary income	413	658	3,845	158	925	763	397
Realized long term capital gains	—	—	—	—	—	—	—
Distributed long term capital gains	—	—	—	—	—	—	—
Undistributed long term capital gains . .	—	—	—	—	—	—	—
Post-October losses deferred	4,397	209	22,215	2,009	71,510	—	15,880

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses). Distributions shown above may be reported differently to individual shareholders.

Capital loss carryovers are available to offset future net realized gains incurred in the eight taxable years succeeding the loss year for Federal income tax purposes. The following tables show the totals by year in which the capital loss carryovers will expire if not utilized.

	Bond Fund	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
September 30, 2010	$ —	$10,992	$ —	$ 48,079	$7,210	$11,473
September 30, 2011	—	1,274	—	74,474	—	3,930
September 30, 2012	—	—	—	—	—	4,152
September 30, 2013	—	—	—	—	—	5,048
September 30, 2014	—	—	—	—	115	—
September 30, 2015	5,689	—	923	—	1,919	420
September 30, 2017	276	—	44	33,425	—	504
Total carryover	$5,965	$12,266	$967	$155,978	$9,244	$25,527

6. MULTICLASS OPERATIONS

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:

Bond Fund	Six months ended 3–31–10		Fiscal year ended 9–30–09	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	28,835	$ 177,008	53,699	$ 317,260
Class B.	370	2,269	1,148	6,756
Class C.	510	3,128	1,203	7,088
Class Y.	475	2,906	1,397	8,340
Shares issued in reinvestment of distributions to shareholders:				
Class A.	3,022	18,499	5,844	34,452
Class B.	55	335	143	843
Class C.	41	252	89	526
Class Y.	62	380	114	672
Shares redeemed:				
Class A.	(16,513)	(101,340)	(43,185)	(254,467)
Class B.	(823)	(5,048)	(2,243)	(13,233)
Class C.	(513)	(3,145)	(1,135)	(6,695)
Class Y.	(506)	(3,089)	(3,100)	(18,047)
Net increase.	15,015	$ 92,155	13,974	$ 83,495

Cash Management	Six months ended 3–31–10		Fiscal year ended 9–30–09	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	1,494,250	$ 1,494,250	2,797,287	$ 2,797,287
Class B**.	3,706	3,706	29,724	29,724
Class C**.	4,387	4,387	23,967	23,967
Shares issued in reinvestment of distributions to shareholders:				
Class A.	1,478	1,478	16,313	16,313
Class B**.	10	10	81	81
Class C**.	10	10	74	74
Shares redeemed:				
Class A.	(1,588,876)	(1,588,876)	(2,854,350)	(2,854,350)
Class B**.	(7,868)	(7,868)	(29,551)	(29,551)
Class C**.	(8,421)	(8,421)	(23,343)	(23,343)
Net decrease	(101,324)	$ (101,324)	(39,798)	$ (39,798)

Global Bond Fund	Six months ended 3–31–10		Fiscal year ended 9–30–09	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	30,726	$119,754	61,271	$ 220,915
Class B.	625	2,435	1,613	5,816
Class C.	1,093	4,246	1,851	6,649
Class Y.	849	3,313	606	2,201
Shares issued in reinvestment of distributions to shareholders:				
Class A.	910	3,512	8,324	29,084
Class B.	18	69	192	666
Class C.	20	77	196	682
Class Y.	31	120	360	1,257
Shares redeemed:				
Class A.	(17,702)	(69,037)	(51,610)	(183,774)
Class B.	(681)	(2,653)	(3,021)	(10,796)
Class C.	(621)	(2,417)	(2,196)	(7,861)
Class Y.	(1,878)	(7,291)	(1,748)	(6,107)
Net increase.	13,390	$ 52,128	15,838	$ 58,732

**Class B and Class C are not available for direct investments.*

Government Securities Fund	Six months ended 3–31–10		Fiscal year ended 9–30–09	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	9,273	$ 52,647	53,840	$ 302,625
Class B.	82	466	1,648	9,228
Class C.	360	2,045	2,493	13,987
Class Y.	911	5,147	7,213	40,669
Shares issued in reinvestment of distributions to shareholders:				
Class A.	974	5,529	2,228	12,590
Class B.	21	119	61	344
Class C.	25	142	62	353
Class Y.	125	712	110	621
Shares redeemed:				
Class A.	(12,446)	(70,658)	(52,568)	(296,886)
Class B.	(545)	(3,097)	(2,037)	(11,508)
Class C.	(491)	(2,785)	(2,310)	(13,035)
Class Y.	(810)	(4,571)	(619)	(3,492)
Net increase (decrease)	(2,521)	$(14,304)	10,121	$ 55,496

High Income Fund	Six months ended 3–31–10		Fiscal year ended 9–30–09	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	19,091	$ 127,445	58,324	$ 326,307
Class B.	317	2,115	1,359	7,557
Class C.	642	4,285	2,720	15,221
Class Y.	2,323	15,478	7,240	40,348
Shares issued in reinvestment of distributions to shareholders:				
Class A.	6,189	41,376	11,807	67,130
Class B.	119	793	272	1,533
Class C.	140	936	228	1,306
Class Y.	545	3,645	848	4,862
Shares redeemed:				
Class A.	(18,272)	(121,792)	(37,892)	(213,922)
Class B.	(703)	(4,693)	(1,688)	(9,506)
Class C.	(692)	(4,616)	(980)	(5,589)
Class Y.	(1,632)	(10,877)	(1,765)	(10,137)
Net increase.	8,067	$ 54,095	40,473	$ 225,110

Municipal Bond Fund	Six months ended 3–31–10		Fiscal year ended 9–30–09	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	10,952	$ 78,471	19,588	$ 132,575
Class B.	34	240	130	875
Class C.	436	3,120	837	5,646
Class Y**	—	—	—	—
Shares issued in reinvestment of distributions to shareholders:				
Class A.	1,640	11,729	2,853	19,325
Class B.	6	41	13	86
Class C.	22	159	32	217
Class Y**	—	—	—*	1
Shares redeemed:				
Class A.	(5,484)	(39,273)	(13,307)	(89,731)
Class B.	(92)	(657)	(214)	(1,441)
Class C.	(130)	(929)	(295)	(2,007)
Class Y**	—	—	(4)	(29)
Net increase.	7,384	$ 52,901	9,633	$ 65,517

*Not shown due to rounding.
**Class is closed to investment.

	Six months ended 3–31–10		Fiscal year ended 9–30–09	
Municipal High Income Fund	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A.	14,000	$ 65,173	24,517	$101,885
Class B.	92	430	178	732
Class C.	961	4,477	1,345	5,598
Class Y**.	—	—	1,104	4,625
Shares issued in reinvestment of distributions to shareholders:				
Class A.	2,663	12,374	5,045	21,032
Class B.	17	79	42	174
Class C.	73	337	131	548
Class Y**.	—	—	—*	1
Shares redeemed:				
Class A.	(7,274)	(33,825)	(19,527)	(80,274)
Class B.	(129)	(600)	(566)	(2,364)
Class C.	(431)	(2,010)	(1,173)	(4,817)
Class Y**.	—	—	(1,111)	(4,677)
Net increase.	9,972	$ 46,435	9,985	$ 42,463

*Not shown due to rounding.
**All capital and shares related to Class Y were reorganized into an affiliated fund on May 18, 2009.

7. DERIVATIVE INSTRUMENTS

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's loss will consist of the net amount of contractual payments that the Fund has not yet received.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Swap Agreements. Certain Funds may invest in swap agreements.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. A Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost

of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into over-the-counter (OTC) option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Collateral. The Fund may mitigate counterparty risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund to offset with its counterparty certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 1 "Segregation and Collateralization" for additional information with respect to collateral practices.

Objectives and Strategies

Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund or to gain exposure to a currency where a foreign bond is not available.

Fair values of derivative instruments as of March 31, 2010:

Type of Derivative	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$120	Unrealized depreciation on forward foreign currency contracts	$1,747

The effect of derivative instruments on the Statement of Operations for the fiscal period ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$(6,354)	$7,575

During the fiscal period ended March 31, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $75,837 and $72,007, respectively.

High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the fund. To achieve this objective, the Fund utilized forward contracts.

Fair values of derivative instruments as of March 31, 2010:

Type of Derivative	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$268	N/A	$0

The effect of derivative instruments on the Statement of Operations for the fiscal period ended March 31, 2010:

Type of Derivative	Location of Gain (Loss) on Derivatives Recognized in Income	Realized Gain (Loss) on Derivatives Recognized in Income	Change in Unrealized Appreciation (Depreciation) on Derivatives Recognized in Income
Foreign currency	Net realized gain (loss) on forward foreign currency contracts/Net change in unrealized appreciation (depreciation) on forward foreign currency contracts	$0	$268

During the fiscal period ended March 31, 2010, the Fund's average principal amount outstanding for short forward contracts and long forward contracts was $3,202 and $3,365, respectively.

8. IN-KIND REDEMPTIONS

A Fund may, under certain circumstances, redeem portfolio securities rather than cash for a redemption of Fund shares (in-kind redemption). The fund recognizes a gain or loss on in-kind redemptions to the extent that the value of the redeemed securities differs on the date of the redemption from the cost of those securities. Gains and losses realized from in-kind redemptions are not recognized for tax purposes but rather are reclassified from accumulated undistributed net realized loss to paid-in capital. During the fiscal year ended September 30, 2009, Municipal High Income Fund realized $353 of net capital losses resulting from in-kind redemptions of $3,860.

9. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors (now Trustees) and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the Ivy Funds Variable Insurance Portfolios, formerly W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors (now Trustees) and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors (now Trustees). The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Trust's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

- On Waddell & Reed's website at www.waddell.com.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL

Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.

WADDELL & REED
Advisors Funds

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P.O. Box 29217
Shawnee Mission, KS 66201-9217

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Waddell & Reed, Inc.

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